Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DIVERSIFIED ENERGY COMPANY,

DEC MERGER SUB, INC.,

BIRCH PERMIAN HOLDINGS, INC.,

BIRCH 2026 STOCKHOLDER REPRESENTATIVE LLC, as Stockholder Representative,

and,

solely for purposes of Section 10.6 (and, to the extent related thereto, Article 13), WOLFBERRY INVESTMENTS INC.

DATED AS OF SEPTEMBER 2, 2026

TABLE OF CONTENTS
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APPENDICES:
Appendix A    -    Definitions
EXHIBITS:
    -
Exhibit A    -    Estimated Effective Date Accounts
Exhibit B    -    Form of Proposed Effective Date Accounts
Exhibit C    -    Form of Letter of Transmittal
Exhibit D    -    Form of BR Transfer Agreement
Exhibit E    -    Illustrative Deductible Calculations
Exhibit F    -    Form of A&R TSA
Exhibit G    -    Form of Company Stockholder Consent
Exhibit H-1    -    Form of Company Stockholder Release
Exhibit H-2    -    Form of Parent Release
Exhibit I    -    Effective Date Account Categories; Accounting Policies &
        Procedures
Exhibit J    -    Form of Escrow Agreement
Exhibit K    -    Form of Transition Services Agreement
Exhibit L    -    Hedging Parameters
Exhibit M    -    Calculation of Closing Merger Consideration
SCHEDULES:
Schedule 4.1    -    Permitted Conduct
Schedule 5.1    -    Company Knowledge Parties
Schedule 5.2    -    Company Group Members
Schedule 5.4    -    No Conflict
Schedule 5.5    -    Brokers’ Fees
Schedule 5.6    -    Company Litigation
Schedule 5.7    -    Taxes
Schedule 5.8    -    Compliance with Laws
Schedule 5.9    -    Material Contracts
Schedule 5.10    -    Consents
Schedule 5.11    -    Environmental Matters
Schedule 5.12    -    Capitalization
Schedule 5.13    -    Leases; Rights-of-Way; Special Warranty of Title
Schedule 5.15    -    Wells and Equipment

Schedule 5.19    -    Delivery of Hydrocarbons
Schedule 5.20    -    Bonds and Credit Support
Schedule 5.21    -    Payout Status
Schedule 5.23(f)    -    Employment and Labor Matters
Schedule 5.24    -    Indebtedness
Schedule 5.26    -    Financial Statements; No Liabilities
Schedule 5.27    -    Intellectual Property
Schedule 5.29    -    Insurance
Schedule 5.30    -    Hedging Transactions
Schedule 5.31    -    Affiliate Transactions
Schedule 5.32    -    Capital Expenditures
Schedule 5.33    -    Personal Property
Schedule 5.36    -    Sufficiency of Assets
Schedule 5.37    -    Lease Operating Statements
Schedule 5.38    -    Bank Accounts; Officers; Powers of Attorney
Schedule 6.1    -    Parent Knowledge Parties
Schedule 6.7(b)    -    Parent Litigation
Schedule 7.4(e)    -    Non-Solicitation
Schedule 7.6    -    Termination of Related Party Contracts
Schedule 7.8    -    D&O Insurance Policies
Schedule 7.12    -    Consents
Schedule 7.15    -    Designated Operations Personnel
Schedule 1.1(c)    -    Real Property Interests
Schedule 1.1(d)    -    Net Revenue Interest; Allocated Value
Schedule 1.1(e)    -    Permitted Leakage
Schedule 1.1(g)    -    Contested Liens or Charges

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AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of September 2, 2026 (the “Execution Date”), by and among (a) Diversified Energy Company, a Delaware corporation (“Parent”), (b) DEC Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), (c) Birch Permian Holdings, Inc., a Delaware corporation (the “Company”), (d) Birch 2026 Stockholder Representative LLC, a Delaware limited liability company, solely in its capacity as the representative of the Company Stockholders (the “Stockholder Representative”), and (e) solely for purposes of Section 10.6 (and, to the extent related thereto, Article 13), Wolfberry Investments Inc., a Delaware corporation (“Wolfberry”). Parent, Merger Sub, the Company and the Stockholder Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”
RECITALS:
WHEREAS, Parent has caused Merger Sub to be formed solely for the purpose of consummating the transactions contemplated by this Agreement, and, as of the date hereof, Merger Sub has not conducted any activities other than those incidental to its formation and the negotiation, execution, and performance of this Agreement;
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Parties intend that Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent (the “Surviving Corporation”);
WHEREAS, the board of directors of the Company (the “Company Board”) formed a special committee of independent and disinterested directors of the Company Board (the “Company Special Committee”) for the purpose of, among other things, evaluating, considering, negotiating and making a recommendation to the Company Board with respect to this Agreement, the Merger and the other transactions contemplated hereby (collectively (and including without limitation, the MIP Interest Sale and Birch II Subsidiary Sale), the “Transactions”), and the Company Special Committee has unanimously (a) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, and (c) recommended that the Company Board approve and declare advisable this Agreement, the Merger and the Transactions (the “Company Special Committee Recommendation”);
WHEREAS, upon receipt of the Company Special Committee Recommendation, the Company Board (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, including the Merger, and (c) resolved to recommend the adoption and approval of this Agreement and the Transactions by the Company Stockholders;

WHEREAS, the board of directors of Parent has approved this Agreement and the Transactions;
WHEREAS, the board of directors of Merger Sub has (a) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Merger Sub and its sole stockholder, and (b) approved and declared advisable this Agreement and the Transactions;
WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;
WHEREAS, promptly following the execution of this Agreement, and as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain Company Stockholders, collectively holding record ownership of at least 80% of the issued and outstanding Company Common Stock, will execute and deliver to the Company and Parent the Company Stockholder Consent, irrevocably approving and adopting this Agreement and the Transactions, including the Merger, in accordance with the requirements of this Agreement, the Company’s Organizational Documents and the DGCL;
WHEREAS, the Parties to this Agreement desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and to prescribe various conditions to the Merger;
WHEREAS, concurrently with the execution of this Agreement, Parent has entered into (a) that certain MIP Purchase Agreement, dated as of the date hereof (the “MIP Purchase Agreement”), by and among Parent, the sellers party thereto (the “MIP Sellers”) and Jason Cansler, solely in his capacity as the representative of the MIP Sellers, pursuant to which Parent will acquire all of the outstanding Class B Incentive Units (as such term is defined in that certain Second Amended & Restated Limited Liability Company Agreement of Birch Permian, LLC, effective as of April 12, 2019, as amended) in Birch Permian, LLC, a Delaware limited liability company, from the holders of such Class B Incentive Units (“MIP”) (such transaction, the “MIP Interest Sale”), and (b) that certain Birch II Subsidiaries Purchase Agreement, dated as of the date hereof (the “Birch II Purchase Agreement”), by and between Parent and Birch Permian II, LLC, a Delaware limited liability company (“Birch II”), pursuant to which Parent will acquire from Birch II all of the Interests in each of Milkwater, LLC, a Delaware limited liability company, and Birch II EOC, LLC, a Delaware limited liability company (such transaction, the “Birch II Subsidiary Sale”);
WHEREAS, (a) the closing of the Merger is conditioned upon the contemporaneous closing of each of the MIP Interest Sale and the Birch II Subsidiary Sale, (b) the closing of the MIP Interest Sale is conditioned upon the contemporaneous closing of each of the Merger and the Birch II Subsidiary Sale, and (c) the closing of the Birch II Subsidiary Sale is conditioned upon the contemporaneous closing of each of the Merger and the MIP Interest Sale; and
WHEREAS, Parent has agreed to deliver to an account specified in writing by the Company, an aggregate amount equal to $50,000,000 (the “Deposit Amount”) promptly after the
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execution and delivery of this Agreement in accordance with the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:
Article 1
DEFINITIONS AND INTERPRETATION
1.1Defined Terms. In addition to the terms defined in the Preamble and the Recitals of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings set forth in Appendix A. A defined term has its defined meaning throughout this Agreement regardless of whether it appears before or after the place where it is defined, and its other grammatical forms have corresponding meanings.
1.2References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions refer to the corresponding Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. All references to “$” shall be deemed references to Dollars. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the Execution Date, and, as applicable, as consistently applied in the oil and gas industry. Unless the context requires otherwise, the word “or” is not exclusive. As used herein, the word (a) “day” means calendar day; (b) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (c) “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause, or other subdivision unless expressly so limited; (d) “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection, and clause hereof in which such words occur; and (e) “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine, or neuter genders shall be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Appendices, Exhibits, and Schedules referred to herein are attached to this Agreement and by this reference incorporated herein for all purposes. Reference herein to any federal, state, local, or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall also be deemed to refer to such Laws as in effect as of the Execution Date or as hereafter amended. Examples are not to be construed to limit, expressly or by implication, the matter they illustrate. References to a specific time shall refer to prevailing Central Time, unless otherwise indicated. Except as otherwise specifically provided in this Agreement, any agreement, instrument, or writing defined or referred to herein means such agreement, instrument, or writing, as from time to time amended, supplemented, or modified prior to the Execution Date. Except as otherwise provided in this Agreement, when calculating the period of time before which, within which or following which, any act is to be done or step taken under this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day. Whenever this Agreement contemplates the consent or approval of a Party with respect to any matter before taking any action (or
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refraining from taking action) with respect to such matter, it is a condition, in any such case, to the validity and effectiveness of any consent or approval of such Party that (x) such consent or approval must be in writing and (y) on the face of such writing, it must be readily apparent that the applicable matter is being expressly approved or consent to such matter is being expressly provided.
Article 2
THE MERGER
2.1The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Time of Merger’s Effectiveness, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the Surviving Corporation and a wholly owned Subsidiary of Parent.
2.2Closing. The closing of the Transactions (the “Closing”) shall take place remotely by the exchange of documents and signatures (or at such other location as the Parties may agree in writing), at 10:00 a.m. Central Time, on November 19, 2026 (the “Scheduled Closing Date”); provided, however, (x) that if the Requisite Financial Statement Information Delivery Obligations have not been satisfied on or before the Requisite Financial Statement Information Delivery Deadline, Parent may elect, by one or more written notices to the Company, to extend the Scheduled Closing Date by one day for each day following the Requisite Financial Statement Information Delivery Deadline until (and including) the date on which the Requisite Financial Statement Information Delivery Obligations are satisfied, in which case the Scheduled Closing Date shall be deemed extended accordingly, and (y) if any conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have not been satisfied or waived by the Scheduled Closing Date, then the Closing shall take place on the fifth (5th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or at such other date, time, and place as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”
2.3Time of Merger’s Effectiveness. On the Closing Date, and as soon as practicable following the Closing, the Company and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged, and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being herein referred to as the “Time of Merger’s Effectiveness”).
2.4Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Time of Merger’s Effectiveness, all the property, rights, privileges, immunities, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company and Merger Sub shall become the debts, liabilities, and duties of the Surviving Corporation.
2.5Organizational Documents. At the Time of Merger’s Effectiveness, automatically by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, the certificate of incorporation of Merger Sub and bylaws of Merger Sub, as in effect immediately prior to the Time of Merger’s Effectiveness, shall be the certificate of incorporation and the bylaws, respectively, of the Surviving Corporation as of the Time of Merger’s Effectiveness, until each is duly amended as provided therein or in accordance with applicable Law; provided, however, that the name of Merger Sub set forth therein shall be changed to a name to be designated by Parent prior to Closing.
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2.6Directors and Officers of the Surviving Corporation.
(a)The directors of Merger Sub immediately prior to the Time of Merger’s Effectiveness shall be the directors of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(b)The officers of Merger Sub immediately prior to the Time of Merger’s Effectiveness shall be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified.
2.7Necessary Further Actions. If, at any time after the Time of Merger’s Effectiveness, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title, and possession to all assets, property, rights, privileges, powers, and franchises of the Company and Merger Sub, the directors and officers of the Surviving Corporation are fully authorized in the name and on behalf of the Company and Merger Sub to take all such lawful and necessary action.
Article 3
MERGER CONSIDERATION; EXCHANGE PROCEDURES
3.1Merger Consideration. The aggregate consideration to be paid in respect of the Company Common Stock pursuant to the Merger shall be comprised of cash equal to the sum of (a) $758,750,600.00 (as may be adjusted pursuant to Section 3.3, Section 3.4 and Section 11.2(h)), minus (b) the Deposit Amount, plus (c) an amount equal to the Ticking Amount (the “Merger Consideration”).
3.2Conversion of Shares. At the Time of Merger’s Effectiveness, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any Company Stockholder:
(a)Merger Sub Shares. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Time of Merger’s Effectiveness shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.
(b)Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Time of Merger’s Effectiveness (other than (i) shares of Company Common Stock to be canceled in accordance with Section 3.2(c) and (ii) Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration, without interest. Each share of Company Common Stock so converted shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each former holder of shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration in accordance with this Article 3. The Dissenting Shares shall cease to exist and shall be automatically cancelled and retired and each holder of Dissenting Shares shall cease to have any rights with respect thereto other than as described in Section 3.8.
(c)Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by any Company Group Member or by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Time of Merger’s Effectiveness shall automatically be canceled and shall cease to exist, and no consideration shall be paid in exchange therefor.
3.3Pre-Closing Statements.
(a)Prior to the date hereof, the Company delivered to Parent the estimated Effective Date Accounts attached hereto as Exhibit A (the “Estimated Effective Date Accounts”). The Company shall deliver to Parent a proposed final version of the Effective Date Accounts
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(the “Proposed Effective Date Accounts”) in substantially the form attached hereto as Exhibit B, accompanied by a reasonably detailed summary setting forth the difference between the Estimated Effective Date Accounts and the Proposed Effective Date Accounts and the increase or reduction (as applicable) to the Merger Consideration attributable to any such difference, no later than twenty-one (21) Business Days prior to the Scheduled Closing Date.
(i)For a period of ten (10) Business Days following the delivery of any Proposed Effective Date Accounts (the “Review Period”), Parent shall be entitled to (A) reasonable access to such relevant work papers and other documentation of the Company relating to the preparation of such Proposed Effective Date Accounts (it being agreed that such access shall not require the Company or its Representatives to disclose information covered by the attorney-client, work product or similar privilege; provided that the Company shall use commercially reasonable efforts to provide such information in a manner that does not jeopardize such privilege) and (B) dispute in writing specific items, and amounts related thereto, set forth in the Proposed Effective Date Accounts (an “Effective Date Account Dispute Notice”, and any items and amounts set forth by Parent in an Effective Date Account Dispute Notice, a “Disputed Account Item”); provided, that any Effective Date Account Dispute Notice shall only be made (and shall only be effective) if such notice constitutes an assertion in good faith by Parent that the Effective Date Accounts (A) are not consistent with the applicable assets and liabilities of the Company as reflected in the books and records of the Company as of the Effective Date or (B) are calculated in a manner inconsistent with the terms of this Agreement and the accounting and other methods, practices, principles, policies, and procedures set forth in Exhibit I. For the purposes of clarity, if Parent fails to timely and properly deliver an Effective Date Account Dispute Notice prior to the conclusion of the Review Period, then the Proposed Effective Date Accounts delivered by the Company to Parent shall be deemed irrevocably agreed to by Parent (and such Proposed Effective Date Accounts delivered by the Company shall be deemed final, binding, non-appealable, and conclusive for purposes of this Section 3.3(a)). If Parent timely and properly delivers to the Company an Effective Date Account Dispute Notice prior to the conclusion of the Review Period, then the Company and Parent shall seek to resolve the disputes set forth therein within ten (10) Business Days following the Company’s receipt of such Effective Date Account Dispute Notice (the “Resolution Period”), and any written resolution agreed to by the Company and Parent as to any disputed items and amounts shall be deemed final, binding, non-appealable, and conclusive for purposes of this Section 3.3(a). If Parent timely and properly delivers to the Company an Effective Date Account Dispute Notice prior to conclusion of the Review Period, then all items and amounts to which Parent does not object shall be deemed as set forth in the statement of Proposed Effective Date Accounts delivered by the Company and such items and amounts shall be deemed final, binding, non-appealable, and conclusive for purposes of this Section 3.3(a). Any items and amounts that cannot be agreed to (or deemed agreed to) by the Parties in accordance with this Section 3.3(a) (such amounts “Disputed Effective Date Amounts”) prior to the conclusion of the Resolution Period shall be referred to the Independent Accountant for final determination in accordance with the terms and conditions of Section 3.4(d), mutatis mutandis. For the purposes of clarity, no Disputed Account Item asserted by Parent may introduce any line item or category of asset or liability that is not included in the Estimated Effective Date Accounts (except in the case of Manifest Error), it being understood that Parent may dispute the amount of any line item included in the Proposed Effective Date Accounts, whether or not such amount differs from the corresponding amount set forth in the Estimated Effective Date Accounts.
(ii)At Closing, Parent shall deposit, or cause to be deposited, with the Escrow Agent, in trust, cash in an amount equal to the Disputed Effective Date Amounts, if any, into a segregated escrow account (the “Disputed Effective Date Escrow Account”)
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to be held and disbursed in accordance with the terms of this Agreement and the Escrow Agreement. The Disputed Effective Date Amounts shall be funded from, and shall reduce dollar-for-dollar, the Merger Consideration otherwise payable at Closing. If any Disputed Effective Date Amounts are required to be deposited in the Disputed Effective Date Escrow Account, Parent and the Stockholder Representative shall take such actions as necessary to implement such escrow account and enter into the Escrow Agreement.
(iii)Notwithstanding anything to the contrary and for the purposes of clarity, any Disputed Effective Date Amounts attributable to Birch Permian or its direct or indirect Subsidiaries shall, subject to the terms and conditions of Exhibits A and I, be included in the calculation of Disputed Effective Date Amounts for purposes of this Agreement to the extent of the Company’s proportionate interest therein (i.e., 80%), and 100% of any Disputed Effective Date Amounts attributable to the Company or any other wholly owned Company Group Member shall be included as a Disputed Effective Date Amount.
(b)At least fifteen (15) Business Days prior to the Scheduled Closing Date, the Company shall deliver to Parent a statement (the “Closing Statement”) setting forth the Company’s good faith estimate of Leakage, if any (“Company Estimated Leakage”), together with reasonable supporting documentation necessary to confirm such estimated Leakage. The Closing Statement shall be prepared in accordance with GAAP. Within five (5) Business Days after receipt of the Closing Statement, Parent may submit to the Company in writing any objections or proposed changes thereto, and the Company shall consider all such objections and proposed changes in good faith. If the Parties are unable to agree on the estimates of Leakage, the Company Estimated Leakage shall control for purposes of the Closing Adjustment. The Merger Consideration delivered at Closing will be reduced by the amount of Company Estimated Leakage (such reduction, the “Closing Adjustment”). If, following the Closing, it is determined in accordance with Section 3.4 that the Company Estimated Leakage exceeded the actual Leakage, Parent shall, within five (5) Business Days of such determination, pay to the Stockholder Representative (for further distribution to the Exchange Agent, and then to the Company Stockholders pro rata in accordance with their Proceeds Percentage) an amount equal to the lesser of (x) the amount by which the Company Estimated Leakage exceeded the actual Leakage and (y) $11,580,645.16.
(c)Within five (5) Business Days following the conclusion of the Resolution Period, the Stockholder Representative shall deliver to Parent a statement in substantially the form attached hereto as Exhibit B setting forth the Effective Date Accounts as and to the extent finally determined in accordance with this Section 3.3, the Disputed Effective Date Amounts that are contemplated to be referred to the Independent Accountant pursuant to Section 3.3(a)(i), and the resulting adjustment to the Closing Merger Consideration.
3.4Leakage Escrow.
(a)Leakage Escrow Deposit. At Closing, Parent shall deposit, or cause to be deposited, with the Escrow Agent, in trust, cash in an amount equal to $11,580,645.16 (the “Leakage Escrow Amount”) into a segregated escrow account (the “Leakage Escrow Account”) to be held and disbursed in accordance with this Agreement and the Escrow Agreement. The Leakage Escrow Amount shall be funded from, and shall reduce dollar-for-dollar, the Merger Consideration otherwise payable at Closing.
(b)Post-Closing Leakage Claims. If, within ninety (90) days following the Closing Date, Parent delivers to the Stockholder Representative a written notice (a “Post-Closing Leakage Notice”) identifying in reasonable detail any Leakage that Parent believes occurred but was not reflected in the Closing Adjustment (to the extent not so reflected, “Unaccounted Leakage”), the Stockholder Representative shall have twenty (20) Business Days to deliver a
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written response accepting or disputing such claim. To the extent the Stockholder Representative fails to deliver a written response within such twenty (20) Business Day period, the amount of any Unaccounted Leakage set forth in the Post-Closing Leakage Notice shall be deemed agreed to by the Stockholder Representative. If the Stockholder Representative disputes the claim, the Parties shall negotiate in good faith for fifteen (15) Business Days. Any amounts remaining in dispute shall be resolved by the Independent Accountant in accordance with Section 3.4(d).
(c)Release of Leakage Escrow. Within one (1) Business Day following the day that (i) the Stockholder Representative accepts (or is deemed to have accepted) the amount of Unaccounted Leakage set forth in the Post-Closing Leakage Notice or (ii) the amount of Unaccounted Leakage is determined by the Independent Accountant in accordance with Section 3.4(d), the Stockholder Representative and Parent shall, in accordance with the terms and subject to the conditions set forth in the Escrow Agreement, deliver joint written instructions to the Escrow Agent to release (i) to Parent, the aggregate amount of Unaccounted Leakage finally determined in accordance with Section 3.4(b) and/or 3.4(d) (if any) and (ii) to the Exchange Agent (for further disbursement to the Company Stockholders pro rata in accordance with their Proceeds Percentage), the balance of the Leakage Escrow Amount.
(d)Dispute Resolution.
(i)Any Leakage dispute not resolved within the negotiation period shall be submitted to KPMG LLP (or, if unavailable, a mutually agreed nationally recognized accounting firm) (the “Independent Accountant”). Parent and the Stockholder Representative shall promptly jointly engage the Independent Accountant (but in no event later than ten (10) days after the conclusion of the negotiation period contemplated by the immediately preceding sentence) and shall instruct the Independent Accountant to act as an expert and not as an arbitrator. Within ten (10) Business Days after the Independent Accountant is engaged, each Party shall submit to the Independent Accountant and the other Party a written statement setting forth its position with respect to each disputed item, together with reasonable supporting materials. The Independent Accountant shall resolve only the disputed items, and its determination for each disputed item must fall within the range defined by Parent’s claim and the Stockholder Representative’s response. The Independent Accountant’s determination shall be final and binding absent Manifest Error.
(ii)Parent and the Stockholder Representative shall cooperate with the Independent Accountant during the term of its engagement and shall use commercially reasonable efforts to cause the Independent Accountant to resolve all remaining disagreements with respect to the computation of the Leakage as soon as practicable. The Independent Accountant shall consider only those items and amounts in Parent’s and the Stockholder Representative’s respective calculations of Leakage, including each of the components thereof, that are identified as being items and amounts to which Parent and the Stockholder Representative have been unable to agree and no ex parte conferences, oral examinations, testimony, depositions, discovery or other form of evidence gathering or hearings shall be conducted or allowed. In resolving any disputed item, the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Independent Accountant’s determination of the amount of Leakage, including each of the components thereof, shall be based solely on written materials submitted by Parent and the Stockholder Representative (i.e., not on independent review) and consistent with the relevant terms and definitions included herein. The determination of the Independent Accountant shall be conclusive and binding upon, and non-appealable by, the Parties and shall not be subject to appeal or further review; provided, however, that such determination may be reviewed, corrected or set
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aside by a court of competent jurisdiction upon a finding that the Independent Accountant committed Manifest Error with respect to its determination. The determination of the Independent Accountant shall not be deemed an award subject to review under the Federal Arbitration Act or any other statute.
(iii)The costs and expenses of the Independent Accountant in determining the amount of Leakage shall be borne by Parent, on the one hand, and the Stockholder Representative, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each Party bears to the aggregate amount actually contested by such Party.
3.5Exclusive Recourse for Leakage. The Leakage Escrow Account shall be the sole and exclusive source of recovery of Parent and its Affiliates (including the Surviving Corporation) for any Leakage to the extent not already accounted for through the Closing Adjustment or arising as the result of Fraud. Except to the extent arising as the result of such Person’s own Fraud, no Company Stockholder, nor any other Person, shall have any personal liability for any Leakage, whether under this Agreement or otherwise. For the avoidance of doubt, the Leakage Escrow Account shall be available solely to satisfy Leakage claims finally resolved in accordance with Section 3.4 and shall not be a source of recovery for any breach of any representation, warranty, covenant or agreement, nor in respect of any Disputed Effective Date Amount claims, Title Defect claims or Environmental Defect claims. Notwithstanding the foregoing and for the avoidance of doubt, there shall be no increase in the Merger Consideration payable to the Company Stockholders in excess of the Leakage Escrow Amount.
3.6Recourse for Disputed Effective Date Amounts. Within one (1) Business Day following the day that the Disputed Effective Date Amounts are finally determined in accordance with Section 3.3(a)(i) and/or Section 3.4(d) (mutatis mutandis), the Stockholder Representative and Parent shall, in accordance with the terms and subject to the conditions set forth in the Escrow Agreement, deliver joint written instructions to the Escrow Agent to release (i) to Parent, the aggregate amount of Disputed Effective Date Amounts finally determined in accordance with the terms and conditions of Section 3.3(a)(i) and/or Section 3.4(d) (mutatis mutandis) if and to the extent such amounts were not properly attributable to the Effective Date Accounts as finally determined in accordance with Section 3.3(a)(i) and/or Section 3.4(d) (mutatis mutandis) and (ii) to the Exchange Agent (for further disbursement to the Company Stockholders pro rata in accordance with their Proceeds Percentage and the terms of the Escrow Agreement), the balance of the Disputed Effective Date Escrow Account. For the avoidance of doubt, the Disputed Effective Date Escrow Account shall be available solely to satisfy claims with respect to Disputed Effective Date Amounts claims finally resolved in accordance with Section 3.3(a)(i) and/or Section 3.4(d) (mutatis mutandis) and shall not be a source of recovery for any breach of any representation, warranty, covenant or agreement, nor in respect of any Leakage claims, Title Defect claims or Environmental Defect claims.
3.7Exchange Procedures.
(a)Exchange Agent. Prior to the Time of Merger’s Effectiveness, Parent and the Stockholder Representative shall enter into an exchange agent agreement, in form and substance reasonably acceptable to Parent and the Company, with Equiniti Trust Company, LLC, a New York limited liability trust company (in its capacity as the exchange agent, the “Exchange Agent”).
(b)Exchange Fund. At or prior to the Time of Merger’s Effectiveness, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Stockholders, cash in an aggregate amount sufficient to pay the Closing Merger Consideration less the Aggregate Dissenting Shares Merger Consideration (the “Exchange Fund”). Following the Time of Merger’s Effectiveness, Parent shall promptly deposit, or cause to be deposited, with the Exchange Agent any portion of the Merger Consideration to the extent
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owed on account of Dissenting Shares ceasing to be classified as Dissenting Shares in accordance with Section 3.8. The Exchange Fund shall not be used for any other purpose.
(c)Non-DTC Positions. With respect to shares of Company Common Stock not held through DTC (each, a “Non-DTC Share”), as promptly as reasonably practicable after the Time of Merger’s Effectiveness (but in any event within two Business Days thereafter), the Exchange Agent shall deliver to each holder of record of any Non-DTC Share a letter of transmittal in substantially the form attached hereto as Exhibit C (a “Letter of Transmittal”). Upon delivery to the Exchange Agent of a properly completed and duly executed Letter of Transmittal, together with all documents and deliverables required thereby (including such IRS Form W-9, IRS Form W-8 or certificate of non-foreign status meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2), as applicable, and such surrender, evidence or affidavit), the Exchange Agent shall pay and deliver to such holder of record, as promptly as reasonably practicable thereafter (but in any event within two Business Days after such delivery), a check or wire transfer of immediately available funds in the amount (after giving effect to any required Tax withholdings as provided in Section 3.7(f)) of the Per Share Merger Consideration such holder is entitled to receive pursuant to Section 3.2(b), and each certificate or book-entry notation representing such former Non-DTC Share shall thereupon be promptly cancelled by the Exchange Agent. Until so surrendered, from and after the Time of Merger’s Effectiveness each Non-DTC Share shall represent for all purposes only the right to receive the Per Share Merger Consideration as provided in this Agreement. Payment of the Per Share Merger Consideration with respect to Non-DTC Shares shall only be made to the Person in whose name such Non-DTC Shares are registered.
(d)DTC Positions. With respect to shares of Company Common Stock held through DTC, prior to the Time of Merger’s Effectiveness, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC (including procedures for the collection of a duly completed and executed IRS Form W-9, appropriate IRS Form W-8 or certificate of non-foreign status meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2), as applicable) to provide that the Exchange Agent will transmit to DTC or its nominees as promptly as reasonably practicable after the Time of Merger’s Effectiveness, but in any event within three Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Per Share Merger Consideration applicable to such shares hereunder.
(e)No Further Ownership Rights. From and after the Time of Merger’s Effectiveness, holders of shares of Company Common Stock that were outstanding immediately prior to the Time of Merger’s Effectiveness shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable Law. All cash paid upon the transfer of shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented thereby. At and after the Time of Merger’s Effectiveness, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Time of Merger’s Effectiveness.
(f)Withholding. Parent, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Per Share Merger Consideration or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under the Code or any other applicable Law. To the extent that such amounts are so properly deducted, withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock or other applicable payee in respect of which such deduction and withholding was made. Other than with
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respect to (i) amounts treated as compensation or (ii) a holder of Company Common Stock that fails to deliver an IRS Form W-9 pursuant to Section 3.7(c) or Section 3.7(d), if the applicable withholding agent intends to withhold from any amounts payable hereunder, the applicable withholding agent shall provide prior notice of such withholding to the Company (or, after the Time of Merger’s Effectiveness, the Surviving Corporation) and the affected holder as soon as reasonably practicable after it determines withholding is required and shall cooperate to reduce or eliminate such withholding to the extent permissible under applicable Law.
(g)Termination of Exchange Fund; Unclaimed Amounts. Any portion of the Exchange Fund (including any interest or other income received with respect thereto) that remains undistributed to the holders of shares of Company Common Stock on the date that is twelve (12) months after the Time of Merger’s Effectiveness shall be delivered to the Surviving Corporation, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Corporation for satisfaction of their claims for the Per Share Merger Consideration. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Laws.
3.8Dissenting Shares.
(a)Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Time of Merger’s Effectiveness and that are held by any holder who is entitled to demand and has properly demanded appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has not effectively withdrawn or lost the right to such appraisal (collectively, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and the holders thereof shall be entitled to receive only such consideration as may be determined to be due to them pursuant to Section 262 of the DGCL; provided, however, that if any such holder fails to perfect or effectively withdraws or loses the right to appraisal under such Section 262, each of such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted, as of the Time of Merger’s Effectiveness, into the right to receive the Per Share Merger Consideration, without interest thereon. Upon any shares of Company Common Stock ceasing to be Dissenting Shares, (i) such shares shall be treated for all purposes of this Agreement (including the definitions of “Per Share Merger Consideration” and “Proceeds Percentage”) as if such shares had never constituted Dissenting Shares, (ii) each Company Stockholder’s Proceeds Percentage shall be recalculated accordingly, and such recalculated Proceeds Percentages shall apply to all releases and distributions from the Disputed Effective Date Escrow Account, the Leakage Escrow Account and the Defect Escrow Account (and any other amounts distributable to the Company Stockholders hereunder) made after the date such shares cease to be Dissenting Shares and (iii) with respect to any such release or distribution made prior to such date, amounts otherwise distributable to the Company Stockholders in subsequent releases and distributions shall be adjusted so that, after giving effect to such adjustment, each Company Stockholder (including the holder of such shares) shall have received, in the aggregate, the amounts such Company Stockholder would have received had such recalculated Proceeds Percentages applied to all such releases and distributions, without interest and without any obligation of any Company Stockholder to return amounts previously received.
(b)The Company shall give Parent prompt notice of any written demand for appraisal of any shares of Company Common Stock, any attempted withdrawal of any such demand, and any other instrument served pursuant to Section 262 of the DGCL and received by the Company. Subject to the Company’s right to reasonably participate therein (but not control), Parent shall have the right to direct all negotiations and Proceedings with respect to such demands, and neither the Company nor the Stockholder Representative shall, except with the
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prior written consent of Parent, voluntarily make any payment with respect to, or offer to settle or settle, any such demands or approve any withdrawals of any such demands.
3.9Deposit Amount Matters at Closing. Substantially concurrently with the payment of the Exchange Fund contemplated by Section 3.7(b), the Company shall deliver or cause to be delivered to the Exchange Agent, in trust for the benefit of the Company Stockholders, an aggregate amount equal to the Deposit Amount (such amount shall, as of the Closing Date, be added to, and shall increase and be treated as a part of, the Exchange Fund). Notwithstanding anything herein to the contrary and for the avoidance of doubt, the delivery of the Deposit Amount to the Exchange Agent shall not be Leakage.
Article 4
ACTIONS PENDING THE MERGER
4.1Conduct of Business by the Company
. From the date hereof until the earlier of the Time of Merger’s Effectiveness and the termination of this Agreement pursuant to Section 9.1 and except (i) as contemplated by this Agreement, (ii) as may be required by applicable Law, (iii) as set forth in the ordinary course operations schedule on Schedule 4.1, or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), each Company Group Member shall conduct its business and operation of the Assets as a reasonably prudent operator and consistent with past practices, and no Company Group Member will:
(a)(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any options, warrants, convertible securities or other rights to acquire any such equity or (ii) enter into any agreement with respect to the foregoing;
(b)(i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire any capital stock, membership, company, partnership or other equity interests;
(c)(i) sell, lease, dispose of or discontinue all or any portion of its Assets other than in the ordinary course of business, (ii) other than leases of assets or property in the ordinary course of business or consistent with past practices or acquisitions of assets in the ordinary course of business consistent with past practice, acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity, (iii) merge, consolidate or enter into any other business combination transaction with any Person, or (iv) convert from a corporation, limited partnership or limited liability company, as the case may be, to any other business entity;
(d)(i) make, declare, set aside or pay dividends or other distributions in respect of shares of Company Common Stock or the equity securities of any Company Group Member (other than the Company), other than any such dividend or distribution constituting Permitted Leakage (other than pursuant to clause (a) of the definition thereof), or (ii) enter into any agreement with respect to the voting of its equity or voting securities;
(e)amend the Company Certificate of Incorporation or Company Bylaws or any Organizational Document of the Company’s Subsidiaries as in effect on the date of this Agreement (whether by merger, consolidation, acquisition of stock or assets or otherwise);
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(f)other than in the ordinary course of business consistent with past practice, enter into any contract, agreement or arrangement that would be a Material Contract;
(g)other than in the ordinary course of business consistent with past practice, modify, amend, terminate or assign, or waive or assign any rights under any Lease or Material Contract in any material respect;
(h)waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, in each case, in excess of $500,000;
(i)implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;
(j)fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;
(k)(i) make, change, or revoke any material Tax election, including elections for any and all joint ventures, limited liability companies or other investments where it has the capacity to make such binding election, (ii) adopt or change any Tax accounting period or material method of Tax accounting, (iii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material liability or assessment related to Taxes, (iv) settle, compromise or surrender any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (vi) amend any material Tax Return, (vii) surrender in writing any right to claim a material refund of Taxes or (viii) enter into any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements the primary purpose of which does not relate to Taxes);
(l)(i) incur, assume, guarantee or otherwise become liable for any material Indebtedness (directly, contingently or otherwise), other than borrowings under the Company RBL, (ii) other than as otherwise permissible under Section 4.1(c)(ii), enter into any material lease (whether operating or capital), (iii) create any Encumbrance (except for Permitted Encumbrances) on its property or equity interests, or (iv) propose, authorize, consent to or make capital expenditures that are, on an individual basis, in excess of $1,000,000, other than such capital expenditures as are (A) contemplated in Schedule 4.1 or (B) required (in the Company’s reasonable, good faith estimation) on an emergency basis or for the safety of individuals, assets or the environment (for which the Company shall notify Parent of any such expenditure in connection with clause (A) or (B) as soon as reasonably practicable);
(m)authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;
(n)grant or create any preferential right, consent, overriding royalty or similar obligations with respect to the Properties;
(o)voluntarily relinquish its position as operator to anyone with respect to the Properties, or voluntarily abandon any of its Properties other than as required pursuant to the terms of a Lease, Contract or applicable Law;
(p)enter into any Related Party Contract;
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(q)enter into any Hedging Transaction outside the ordinary course of business;
(r)fail to use commercially reasonable efforts to maintain any material Permits, approvals, bonds and guaranties required to own and/or operate the assets of any Company Group Member;
(s)fail to use commercially reasonable efforts to submit any required registration, declaration or filing with any applicable Governmental Authority;
(t)fail to use commercially reasonable efforts to maintain the books, accounts and records of each Company Group Member in the ordinary course of business consistent with past practice and in compliance with all applicable Laws, GAAP and contractual obligations;
(u)hire or engage any employees or other individual service providers or establish, adopt, or enter into any Company Group Benefit Plan;
(v)enter into any contract, agreement or arrangement or take any action that, in each case, would be reasonably likely to have a System Material Adverse Effect; and
(w)agree or commit to do anything prohibited by clauses (a) through (v) of this Section 4.1.
provided, however, that the foregoing does not limit or restrict the ability of any Company Group Member to take otherwise prohibited actions in response to emergency situations (in the Company’s reasonable, good faith estimation); provided that the Company promptly notifies Parent of the same. Requests for approval of any action restricted by this Section 4.1 shall be submitted to Parent in writing. If Parent does not respond in writing denying such request within ten (10) days after delivery of such request, Parent shall be deemed to have approved such requested action.
4.2Conduct of Business by Parent and Merger Sub. From the date hereof until the earlier of the Time of Merger’s Effectiveness and the termination of this Agreement pursuant to Section 9.1, and except (i) as expressly contemplated or permitted by this Agreement or (ii) as may be required by applicable Law, Parent will not, and will cause each of its respective Subsidiaries not to, enter into any contract, agreement or arrangement or take any action that would be reasonably likely to have a Material Adverse Effect on, or materially interfere with or delay, the consummation of the Transactions, including the Merger. Parent will take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, on the terms and conditions set forth in this Agreement.
Article 5
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
5.1Generally.
(a)Any representation or warranty qualified by the “knowledge of the Company” or “to the Company’s knowledge” or with any similar knowledge qualification is limited to matters within the Knowledge of the individuals listed in Schedule 5.1.
(b)Subject to the foregoing provision of this Section 5.1 or as set forth in the Schedules, the Company represents and warrants to Parent as of the Execution Date and at
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Closing (except for the representations and warranties that refer to a specified date, which will be deemed to be made as of such date only) the matters set out in this Article 5.
5.2Organization, General Authority and Standing.
(a)The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware. Schedule 5.2 sets forth a true and complete list of the Company Group Members (other than the Company). Each Company Group Member (other than the Company) is (i) a corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of the State of Delaware and (ii) duly licensed or qualified to do business and in good standing to do business as a foreign corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except, in the case of clause (ii), for such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a System Material Adverse Effect.
(b)Each Company Group Member has all requisite organizational power to (i) own, lease, and operate its properties, (ii) carry on its business as now being conducted consistent with past practices and (iii) perform its obligations under all Contracts by which it is bound, except, in the case of clauses (ii) and (iii), where the failure to have such power, individually or in the aggregate, has not had and would not reasonably be expected to have a System Material Adverse Effect.
5.3Authorization and Enforceability. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions and each Company Group Member has the requisite organizational power and authority to execute, deliver and perform its obligations under any Transaction Documents to which it will be a party. This Agreement and the Transactions have been authorized by all necessary corporate action by the Company. With respect to this Agreement and the Transactions, (a) the Company Special Committee has unanimously (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, and (iii) recommended that the Company Board approve and declare advisable this Agreement, the Merger and the Transactions and (b) upon receipt of the Company Special Committee Recommendation, the Company Board has (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, and (iii) resolved to recommend the adoption and approval of this Agreement and the Transactions by the Company Stockholders. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes the Company’s valid and binding obligation, enforceable against the Company in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles).
5.4No Conflicts. Except as set forth on Schedule 5.4, subject to compliance with the HSR Act, the execution, delivery, and performance of this Agreement and the other Transaction Documents by the Company, and the transactions contemplated hereby and thereby, will not (a) violate any provision of the Organizational Documents of any Company Group Member, (b) subject to the termination of the Company RBL and satisfaction in full of all obligations outstanding thereunder, violate, conflict with or result in a default (with or without due notice or lapse of time or both) or the creation of any Encumbrance (other than Permitted Encumbrances) or give rise to any right of termination, cancellation or acceleration under any Contract applicable to the Company or to the Assets, (c) violate any Laws applicable to any Company Group Member or (d) violate any provision of any Contract to which the Company Group
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Member is a party or by which the Assets are bound, except, in the case of clauses (b), (c) and (d), as would not reasonably be expected to have a System Material Adverse Effect.
5.5Liability for Brokers’ Fees. Except to the extent provided for in Schedule 5.5, Parent shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of the Company or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.
5.6Litigation.
(a)Except as set forth on Schedule 5.6(a), there are no, and during the three (3) years immediately preceding the Execution Date there have not been any, actions, suits or proceedings by or against any Company Group Member or any of their respective Affiliates pending before any Governmental Authority, or to the Company’s knowledge, (i) threatened in writing by or against any Company Group Member or any of their respective Affiliates or (ii) against any Third Party operator of any of the Assets (in such Third Party operator’s capacity as operator of such Assets).
(b)There is no outstanding judgment, order, writ, injunction, ruling, decree, or pending or, to the knowledge of the Company, threatened investigation by any Governmental Authority (i) that affects any Company Group Member, any Affiliate of any Company Group Member, any equity interests of a Company Group Member, or any of the Assets and is material to the ownership or operation of the Assets (taken as a whole), or (ii) that affects the Transactions. Except as set forth on Schedule 5.6(b), there is no action, suit, or proceeding (x) by any Company Group Member pending, or for which any Company Group Member has commenced preparations to initiate, against any other Person or (y) by any Third Party (including any Representative of the Company or any of its Affiliates) pending in connection with the business of the Company Group that is financed by the Company or any of its Affiliates or for which the Company or any of its Affiliates is (or will be) responsible for any portion of the costs, expenses or liabilities thereof. Except as set forth on Schedule 5.6(b), during the past three (3) years prior to the Execution Date, to the knowledge of the Company, there have been no actions, suits, or proceedings filed relating to the personal injury or death of any Person in connection with the business of the Company Group Members or the Assets for which any Company Group Member or any Affiliate of any Company Group Member would have any liability that would reasonably be expected to have a System Material Adverse Effect after the Closing Date.
5.7Taxes. Except as set forth on Schedule 5.7:
(a)All material Taxes that have become due and payable with respect to any Company Group Member or its assets (whether or not shown or required to be shown on any Tax Return) have been paid in full.
(b)All material Tax Returns that were required to be filed by or with respect to any Company Group Member have been duly and timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct in all material respects.
(c)No claim, litigation, audit, examination, investigation or proceeding is pending, in progress or, to the Company’s knowledge, has been threatened in writing with respect to any material amount of Taxes or material Tax Returns relating to any Company Group Member.
(d)None of the assets of the Company Group is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed or otherwise treated as a partnership under Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state or local Law, in each case, other than with respect to Birch Permian and Birch Minerals.
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(e)There is not currently in effect, and no Company Group Member has consented in writing to, any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any material amounts of Taxes with respect to the Company Group.
(f)No written claim has been made by any Governmental Authority in any jurisdiction in which a Company Group Member does not file a Tax Return that any material Tax Return is required to be filed or any material Taxes that would be covered by or the subject of such unfiled Tax Return are required to be paid in such jurisdiction with respect to such Company Group Member. No Company Group Member has had a permanent establishment (within the meaning of an applicable Tax treaty) or has become subject to Tax outside of the United States.
(g)There are no liens for Taxes (other than liens described in clause (d) of the definition of Permitted Encumbrances) on any of the Assets.
(h)No Company Group Member has liability for the Taxes of any Person (other than another Company Group Member) under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local or non-U.S. Law, or as a transferee or successor, or by Contract (other than liabilities for Taxes of affiliated groups the common parent of which is Newberry or Birch Permian). No Company Group Member has been a member of any Affiliated Group filing a consolidated, combined or unitary Tax Return, other than any such group the common parent of which is Newberry or Birch Permian.
(i)No Company Group Member is, or has ever been, a party to, or bound by, any agreement or arrangement relating to the sharing, indemnification or allocation of Tax liabilities (or any similar agreement or arrangement) between or among Persons, in each case, other than (i) pursuant to any agreement or arrangement, the primary purpose of which does not relate to Taxes, or (ii) an agreement among only the Company Group Members.
(j)No Company Group Member has participated in, or been a party to, a “listed transaction” as this term is defined in Treasury Regulations Section 1.6011-4(b) (or any predecessor provision).
(k)No Company Group Member will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Date as a result of: (i) an adjustment under either Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) by reason of a change in method of accounting or otherwise on or prior to the Effective Date for a taxable period ending on or prior to the Effective Date; (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Effective Date; (iii) an intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created on or prior to the Effective Date; (iv) an installment sale or open transaction disposition made on or prior to the Effective Date; or (v) a prepaid amount received or deferred revenue accrued on or prior to the Effective Date.
(l)Each Company Group Member has timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by such Company Group Member with respect to any payment owing to, or paid to, its employees, creditors, independent contractors, customers and other Third Parties (and has timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Authority).
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(m)No Company Group Member has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code in the two (2) years prior to the date of this Agreement.
(n)No Company Group Member is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Governmental Authority. No Company Group Member has entered into or requested a private letter ruling, technical advice memorandum or similar ruling from a Governmental Authority with respect to a Company Group Member that would have continuing effect after the Closing Date.
(o)For U.S. federal income tax purposes, (i) each of Birch Permian and Birch Minerals is classified as a partnership, and at all times since its formation has been classified as a partnership or as an entity disregarded as separate from its owner, (ii) each of the Company and Birch Operations, Inc. is, and at all times since its formation has been, classified as a corporation, and (iii) each other Company Group Member (other than those listed in clauses (i) and (ii) above) is, and at all times since its formation has been, classified as an entity disregarded as separate from its owner.
5.8Compliance with Laws. Other than as set forth on Schedule 5.8, (i) each Company Group Member (including with respect to its ownership and operation of the Assets) is, and during the last three (3)-year period prior to and including the Closing Date, has been, in compliance with all applicable Laws in all material respects, (ii) no Company Group Member has received written notice of any violation of any applicable Law and (iii) no Company Group Member has received written notice that it is under investigation by any Governmental Authority for potential non-compliance with any Law.
5.9Material Contracts.
(a)Schedule 5.9(a) sets forth all Contracts as of the Execution Date of the type described below to which any Company Group Member is a party or by which any Company Group Member or any of the Assets are bound (the “Material Contracts”):
(i)each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Company Group, in excess of $1,000,000 during the current or subsequent calendar year or $3,500,000 in the aggregate over the term of the Contract (based solely on the terms thereof and contracted volumes (or if none, current volumes)), other than agreements solely between or among the Company and its Subsidiaries;
(ii)each Contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Company (whether incurred, assumed, guaranteed or secured by any asset) in excess of $3,000,000, other than agreements solely between or among the Company and its Subsidiaries;
(iii)each Contract for lease of personal property or real property involving aggregate payments in excess of $600,000 in any calendar year that are not terminable within 90 days, other than Contracts related to drilling rigs, compressors or generators and the effect of which are reflected in the Company Financial Statements;
(iv)each Contract containing an area of mutual interest, joint bidding area, joint acquisition area or a non-compete provision that, following the Time of
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Merger’s Effectiveness would by its terms restrict the ability of the Surviving Corporation to compete in any line of business or with any Person or in any geographic area during any period of time after the Time of Merger’s Effectiveness;
(v)each Contract involving the pending acquisition or sale of (or option to purchase or sell) assets or properties of the Company and its Subsidiaries in excess of $1,000,000, taken as a whole;
(vi)each Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil and condensate or fluctuations in interest rates, that will be binding on the Surviving Corporation after the Time of Merger’s Effectiveness;
(vii)each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Assets;
(viii)each joint development agreement, exploration agreement, participation or program agreement or similar agreement that contractually requires the Company to make expenditures that would reasonably be expected to be in excess of $1,000,000 individually or in the aggregate, during the current or any subsequent calendar year or $3,500,000 individually or in the aggregate over the term of the Contract during the twelve (12)-month period following the date of this Agreement;
(ix)each Contract (A) providing for the sale by any Company Group Member of Hydrocarbons that has a remaining term of greater than 90 days and that does not allow the applicable Company Group Member to terminate without penalty on 90 days’ or less notice or (B) that contains any calls on, or options to purchase, quantities of Hydrocarbons;
(x)each Contract that grants to any Person other than a Company Group Member any exclusive rights, rights of first refusal, right of first offer, preferential right to purchase, drag-along right, tag-along right, appraisal right, option, put or call, or exclusive negotiation or other similar rights, or any explicit most favored pricing provisions;
(xi)each Contract providing for (a) the sale by any Company Group Member of Hydrocarbons that contains a take-or-pay clause or any similar prepayment or forward sale arrangement or obligation (excluding gas balancing arrangements associated with customary joint operating agreements) to deliver Hydrocarbons in the future without then or thereafter receiving full payment therefor; (b) acreage dedication, minimum volume commitments or capacity reservations fees to a gathering, transportation or other arrangement downstream of the wellhead; or (c) guaranties or commitments of volumes of Hydrocarbons from a Company Group Member or the Assets;
(xii)each collective bargaining agreement to which the Company is a party or is subject;
(xiii)each Contract that would survive Closing that expressly limits or restricts the ability of the Company or any Company Group Member (A) to make distributions or declare or pay dividends in respect of their common stock or other equity securities, (B) to make loans to the Company or any Company Group Member or (C) to grant liens on the Assets of the Company or any Company Group Member;
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(xiv)each Contract that relates to the prior acquisition or disposition of any assets material (individually or in the aggregate) to the Company Group Members, taken as a whole, during the three years prior to the Execution Date or for which there are, as of the Execution Date, any outstanding obligation or pending claim for indemnity that will or could reasonably be expected to be binding on any Company Group Member or its assets after Closing;
(xv)each Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations;
(xvi)each Contract that is a plant agreement, injection agreement, repressuring or recycling agreement, saltwater or other disposal agreement, or water purchase, sourcing or similar agreement that is not terminable without penalty upon 90 days’ or less notice;
(xvii)each Contract for which the primary purpose is (A) to indemnify another Person or (B) guaranteeing any payment or performance obligation of any Third Party; and
(xviii)each agreement under which the Company has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $25,000 outstanding as of the Execution Date.
(b)Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Material Contract may be limited by applicable Law and public policy, each of the Material Contracts constitutes the valid and binding obligation of the Company Group and constitutes the valid and binding obligation of the other parties thereto and is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to be material to the Company Group (taken as a whole).
(c)(i) No Company Group Member is in material breach or default under, nor has any Company Group Member received written notice of breach or default by a Company Group Member under any Material Contract, (ii) to the knowledge of the Company, no other party to any Material Contract has materially breached or is in default of any of its obligations under any Material Contract, and (iii) there is not any default or event which, with notice or lapse of time or both, would constitute a default on the part of the Company or, to the knowledge of the Company, any other party to any Material Contract, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained. As of the Execution Date, the Company has made available to Parent or its Representatives a complete and correct copy of each Material Contract (including any and all amendments, exhibits, schedules, annexes and supplements thereto).
5.10Consents and Preferential Purchase Rights. Except as set forth on Schedule 5.10, and subject to compliance with the HSR Act, (a) no consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party, by the Company Group Members or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby; and (b) there are no Preferential Rights, tag-along rights, drag-along rights or other similar rights that are applicable to or triggered by the Transactions.
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5.11Environmental Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material to the Company Group (taken as a whole) or as set forth on Schedule 5.11:
(a)To the Company’s knowledge, the Company Group Members’ ownership and operation of the Assets are, and at all times since January 1, 2022 have been, in compliance in all material respects with Environmental Laws and all Permits required under Environmental Laws.
(b)To the Company’s knowledge, there has been no Release of Hazardous Substances on, from, under, or to the Assets that could reasonably be expected to give rise to material liabilities of any Company Group Member under Environmental Law.
(c)No Company Group Member has entered into, or is subject to, any agreement with, or consent, order, settlement, decree or judgment of, any Governmental Authority issued pursuant to Environmental Laws that requires any Remediation of any of the Assets, except for those which have been fully resolved.
(d)No Company Group Member (and, to the Company’s knowledge, no Third Party operator of the Assets) has received written notice that remains unresolved of any actual or alleged condition or conduct on or with respect to any Asset which, if true, would constitute a violation of or noncompliance with, or require Remediation after the Closing Date or give rise to liability under, any Environmental Laws, in each case, by any Company Group Member.
(e)There are no Proceedings pending or, to the Company’s knowledge, threatened in writing before any Governmental Authority with respect to the Assets alleging violations of, or claiming Remediation obligations under, Environmental Laws that remain unresolved.
Notwithstanding anything to the contrary herein, with respect to Assets that are operated by a Person other than a Company Group Member, the representations and warranties set forth in this Section 5.11 are limited to the knowledge of the Company.
5.12Capitalization.
(a)The authorized capital stock of the Company consists of 200,000,000 shares, consisting of (i) 10,000,000 shares of Company Preferred Stock, (ii) 189,999,998 shares of Company Class A Common Stock, (iii) one (1) share of Company Class B Common Stock and (iv) one (1) share of Company Class C Common Stock. As of the Execution Date, 80,729,393 shares of Company Class A Common Stock, one (1) share of Company Class B Common Stock, no shares of Company Class C Common Stock and no shares of Company Preferred Stock are issued and outstanding, and no other shares of capital stock or other equity securities of the Company are issued or outstanding.
(b)All issued and outstanding shares of capital stock of the Company and the equity, partnership, membership or similar interest of Company Group Members (other than the Company), as applicable, have, in each case, been duly authorized and validly issued, are fully paid and nonassessable, and were not issued in violation of the DGCL, the Organizational Documents of the Company Group Members, applicable securities Laws, or any preemptive rights, rights of first refusal, rights of first offer, purchase options, call options, subscription rights or other similar rights of any Person. Except as set forth on Schedule 5.12(b), there are no outstanding options, warrants, subscription rights, calls, puts, conversion rights, exchange rights, preemptive rights, stock appreciation rights, phantom equity rights, profit participation rights, restricted stock units, deferred stock units, equity-based awards, convertible securities,
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exercisable securities or other rights or commitments obligating any Company Group Member to issue, sell, transfer, redeem, repurchase, acquire or otherwise dispose of any shares of capital stock or other equity securities of any Company Group Member.
(c)Except as set forth on Schedule 5.12(c) or in the Company’s Organizational Documents, no Company Group Member is a party to any voting trust, voting agreement, stockholders agreement, proxy, transfer restriction, registration rights agreement, tag-along right, drag-along right, preemptive right, right of first refusal, right of first offer, purchase option, call option, redemption right, repurchase right or other agreement, arrangement, instrument or understanding restricting or otherwise relating to the voting, transfer, ownership, issuance, sale, redemption, repurchase or disposition of any outstanding shares of capital stock or other equity securities of any Company Group Member.
(d)No shares of Company Preferred Stock are issued or outstanding, and no series of Company Preferred Stock has been designated by the Company Board. The Company Board has the authority under the Company Certificate of Incorporation to issue Company Preferred Stock in one or more series and to fix the number, designation, voting powers, preferences, relative participating, optional or other special rights, and qualifications, limitations or restrictions of each such series, in each case subject to the Company Certificate of Incorporation and applicable Law.
(e)There are no bonds, debentures, notes or other Indebtedness of any Company Group Member having the right to vote, or convertible into or exchangeable or exercisable for securities having the right to vote, with the Company Stockholders on any matter. Except as set forth on Schedule 5.12(e), there are no declared or accrued but unpaid dividends or distributions with respect to any shares of capital stock or other equity securities of any Company Group Member.
(f)Except as set forth on Schedule 5.12(f), other than the Company’s direct and indirect ownership of the equity interests of the Company Group Members (other than the Company), no Company Group Member directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.
(g)True, correct and complete copies of the Organizational Documents of each Company Group Member, including the Company Certificate of Incorporation, have been made available to Parent, and such Organizational Documents reflect all amendments, restatements, supplements and modifications thereto through the Execution Date. No Company Group Member is in violation of any of the provisions of its Organizational Documents.
5.13Leases; Rights-of-Way; Special Warranty of Title.
(a)The applicable Company Group Member (or, to the Company’s knowledge, the applicable Third Party operator) has paid all accrued bonuses and delay rentals due with respect to the Company Group’s interest in the Leases, in each case, in accordance with the Leases and applicable Law. As of the Execution Date, no Company Group Member has received any written notice that any Lease accounts are not current or that any payments required thereunder have not been paid.
(b)No Company Group Member is in breach of any material provision in any material joint operating agreement, material Lease (other than provisions addressing payment of Burdens, which are addressed in Section 5.17) or material Right-of-Way or in default with respect to the performance of any material obligation of such Company Group Member under
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such joint operating agreements, Leases (other than provisions addressing payment of Burdens, which are addressed in Section 5.17) or such Rights-of-Way, and no party to any joint operating agreement, material Lease or material Right-of-Way or any successor to the interest of such party has filed or, to the Company’s knowledge, has threatened in writing to file any action to terminate, cancel, rescind or procure judicial reformation of any such joint operating agreement, Lease, or Right-of-Way.
(c)Schedule 5.13(c) contains a true, correct, and complete list of all Leases operated by the Company Group which (i) are currently held by payment of shut-in royalties, reworking operations, any substitute for production of Hydrocarbons in paying quantities, or any other means other than production of Hydrocarbons in paying quantities and will terminate or expire absent action by the Company Group or (ii) other than Leases that are held by production, have primary terms that expire within two (2) years after the Closing Date. As of the Execution Date, no Company Group Member (or, to the Company’s knowledge, any applicable Third Party operator) has received any written notice or demand from any lessor asserting that any of the Leases have terminated due to a failure to be held by production in paying quantities by the Wells or otherwise.
(d)Except to the extent those obligations have been fulfilled by any Company Group Member or any of their respective predecessors in interest prior to the Effective Date, none of the Real Property Interests or Contracts contain express provisions obligating any Company Group Member to drill any wells on the Assets.
(e)As of the Defect Claim Date and the Closing Date, the Company Group holds Defensible Title to the Wells and DSUs from and against the lawful claims of any and all Persons claiming or to claim the same or any part thereof, in each case, by, through and/or under any Company Group Member or any of their respective Affiliates, but not otherwise, subject to and except for Permitted Encumbrances.
5.14Surface Contracts. The Company Group has good and indefeasible title to all fee surface interests owned by the Company Group, free from liens, charges, encumbrances and defects, except Permitted Encumbrances or where the failure to have such title or be free from liens, charges, encumbrances and defects would not reasonably be expected to materially and adversely affect the Company Group’s current and future use of such fee surface interests.
5.15Wells and Equipment. Except as set forth on Schedule 5.15:
(a)all Wells (i) that are operated by a Company Group Member and (ii) to the knowledge of the Company, that are operated by a Person other than a Company Group Member have been drilled and completed at locations within the limits permitted by all applicable Leases, Contracts, pooling or unit agreements and applicable Laws;
(b)(i) the Company has not received any written notices or demands from Governmental Authorities or other Third Parties to plug or abandon any Wells and (ii) there are no wells that any Company Group Member is currently obligated (directly or indirectly as a working interest owner) by Law or Contract to plug and abandon that have not been plugged and abandoned in accordance with all applicable Laws;
(c)all currently producing Wells and equipment used or held for use in connection with the operation of the Properties (the “Equipment”) (i) that are operated by a Company Group Member and (ii) to the knowledge of the Company, that are operated by a Person other than a Company Group Member are, in all material respects, in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted; and
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(d)no Well operated by any Company Group Member is subject to penalties on allowables after the Closing Date because of overproduction.
5.16Permits. The Company Group has all material Permits required to permit the ownership and operation of the Assets as presently owned and operated by the Company Group, and each is in full force and effect and has been duly and validly issued. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any revocation, cancellation, suspension or modification of any such Permit. There is no outstanding violation in any material respect of any such Permit by any Company Group Member. No Company Group Member has received any written notice of any violation of any such Permit in connection with the use, ownership and/or operation of the Assets that has not been resolved to the satisfaction of the relevant Governmental Authority, and there are no proceedings pending or, to the Company’s knowledge, threatened in writing that might result in any material adverse modification, revocation, termination or suspension of any such Permit or which would require any corrective or remedial action by any Company Group Member. The Company Group Members will collectively have the use and benefit of all such material Permits immediately following consummation of the Transactions.
5.17Royalties. Except for Suspense Funds held as permitted pursuant to applicable Law, the Company Group has paid all Burdens due by the Company Group with respect to the Assets.
5.18Imbalances. As of the Execution Date, there are no material Well Imbalances and Pipeline Imbalances, in each case, with respect to the Assets.
5.19Delivery of Hydrocarbons. Except as set forth on Schedule 5.19, as of the Execution Date, no Company Group Member is obligated by virtue of any take-or-pay payment, production payment, advance payment or other similar payment to deliver Hydrocarbons or proceeds from the sale thereof attributable to the Assets at some future time without receiving full payment therefor at or after the time of delivery.
5.20Bonds and Credit Support. Schedule 5.20 lists all material bonds, guarantees, letters of credit and other similar credit support instruments maintained by any Company Group Member with any Governmental Authority or other Third Party with respect to the ownership and operation of the Assets and any other material credit support that any Company Group Member is liable for or that is binding on any Company Group Member.
5.21Payout Status. Schedule 5.21 sets forth the payout status as of the date set forth in such Schedule of each Well and Lease subject to a reversion or other adjustment at some level of cost recovery or payout.
5.22Non-Consent Operations. No Company Group Member has elected or been deemed to have elected to “non-consent,” or failed to participate in, the drilling or reworking of a well, any seismic program or any other operation that would cause a Company Group Member to suffer a penalty or lose or forfeit any interests in the Assets under any applicable operating agreement or Law.
5.23Employment and Labor Matters.
(a)No Company Group Member has any employees on its payroll as of the Closing Date. No Company Group Member has directly engaged any individual service provider as of the Closing Date. Neither Birch Resources nor any Company Group Member is party to any labor or collective bargaining contract that pertains to any Operations Individual (as defined below) or any other employee providing services to any Company Group Member.
(b)Except as would not be reasonably expected to result in material liability to any Company Group Member, individually or in the aggregate, (i) Birch Resources (with respect to the Designated Operations Personnel (as defined below) and any other employees primarily providing services to the Company Group) is in compliance with all applicable Laws respecting employment, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy,
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employment practices and classification of employees, consultants and independent contractors, (ii) each Company Group Member and Birch Resources has, within the preceding three-year period, withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from the Designated Operations Personnel, and (iii) each Company Group Member and Birch Resources has, within the preceding three-year period, paid in full to all Designated Operations Personnel or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf thereof.
(c)During the past three years, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against any current or former employees or other individual service providers of the Company Group or of Birch Resources that provide services to any Company Group Member, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment, discrimination or other misconduct have occurred involving any of the employees or other individual service providers described in clause (i), and (iii) neither Birch Resources nor any Company Group Member has entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of the employees or other individual service providers described in clause (i) hereof, in each case, that could reasonably be expected to cause material reputational damage to the Company Group.
(d)As of the Closing, none of the Company Group Members sponsors, maintains or contributes to or is required to contribute to any Company Group Benefit Plan or Birch Resources Benefit Plan.
(e)None of the Company Group Members or their ERISA Affiliates currently sponsors, contributes to (or has an obligation to contribute to), maintains, or has any liability with respect to and within the past six (6) years has not sponsored, contributed (or been obligated to contribute to), or maintained or had liability with respect to: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(f)Except as set forth on Schedule 5.23(f), the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former individual independent contractor, director or officer of the Company Group Members to severance pay, or any transaction-related bonus payment, or (ii) accelerate the time of payment or vesting, increase the amount of compensation due any such current or former individual independent contractor, director or officer for which the Company Group Members will be liable. None of the transactions contemplated hereby will (either alone or in connection with any other events), result in an “excess parachute payment” within the meaning of Section 280G of the Code with respect to any current or former individual independent contractor, director or officer of the Company Group Members.
5.24Indebtedness. Except as set forth on Schedule 5.24, as of the Execution Date, the Company Group has no Indebtedness other than Indebtedness under the Company RBL. As of the Execution Date, there is $297,000,000 outstanding and $1,200,000 issued but undrawn letters of credit under the Company RBL.
5.25Condemnation. There is no pending or, to the knowledge of the Company, threatened in writing, taking (whether permanent, temporary, whole, or partial) of any material part of the Assets owned or held by the Company Group by reason of condemnation or the threat of condemnation.
5.26Financial Statements; No Liabilities.
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(a)The Company has made available to Parent true, correct and complete copies of (i) the audited consolidated balance sheets of the Enterprise Company Group as of December 31, 2025 and December 31, 2024, and the related audited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, together with the related notes thereto (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Enterprise Company Group as of March 31, 2026, and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the three-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby and present fairly, in all material respects, the consolidated financial position of the Enterprise Company Group as of the dates thereof and the consolidated results of operations and cash flows of the Enterprise Company Group for the periods indicated therein; provided, that the Interim Financial Statements (A) are subject to normal and recurring year-end adjustments (the effect of which are not expected to be, individually or in the aggregate, material) and (B) do not contain all footnotes and schedules required under GAAP. The Company Financial Statements have been prepared from, and are consistent in all material respects with, the books and records of the Enterprise Company Group. The Company further represents and warrants that any audited, reviewed or unaudited historical financial statements required to be delivered to the Parent Parties pursuant to Section 7.17 (including financial statements required by Rule 3-05 of Regulation S-X), have been, and when delivered prior to, at, or after the Closing pursuant to Section 7.17, will have been, prepared from the books and records of the applicable Company Group Member, or the applicable business represented thereby, and present, and will present, fairly in all material respects, the financial position, results of operations, equity and cash flows or the revenues and operating expenses, as applicable, of the business represented thereby as of the date and for the period indicated therein, in each case in accordance with GAAP consistently applied throughout the periods covered thereby; provided, that any unaudited financial statements do not contain all footnotes and schedules required under GAAP.
(b)Except as set forth on Schedule 5.26: solely with respect to the Company Group, the Company has established and maintains a system of internal accounting controls appropriate in all material respects for a company of the size of the Company Group and the industry in which the Company Group operates, which are designed to provide reasonable assurance (i) that receipts and expenditures of the Company Group are being made only in accordance with authorizations of management and the Company Board, (ii) that transactions are recorded as necessary to (A) permit preparation of financial statements in accordance with GAAP and (B) maintain accountability for assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company Group; there is not, and during the period from December 31, 2024 through the Execution Date there has not been, (i) any material deficiency or weakness in the system of internal accounting controls used by any Company Group Member, (ii) any fraud, corporate misappropriation or similar wrongdoing that involves any of the management of such Company Group Member or other employees who have a role in the preparation of financial statements or in the internal accounting controls used by such Company Group Member, or (iii) any notice of any written claim received by such Company Group Member regarding any of the foregoing; and the Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and is effective.
(c)Except as set forth on Schedule 5.26, no Company Group Member has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reserved, reflected or otherwise disclosed on a consolidated balance sheet of the Company, other than liabilities (i) accrued, reserved, reflected or otherwise disclosed in the Company Financial Statements, (ii)
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incurred in the ordinary course of business consistent with past practice since the date of the Interim Financial Statements, (iii) incurred under this Agreement or the other Transaction Documents or in connection with the Transactions, (iv) arising under Contracts or applicable Law, other than liabilities arising from any breach, default or violation thereof, or (v) that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group.
(d)Since formation, no Company Group Member has engaged in any line of business that is substantially different from the business in which such Company Group Member is engaged as of the date of this Agreement.
5.27Intellectual Property.
(a)Except as set forth in Schedule 5.27, no material registrations, issuances or applications for registration are included in any Intellectual Property Rights owned by the Company Group. The registered, issued and applied-for Intellectual Property Rights set forth on Schedule 5.27 (the “Company Intellectual Property Rights”) are subsisting and, if registered, to the Company’s knowledge, valid and enforceable. The Company Group owns or otherwise has the right to use other Intellectual Property Rights that are material for the conduct of business of the Company Group as currently conducted, free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)To the Company’s knowledge, (i) the conduct of the business of the Company Group as currently conducted does not infringe, misappropriate, or otherwise violate, and during the past three (3) years has not infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights of any other Person in any material respect and (ii) no other Person is infringing, misappropriating, or otherwise violating any Company Intellectual Property Rights in any material manner.
(c)To the Company’s knowledge, the consummation of the Transactions will not result in the loss or impairment of any material right of the Company Group to own or use any Company Intellectual Property Rights held by or licensed to the Company Group and material to the conduct of the business of the Company Group, as currently conducted.
(d)The computers, software, hardware, networks, platforms, and technological systems owned, leased or licensed by the Company Group are in good working condition and adequate and sufficient in all material respects for the current needs of the Company Group and have not materially malfunctioned or failed in the past three (3) years.
5.28Absence of Certain Changes; No Transfer.
(a)Except as set forth on Schedule 5.28, since December 31, 2025, (i) there has not been any (A) material write-down by the Company Group in the reserves estimated for the Properties, other than write-downs resulting from depletion in the ordinary course of operation of the Properties or that result from the variance in markets or prices for Hydrocarbons produced from the Properties, (B) material destruction, damage or loss to or affecting any of the Assets, or (C) System Material Adverse Effect or any event, condition, change, development, circumstance or set of facts that, individually or in the aggregate, would reasonably be expected to have a System Material Adverse Effect, and (ii) the Company Group has conducted its business in the ordinary course of business consistent with past practices.
(b)Except for the sale of Hydrocarbons in the ordinary course of business since December 31, 2025 and as set forth on Schedule 5.28, no Company Group Member has transferred, sold, mortgaged, pledged or subjected to any Encumbrance any asset or property.
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5.29Insurance. Schedule 5.29 sets forth a true and complete list of all insurance policies maintained with respect to the Company Group Members and the Assets, together with the carriers and liability limits for each such policy as of the Execution Date (collectively, the “Company Insurance Policies”). Except as would not reasonably be expected to be material to the Company Group, taken as a whole, each Company Insurance Policy is in full force and effect and is not subject to any lapse in coverage as of the Execution Date. Except as would not reasonably be expected to be material to the Company Group, taken as a whole, all premiums with respect thereto have been paid to the extent due. Except as would not reasonably be expected to be material to the Company Group, taken as a whole, the Company has not received notice of, nor to the knowledge of the Company is there any threat of, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy that remains outstanding as of the Execution Date. Except as set forth on Schedule 5.29, there is no material claim outstanding under any such insurance policy and, to the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that has given rise to or serves as the basis for any such material claim under any such insurance policy. No Company Group Member has received any written notice from any insurer or reinsurer of any reservation of rights with respect to any material pending or paid claims.
5.30Hedging Transactions. Except as set forth on Schedule 5.30, as of the Execution Date, no Company Group Member is party to or liable under any Hedging Transactions.
5.31Affiliate Transactions. Except as set forth on Schedule 5.31, there are no Contracts between or among any Company Group Member, on the one hand, and any Related Party or Affiliate thereof, on the other hand, except for Contracts relating to employment or similar relationships, the provision of compensation and benefits to officers, directors, managers or employees of the Company Group Members and powers of attorney and similar grants of authority, in each case, made or entered into by any Company Group Member in the ordinary course of business. Except for the ownership of Company Common Stock by the Company Stockholders or as set forth on Schedule 5.12(b), no Related Party (other than a Company Group Member) owns an interest in the Assets or business of any Company Group Member.
5.32Capital Expenditures. Except as set forth on Schedule 5.32, as of the Execution Date, there are no outstanding authorizations for expenditure or other capital commitments relating to any Asset that the Company reasonably anticipates to require expenditures by any Company Group Member after the Execution Date in excess of $250,000.
5.33Personal Property. All personal property owned or leased by any Company Group Member is in an operable state of repair, sufficient to maintain normal operations with respect to such property as currently operated and used by or on behalf of the Company Group Members, in all material respects, ordinary wear and tear excepted. Except as set forth on Schedule 5.33, the personal property owned or leased by each Company Group Member constitutes, in all material respects, all of the personal property necessary for the business and assets of such Company Group Member to be owned and operated in the same manner as such ownership and operations have been historically conducted.
5.34Combined Reserve Report. The Company has made available to Parent a true and complete copy of the combined reserve report prepared by the Company and evaluated by Ryder Scott Company (“Reserve Engineer”) relating to the interests of the Company Group Members referred to therein as of July 1, 2026 (the “Reserve Report”), and no subsequent estimate of the Company Group Members’ oil and gas reserves prepared by an unaffiliated person concerning the Assets of the Company Group Members has been delivered to or received by any Company Group Member in writing on or before the Execution Date. The information furnished to the Reserve Engineer in connection with the preparation of the Reserve Report was, to the Company’s knowledge, accurate and complete, and the Company believes that the estimates of the Reserve Engineer derived therefrom are reasonable.
5.35Competent Person’s Report. To the extent that a competent person’s report is prepared in relation to the assets of the Company Group for inclusion in the Parent Prospectus, to the Company’s knowledge, all information supplied by the Company or by any of its officers or employees to the competent person in connection with any such report has been supplied in good
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faith after due and careful inquiry and, to the Company’s knowledge, such information was when given, and (except to the extent updated on behalf of the Company) remains, in all material respects true, complete and accurate (whether by omission or otherwise), and not misleading in any material respect.
5.36Sufficiency of Assets. Except as set forth on Schedule 5.36, the Assets of the Company Group Members constitute all of the assets, properties and rights, tangible or intangible, real or personal, that are necessary to conduct the business and operations of the Company Group as currently conducted, in all material respects.
5.37Lease Operating Statements. Except as otherwise specified on Schedule 5.37, the information contained in the lease operating statements set forth on Schedule 5.37 is true and correct and accurately reflects the costs associated with operating the assets of the Company Group Members in all material respects for the time periods covered thereby, subject to ordinary course reconciliations.
5.38Bank Accounts; Officers; Powers of Attorney. Schedule 5.38 sets forth an accurate and complete list of (i) all banks or other financial institutions with which any Company Group Member maintains an account, safe deposit box or lock box, showing the type and account number of each such account, as applicable, and the names of the Persons authorized as signatories thereon or to act or deal in connection therewith, (ii) all officers, directors and managers of each Company Group Member and (iii) all valid powers of attorney issued by any Company Group Member that will remain in effect following the Closing.
5.39Books and Records. Each Company Group Member maintains all books of account and other business records required by applicable Law and as necessary to conduct the business of such Company Group Member in the same manner as such business has been historically conducted.
Article 6
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
6.1Generally. Any representation or warranty qualified by the “knowledge of Parent” or “to Parent’s knowledge” or with any similar knowledge qualification is limited to matters within the Knowledge of the individuals listed in Schedule 6.1.
6.2Existence and Qualification. Each Parent Party is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
6.3Organizational Power. Each Parent Party has the requisite organizational power to enter into and perform this Agreement and each Transaction Document to which such Parent Party is or will be a party and to consummate the transactions contemplated by this Agreement and such other Transaction Documents, except where the failure to have such power, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
6.4Authorization and Enforceability. The execution, delivery and performance of this Agreement, all documents required to be executed and delivered by each Parent Party at Closing and all other Transaction Documents to which such Parent Party is or will be a party, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Parent Party. This Agreement has been duly executed and delivered by each Parent Party (and all documents required hereunder to be executed and delivered by each Parent Party at Closing and all other Transaction Documents will be duly executed and delivered by such Parent Party) and this Agreement constitutes, and at the Closing such documents to be executed and delivered by such Parent Party at the Closing will constitute, the valid and binding obligations of such Parent Party, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy,
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insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
6.5No Conflicts. Subject to compliance with the HSR Act, the execution, delivery, and performance of this Agreement and the other Transaction Documents by each Parent Party, and the transactions contemplated hereby and thereby, will not (a) violate any provision of the Organizational Documents of such Parent Party, (b) violate, conflict with or result in a default (with or without due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which such Parent Party is a party, (c) violate any judgment, order, writ, injunction, ruling or decree applicable to such Parent Party, or (d) violate any Laws in any respect applicable to such Parent Party or any of its assets, except as, in the case of clauses (b), (c) and (d), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
6.6Liability for Brokers’ Fees. None of the Company or any of its Affiliates shall directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of the Parent Parties or their respective Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.
6.7Litigation.
(a)There are no actions, suits or proceedings pending against the Parent Parties with any Governmental Authority, or, to Parent’s knowledge, threatened in writing with respect to or affecting the assets of Parent, other than any actions, suits or proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
(b)There is no outstanding judgment, order, writ, injunction, ruling, or decree, or pending or, to the knowledge of the Parent Parties, threatened investigation by, any Governmental Authority relating to any member of the Parent Group or the transactions contemplated by this Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth on Schedule 6.7(b), there is no action, suit, or proceeding (i) by any member of the Parent Group pending, or (ii) by any Third Party (including any Representative of the Parent Parties or any of their Affiliates) pending in connection with the business of the Parent Group that is financed by the Parent Parties or any of their Affiliates or for which the Parent Parties or any of their Affiliates is (or will be) responsible for any portion of the costs, expenses or liabilities thereof other than such actions, suits or proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
6.8Independent Evaluation.
(a)Each Parent Party is knowledgeable of the oil and gas business and of the usual and customary practices of oil and gas producers, has retained and taken advice concerning the Assets and transactions herein from advisors and consultants that are knowledgeable about the oil and gas business, and is aware of the risks inherent in the oil and gas business.
(b)Each Parent Party is a party capable of making such investigation, inspection, review and evaluation of the Company Group and the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation and suitability.
(c)In making the decision to enter into this Agreement and consummate the Transactions, the Parent Parties have relied solely on the basis of their own independent due diligence investigation of the Company Group and the Assets and the terms and conditions of this Agreement, and the Parent Parties have not relied on any representation or warranty, express,
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statutory or implied, oral or written, or any other statement, oral or written, other than the representations and warranties contained in Article 5.
(d)Parent is an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended. Parent is acquiring the Company for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of any equity interests thereof, except in compliance with applicable federal and state securities Laws.
6.9Consents, Approvals or Waivers. Subject to compliance with the HSR Act, the Parent Parties’ execution, delivery, and performance of this Agreement (and the other Transaction Documents to be executed and delivered by the Parent Parties, and the transactions contemplated hereby and thereby) is not and will not be subject to any consent, approval, or waiver from any Governmental Authority or other Third Party.
6.10Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by, or threatened against Parent or any of its Affiliates.
6.11Solvency. Assuming (a) the satisfaction of the conditions to the obligations of the Parent Parties to consummate the Transactions set forth in Section 8.1 and Section 8.2, (b) the accuracy of the representations and warranties of the Company set forth in Article 5 and (c) the accuracy in all material respects of any estimates, projections, forecasts and other financial information regarding the Company Group furnished to the Parent Parties in connection with the Transactions, immediately after giving effect to the Transactions, Parent and the Surviving Corporation will be solvent (in that both the fair value of its assets will not be less than the sum of its liabilities and that the present saleable value of its assets will not be less than the amount required to pay its probable liabilities as they become absolute and matured).
6.12Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.
6.13Sufficiency of Funds. Parent and Merger Sub as of the time at which Closing is required to take place hereunder, will have available to them sufficient funds to pay all cash amounts payable pursuant to this Agreement or otherwise in connection with, or arising from, the Merger or the transactions relating thereto. Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder are not subject to, or conditioned on, receipt of financing.
Article 7
COVENANTS
7.1Delivery of Company Stockholder Consent. No later than one (1) Business Day after the date of this Agreement, the Company shall deliver, or cause to be delivered, to Parent, the Company Stockholder Consent, duly executed by holders of a majority of the issued and outstanding shares of voting capital stock of the Company, and such Company Stockholder Consent shall remain in full force and effect at all times following the date of delivery.
7.2Information Statement; Access to Information.
(a)As promptly as practicable following receipt of the Company Stockholder Consent (and in no event later than ten (10) Business Days thereafter), the Company shall prepare and cause to be mailed to each Company Stockholder who did not execute the Company Stockholder Consent a written information statement (the “Information Statement”) containing the information required by Sections 228(e) and 262 of the DGCL and a request for waiver of appraisal rights under Section 262 of the DGCL. The Company shall provide Parent and its counsel a reasonable opportunity to review and comment on the Information Statement before mailing, and shall consider in good faith all comments timely provided by Parent.
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(b)From and after the Execution Date until the earlier of the Time of Merger’s Effectiveness and the termination of this Agreement pursuant to Section 9.1, subject to applicable Law, the Company shall, and shall cause the Company Group Members to, (i) afford the Parent Parties and their Representatives reasonable access, during normal business hours, upon reasonable prior notice and in a manner that does not unreasonably interfere with the conduct of the business of the Company Group, to the books, records, properties and appropriate personnel of the Company Group, and shall furnish such information concerning the business and properties of the Company Group as Parent may reasonably request and (ii) request access to the Assets for Parent and its Representatives (to the extent requested by Parent) from applicable Third Party operators for the purpose of conducting a reasonable due diligence review of the Assets; provided that the foregoing shall not permit any invasive environmental sampling, testing or other Phase II Environmental Site Assessment without the Company’s prior written consent.
(c)The Parent Parties’ investigation shall be conducted in a manner so as not to interfere unreasonably with the business or operations of the Company Group Members or otherwise in a manner that minimizes interference with the operation of the Assets. The Parent Parties shall coordinate their access rights with the Company to reasonably minimize any inconvenience to or interruption of the conduct of business by the Company, and the Company shall have the right to accompany the Parent Parties (and any Representative of the Parent Parties) in connection with any physical inspection of the Assets.
(d)The Parent Parties acknowledge that, pursuant to its right of access to the Assets, the Parent Parties will become privy to confidential and other information of the Company Group and that such confidential information (which includes the Parent Parties’ conclusions with respect to its evaluations) shall be held confidential by the Parent Parties in accordance with the terms of the Confidentiality Agreement and Section 7.4.
(e)In connection with the rights of access, examination and inspection granted to the Parent Parties under this Section 7.2, the Parent Parties shall conduct such access, examination and inspection in compliance with applicable Law and the Company Group’s reasonable safety and operating requirements made available to the Parent Parties in advance. The Parent Parties shall indemnify, defend and hold harmless the Company, its Affiliates and each of their respective officers, directors, employees, agents, advisors and other Representatives from and against any Damages arising out of personal injury, death or physical property damage caused by the access, examination or inspection activities of the Parent Parties or their Representatives, except to the extent arising from the gross negligence or willful misconduct of the Company, its Affiliates or any of their respective officers, directors, employees, agents, advisors or other Representatives.
7.3Government Reviews; Reasonable Best Efforts.
(a)Subject to the terms and conditions of this Agreement, the Parent Parties and the Company shall cooperate and use (and shall cause their respective Affiliates to use) reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods,
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registrations, permits, authorizations and other confirmations from any Governmental Authority necessary to consummate the transactions contemplated hereby.
(b)In furtherance and not in limitation of the foregoing, each of the Parent Parties and the Company (including by their respective Affiliates) agree to make an appropriate filing or filings (if required) of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten (10) Business Days after the Execution Date (unless a later date is mutually agreed to by the Parent Parties and the Company), supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law, use its reasonable best efforts to take, or cause to be taken (including by their respective Affiliates), all other actions consistent with this Section 7.3 necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act as promptly as practicable (and in any event no later than the Outside Date). No Party shall stay, toll, or extend any applicable waiting period under the HSR Act (or other applicable Antitrust Laws), or pull or refile any filing made under the HSR Act (or other applicable Antitrust Laws), without the advance written agreement of the other Party. As between the Parties, (i) Parent shall pay all governmental fees associated with the filings required pursuant to the HSR Act up to an amount equal to $275,000, and (ii) the Company shall pay all governmental fees associated with the filings required pursuant to the HSR Act in excess of $275,000.
(c)Each of the Parent Parties and the Company shall use (and shall cause their respective Affiliates to use) reasonable best efforts to:
(i)cooperate with each other, and provide each other all reasonably necessary information and assistance, in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby, including by providing the Parent Parties or the Company, as applicable, a reasonable advance opportunity to review and comment thereon and considering in good faith the views of such other Person, and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby;
(ii)promptly supply to the Parent Parties or the Company, as applicable, copies of all substantive written communications and reasonable written summaries of any substantive oral communications received by such Person from, or given by such Person to, any Governmental Authority, in each case regarding any of the Transactions;
(iii)permit the Parent Parties or the Company, as applicable, a reasonable opportunity to review and comment in advance, and consider in good faith the views of the Parent Parties or the Company, as applicable, and incorporate the reasonable comments, in any substantive communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby; and
(iv)consult with the Parent Parties or the Company, as applicable, in advance of any substantive meeting or teleconference with any Governmental Authority and give the other Party the opportunity to attend and participate in such meetings and teleconferences.
(d)Subject to Section 7.3(b), the Parent Parties and the Company shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.3(d) in a manner so as to preserve the applicable privilege.
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(e)Parent shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take or cause to take any action, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, consents, approvals, authorizations or waivers of Governmental Authorities necessary to consummate the Transactions; (ii) materially delay the consummation of the Transactions; or (iii) materially increase the risk of any Governmental Authority seeking or entering a judgment prohibiting the consummation of the Transactions.
7.4Public Announcements; Confidentiality; Non-Solicitation.
(a)The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. From and after the Execution Date and through the Closing Date, other than the initial press release described in the foregoing sentence, no Party shall make (or cause any Affiliate or any Company Group Member to make) any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Parties (collectively, the “Public Announcement Restrictions”). The Public Announcement Restrictions shall not restrict disclosures to the extent (i) necessary for a Party to perform this Agreement (including disclosures to Governmental Authorities or Third Parties holding rights of consent or other rights that may be applicable to the Transactions, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents), (ii) reasonably required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates (including, in respect of Parent, obligations under the UK Listing Rules, the UK DTRs or UK MAR), (iii) containing information substantially the same as, and consistent with, prior press releases or other public announcements made in compliance with this Section 7.4(a), or (iv) made pursuant to or in connection with Section 7.21, Section 7.22 or Section 7.23; provided, in each of clauses (i), (ii) and (iv), such Party uses reasonable best efforts to afford the other Parties an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon.
(b)The Parties shall keep all information and data relating to (i) this Agreement, the contents hereof, and the Transactions and (ii) the Assets, in each case, strictly confidential (and shall cause its Affiliates to keep such information and data confidential) except for disclosures to Representatives of the Parties (provided, however, that such Representatives are first directed by the disclosing Party to treat such information in accordance with the terms of this Agreement and, in each case, the disclosing Party will be responsible for making sure that the Representatives keep such information and data confidential) to the extent required to perform this Agreement (collectively, the “Confidentiality Restrictions”). Notwithstanding the foregoing, from and after the Closing, clause (ii) of the immediately preceding sentence shall not apply to, or restrict in any manner, Parent or any of its Affiliates (including the Company Group Members), and such clause (ii) shall continue to apply to, and be binding on, the Stockholder Representative.
(c)The Confidentiality Restrictions shall not restrict disclosures that are (i) reasonably required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates; (ii) necessary for a Party to perform this Agreement (including disclosures to Governmental Authorities or Third Parties holding Preferential Rights, rights of consent or other rights that may be applicable to the transaction contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents); (iii) necessary for a Party to enforce its rights under this
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Agreement or to defend any claim brought or threatened by any other Party to this Agreement, or such Party’s Affiliates; or (iv) permitted pursuant to Section 7.4(a). In the case of the disclosures described under subsections (i) and (ii) of this Section 7.4(c), each Party shall use its commercially reasonable efforts to consult with the other Party regarding the contents of any such disclosure prior to making such disclosure.
(d)To the extent that the foregoing provisions of this Section 7.4 conflict with the provisions of the Confidentiality Agreement, the provisions of this Section 7.4 shall prevail and control to the extent of such conflict.
(e)As an express inducement for the Company Group to enter into this Agreement, Parent agrees that, during the twelve (12) month period following the Closing (other than as may be consented to in writing by the Stockholder Representative), Parent will not (and Parent shall cause its Affiliates to not) solicit for employment or engagement or cause to be solicited for employment or engagement (i) any individual who immediately prior to the Closing served as an officer, executive or director of the Company Group (which, for the purposes of this Section 7.4, shall be deemed to include any such officer, executive or director of Birch Resources, LLC), (ii) any individual set forth on Schedule 7.4(e) or (iii) any Operations Individual who has not received an Operations Hire Offer on or prior to the Closing Date or, in each case, otherwise induce or encourage such Person to terminate such Person’s employment with or engagement by Birch Resources or its Affiliates; provided, that this Section 7.4(e) shall not prohibit (x) any advertisement or general solicitation, or recruiting efforts by a recruitment agency (or hiring as a result thereof) that is not specifically targeted at any officer, executive or director who has ceased to be employed by either Birch Resources or any of its Affiliates or (y) any solicitation for employment or engagement with any Designated Operations Personnel.
7.5Further Assurances. From time to time, as and when requested in writing by any Party hereto and at such requesting Party’s expense, subject to the limitations set forth herein, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions. Without limiting the foregoing: (i) Parent will have funds readily available on the date hereof, and at all times until the Company has received the Deposit Amount, sufficient to pay the Deposit Amount in accordance with this Agreement; and (ii) not later than 5:00 p.m. Central Time, on September 4, 2026, Parent shall deliver or cause to be delivered the Deposit Amount to an account specified in writing by the Company on or prior to the date hereof; provided, however, (x) that if prior to 5:00 p.m. Central Time on September 4, 2026 (A) Parent has properly instructed its bank to wire the Deposit Amount to such Company account in accordance with this sentence, (B) Parent has funds available with such bank to effect such wire, (C) such bank has initiated such wire to such Company account, and (D) Parent has received a federal reference number for such wire and shared such federal reference number with the Company, (y) through no fault or action of Parent the Company has not received the Deposit Amount into such account by 5:00 p.m. Central Time on September 4, 2026, and (z) Parent continues thereafter to work diligently and in good faith to cause the delivery of such Deposit Amount to such Company account, then Parent shall not be in breach of this clause (ii) of this Section 7.5 unless the Company has not received the Deposit Amount to such account by 5:00 p.m. Central Time on September 8, 2026 (and, if clauses (x)(A) – (D) (and, if applicable (y) and (z)) above have been satisfied, Parent may satisfy its obligation to deliver the Deposit Amount by delivering to the Company, at any time prior to 5:00 p.m. Central Time on September 8, 2026, an amount equal to the Deposit Amount (or, if applicable, any portion thereof not yet received by the Company pursuant to this clause (ii)) by separate wire transfer of immediately available funds to such account, or certified or cashier’s check or other certified funds; provided, that if, following any such delivery, the Company receives any additional funds in respect of the Deposit Amount (including upon completion of any wire transfer previously initiated by Parent) such that
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the aggregate amount received by the Company in respect of the Deposit Amount exceeds the Deposit Amount, the Company shall, as promptly as reasonably practicable (and in any event within five (5) Business Days), return such excess to Parent by wire transfer of immediately available funds to an account designated in writing by Parent.
7.6Termination of Certain Related Party Contracts. On or prior to the Closing, the Company shall, and shall cause its Affiliates (including each Company Group Member), as applicable, to terminate all Related Party Contracts, other than those Related Party Contracts set forth on Schedule 7.6 (it being understood that the TSA and any other Tax sharing or similar arrangements shall be governed by Section 10.8).
7.7Hedges.
(a)From the Execution Date until Closing, the Company Group Members shall be entitled to enter into ordinary course Hedging Transactions without the consent of Parent under Section 4.1; provided that the Company shall deliver to Parent written notice of each such Hedging Transaction (together with the related trade confirmations) promptly (and in any event within three (3) Business Days) following entry thereof.
(b)If the Closing occurs, Parent shall, effective as of (or as promptly as practicable following) the Closing at Parent’s sole cost and expense, accept, or cause one or more of its Affiliates (including, following the Closing, the Surviving Corporation) to accept, a novation of each Specified Hedge, and shall execute and deliver, or cause to be executed and delivered, such novation agreements and other customary documentation as the applicable counterparties thereto may reasonably require in connection therewith.
(c)If this Agreement is terminated pursuant to Section 9.1 without the Closing having occurred, the Company Group shall retain the Specified Hedges and all gains and losses associated therewith, and no Parent Party shall have any obligation or liability with respect thereto.
(d)Notwithstanding anything to the contrary in this Agreement, no Parent Party shall have any obligation or liability with respect to any Hedging Transaction that is not a Specified Hedge, and any costs, fees, expenses, losses or other liabilities of any Company Group Member in respect of any Hedging Transaction that is not a Specified Hedge shall constitute Leakage.
7.8Officers & Directors.
(a)Until the six (6) year anniversary date of the Closing Date, Parent shall not, and shall cause each Company Group Member not to, amend, repeal or otherwise modify the Organizational Documents of any Company Group Member in any manner that would affect adversely the rights thereunder of individuals who at Closing and at any time prior to the Closing served as a director, officer or manager of any Company Group Member (the “D&O Indemnified Parties”).
(b)For a period of not less than six (6) years from the Closing Date, Parent shall purchase a six (6)-year prepaid “tail policy” from an insurance carrier with the same or better credit rating as the Company Group’s current insurance carrier with respect to directors’ and officers’ liability insurance on terms and conditions providing equivalent or superior benefits to the D&O Indemnified Parties with respect to matters existing or occurring prior to the Closing (the “D&O Tail Policy”); provided that the premium for the D&O Tail Policy shall not exceed 300% of the aggregate annual amount currently paid by the Company Group for such insurance as set forth on Schedule 7.8; provided, further, that if the cost of such insurance coverage exceeds such amount, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. At or promptly after Closing, Parent shall provide the Stockholder
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Representative with a copy of the D&O Tail Policy. The costs of the D&O Tail Policy shall be borne 50% by Parent and 50% by the Company.
(c)The Parties hereby acknowledge and agree that a D&O Indemnified Party may have certain rights to indemnification, advancement of expenses and/or insurance provided by Persons other than the Company Group (collectively, the “Other Indemnitors”). Following the Closing, the Company Group (i) shall be the indemnitors of first resort (i.e., their respective obligations to any D&O Indemnified Party hereunder are primary and any obligation of any Other Indemnitor to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any D&O Indemnified Party shall be secondary to Parent and the Company Group) with regard to matters arising from the affairs of the Company Group, (ii) shall be required to advance the full amount of expenses incurred by such D&O Indemnified Party in accordance with the applicable Organizational Documents of any Company Group Member as in effect as of the Closing and to the extent permitted under applicable Law and (iii) irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Parties further agree that no advancement or payment by the Other Indemnitors on behalf of any D&O Indemnified Party with respect to any claim for which such D&O Indemnified Party has sought indemnification from the Company Group shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such D&O Indemnified Party against the Company Group. The Other Indemnitors are express Third-Party beneficiaries of the terms of this Section 7.8(c). The provisions of this Section 7.8 are intended to be for the benefit of each D&O Indemnified Party, his or her heirs and his or her representatives, and such D&O Indemnified Parties are express Third-Party beneficiaries of the terms of this Section 7.8.
(d)If Parent or any Company Group Member, or any of their respective successors or assigns, consolidates with or merges to any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or such Company Group Member honor the indemnification obligations set forth in this Section 7.8.
7.9Change of Name. From and after Closing, Parent agrees, on behalf of Parent and its Subsidiaries (including the Company Group Members following the Closing), except as expressly provided herein, that they shall have no right to use any name containing “Birch” or any trademark rights related thereto or containing or comprising the foregoing (collectively, the “Subject Marks”), and will not at any time market, promote, advertise or offer for sale any products, goods or services utilizing any of the Subject Marks. In furtherance thereof, as promptly as reasonably practicable after Closing, and in any event, no later than one hundred eighty (180) days after the Closing Date (“Transition Period”), Parent shall: change the legal name of each Company Group Member to a name that does not include any Subject Marks and file all documentation reasonably necessary to change the legal name of each Company Group Member in all applicable jurisdictions; and remove, strike over, cover or otherwise obliterate all Subject Marks from all materials, including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials. During the Transition Period, Parent and its Subsidiaries shall have a limited license to use the Subject Marks while transitioning to a different name and trademark, subject to reasonable quality control by the Stockholder Representative. Nothing herein shall prohibit Parent and its Subsidiaries from maintaining any documents and materials (both print/electronic) that bear any Subject Mark for record keeping purposes, provided that they are otherwise in compliance with this Section 7.9.
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7.10Records. Parent shall preserve and keep a copy of all books and records related to the business of the Company Group Members in Parent’s or any Company Group Member’s possession for a period of at least seven (7) years after the Closing Date. After such seven-year period, before Parent shall dispose of any such books and records, Parent shall give the Stockholder Representative at least ninety (90) days’ written notice to such effect, and Stockholder Representative shall be given an opportunity, at Stockholder Representative’s sole cost and expense, to remove and retain all or any part of such books and records as Stockholder Representative may select. From and after Closing, Parent shall provide to Stockholder Representative, at Stockholder Representative’s sole expense, reasonable access to such books and records as remain in Parent’s possession and reasonable access to the Assets and other properties and employees of Parent in connection with matters relating to the ownership or operations of the Assets on or before the Closing Date, including any claims or disputes.
7.11Treatment of Company Indebtedness. Prior to the Closing, the Company shall, and shall cause each of the other members of the Company Group to, (i) prior to any minimum required notice deadline in the applicable agreement (with the drafts being delivered in advance to Parent as reasonably requested by Parent), deliver (or cause to be delivered) notices of the payoff, prepayment, repayment, satisfaction and discharge, redemption and/or termination, as applicable, of all outstanding Indebtedness and other obligations of the Company and each applicable Subsidiary of the Company under the Company RBL (the applicable amount, the “Company RBL Payoff Amount”); provided that any such notices will be expressly conditioned upon the Closing, (ii) take all other actions within its reasonable control and reasonably required to facilitate the payoff, prepayment, repayment, satisfaction and discharge, redemption and/or termination, as applicable, by Parent of the Company RBL (and the termination of any commitments in respect of the Company RBL) substantially concurrently with the Closing, and (iii) obtain customary payoff or termination letters or other similar evidence with respect to the Company RBL (which payoff or termination letters shall be subject to customary conditions), in each case, in a form reasonably acceptable to Parent, at least three (3) Business Days prior to the Closing Date.
7.12Consents. Prior to the Closing, the Company shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to, and Parent shall reasonably cooperate with the Company and its Affiliates (including the provision of such information as may be reasonably requested of Parent) to, seek to obtain the consents, approvals and waivers set forth on Schedule 7.12; provided, however, that the Company shall not be required to pay any consideration therefor. The Company shall cause the Related Parties to deliver any consents required in connection with the transactions contemplated by this Agreement.
7.13R&W Insurance Policy. Parent shall use reasonable best efforts to obtain prior to the Scheduled Closing Date, at its sole cost and expense, a customary representation and warranty insurance policy naming Parent or one of its Affiliates as the insured, in respect of the representations and warranties contained in this Agreement or any certificate delivered in connection with this Agreement (the “R&W Insurance Policy”). The Company shall and, after Closing, the Stockholder Representative (and their respective Affiliates) shall use commercially reasonable efforts to cooperate with Parent in Parent’s efforts to cause the R&W Insurance Policy to provide coverage (subject to customary exclusions) in respect of Taxes for the Pre-Closing Tax Period, including cooperating with Parent’s efforts to remove any conditional exclusions in respect of due diligence conducted. If Parent or one of its Affiliates obtains an R&W Insurance Policy:
(a)Parent shall provide the Company with a reasonable opportunity to review and provide comments to the R&W Insurance Policy prior to binding coverage;
(b)Parent shall ensure that the R&W Insurance Policy contains a waiver by the insurer of the insurer’s rights to bring any claim against the Company, its Affiliates and its other Non-Recourse Parties, by way of subrogation, claim for contribution, or otherwise except to the extent such claims arise as the result of Fraud by such Person, and that such Persons shall be Third-Party beneficiaries of such waiver;
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(c)Parent shall not waive or amend, and shall not permit any other Person to waive or amend, the R&W Insurance Policy in a manner inconsistent with Section 7.13(b) without the Stockholder Representative’s prior written consent; and
(d)Parent shall provide the Company with a true and complete copy of the final and issued R&W Insurance Policy as soon as reasonably practicable.
For the avoidance of doubt, the Parent Parties acknowledge and agree that obtaining the R&W Insurance Policy is not a condition to the Closing.
7.14Acknowledgement by the Parent Parties. Except as and to the extent expressly set forth in Article 5 or the certificate of the Company to be delivered at the Closing pursuant to Section 8.2(d), the Parent Parties covenant and agree that they shall not assert, rely upon, or claim the benefit of any representation or warranty, express, statutory, or implied, whether set forth in this Agreement or in any other instrument, agreement, or contract delivered hereunder or in connection with the Transactions, including any representation or warranty, oral or written, as to (a) title to any of the Assets, (b) the contents, character, or nature of any descriptive memorandum, report, geological or seismic data, reserve data, reserve reports, or reserve information relating to the Assets, (c) the quantity, quality, or recoverability of Hydrocarbons in or from the Assets, (d) any estimates of value, future revenues, future results of operations, future cash flows, or future financial condition, (e) the production of Hydrocarbons from the Assets, or whether production has been continuous or in paying quantities, or any production or decline rates, (f) the maintenance, repair, condition, quality, suitability, design, or marketability of the Assets, or (g) any other record, file, material, or information that may have been made available or communicated to the Parent Parties or their Representatives in connection with the Transactions. Except as and to the extent expressly set forth in this Agreement, the Parent Parties further covenant and agree that they shall not assert any claim or seek to impose any liability against the Company or the Company Stockholders in connection with any matter or circumstance relating to Environmental Laws, Environmental Defects, Environmental Liabilities, the Release of Hazardous Substances, Hydrocarbons, or NORM into the environment, or the protection of human health, safety, natural resources, or the environment, or any other Environmental Condition of the Assets, and the Parent Parties acknowledge and agree that nothing in this Agreement or otherwise shall be construed as a representation or warranty with respect to any such matters; provided, however, that nothing in this Agreement waives or limits any claim by Parent with respect to Fraud by any Company Group Member. Notwithstanding anything to the contrary in this Agreement, each Party has relied and will be deemed to have relied upon for all purposes of this Agreement all of the other Party’s express representations, warranties, covenants and agreements set forth in this Agreement and any other Transaction Document to which such other Party is party.
7.15Access to Birch Resources Employees.
(a)From and after the Execution Date until the earlier of (A) fifteen (15) Business Days prior to the Scheduled Closing Date and (B) the termination of this Agreement pursuant to Section 9.1, the Company shall, and shall cause Birch Resources, LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company (“Birch Resources”) to afford the Parent Parties and their Representatives reasonable access, during normal business hours and upon reasonable prior notice, to those individuals employed by or providing services through Birch Resources listed on Schedule 7.15 (each, an “Operations Individual” and, collectively, the “Designated Operations Personnel”), for the purpose of evaluating the potential hiring of such Designated Operations Personnel by Parent or any of its Affiliates (including the Surviving Corporation) following the Closing; provided, that the Company shall not, and shall cause Birch Resources to not, interfere or otherwise inhibit such evaluation or interfere with any Operations Individual’s acceptance of any Operations Hire Offer (as defined below).
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(i)If Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation) determines, in its sole discretion, to extend an offer of employment to any Operations Individual (an “Operations Hire Offer”), such Operations Hire Offer shall include, at a minimum, the severance protection set forth in Section 7.15(a)(ii) (the “Guaranteed Severance Obligation”):
(ii)In the event that Parent or the applicable hiring Affiliate terminates the employment of such Operations Individual for any reason other than Cause (as defined below) at any time during the twelve (12)-month period commencing on such Operations Individual’s first day of employment with Parent or the applicable Affiliate (the “Protection Period”), subject to such Operations Individual’s execution and non-revocation of a general release of claims in a form provided by Parent or its applicable Affiliate (the “Release”), Parent shall pay, or shall cause the applicable Affiliate to pay, to such Operations Individual, in a lump sum within thirty (30) days following the effectiveness of the Release, an amount equal to (A) such Operations Individual’s Annual Compensation (as defined below), multiplied by (B) a fraction, (1) the numerator of which is three hundred sixty-five (365) minus the number of days elapsed from such Operations Individual’s Start Date (as defined below) through the date of termination, and (2) the denominator of which is three hundred sixty-five (365).
(iii)For the avoidance of doubt, (A) upon the expiration of the Protection Period, no further Guaranteed Severance Obligation shall exist with respect to such Operations Individual, and Parent and its Affiliates shall have no further obligation under this Section 7.15 with respect to such Operations Individual and (B) this Section 7.15 shall not apply to any Operations Individual who resigns during the Protection Period.
(iv)Parent or its Affiliate shall extend any Operations Hire Offer not later than the date that is fifteen (15) Business Days prior to the Scheduled Closing Date and notify Birch Resources of the identity of any Operations Individual who has accepted an Operations Hire Offer. Parent shall thereafter keep Birch Resources reasonably updated with respect to the status of such Operations Hire Offer (including by promptly responding to inquiries related thereto from Birch Resources). Any Operations Individual who accepts an Operations Hire Offer and commences employment with Parent or its Affiliate is referred to herein as a “Hired Employee” and, collectively, the “Hired Employees.” The date on which the Closing occurs is referred to herein as the “Start Date.” Birch Resources shall be responsible for any liability relating to any Designated Operations Personnel who do not become Hired Employees prior to, on and after the Closing Date. Parent and its Affiliates shall be responsible for any liability relating to the Hired Employees on and after such Hired Employee’s Start Date. Birch Resources shall be responsible for any liability relating to the Hired Employees prior to such Hired Employee’s Start Date.
(b)Definitions. For purposes of this Section 7.15:
(i)“Cause” means, with respect to any Operations Individual, (A) such Operations Individual’s conviction of, or plea of guilty or nolo contendere to, (I) a felony or (II) any crime involving moral turpitude, deceit, dishonesty or fraud, (B) such Operations Individual’s willful misconduct or gross negligence in the performance of his or her duties that is materially and demonstrably injurious to Parent or the applicable Affiliate, (C) such Operations Individual’s material violation of any written Parent policies or material breach of any written employment agreement, confidentiality agreement, or restrictive covenant agreement with Parent or the applicable Affiliate that remains uncured for ten (10) days following written notice thereof, or (D) such
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Operations Individual’s fraud or embezzlement with respect to Parent or the applicable Affiliate.
(ii)“Annual Compensation” means, with respect to any Operations Individual, such Operations Individual’s total compensation as set forth on Schedule 7.15.
(c)No Obligation to Hire. Nothing in this Section 7.15 shall (i) obligate Parent or any of its Affiliates to extend an Operations Hire Offer to any Operations Individual or to hire any Operations Individual, (ii) restrict the right of Parent or any of its Affiliates to establish the terms of employment of any Operations Individual (other than the minimum Guaranteed Severance Obligation required hereby), or (iii) create any obligation on the part of any Operations Individual to accept any Operations Hire Offer.
(d)No Third-Party Beneficiary Rights. The provisions of this Section 7.15 are for the sole benefit of the Parties and nothing contained in this Section 7.15, expressed or implied, is intended to: (i) confer upon any Person, including any Operations Individual, any right to employment or service or continued employment or service or any particular term or condition of employment or service for any period of time; (ii) create any rights or remedies, including any Third-Party beneficiary rights, in any Person other than the Parties; (iii) constitute an establishment, amendment, modification or termination of, or an undertaking to establish, amend, modify or terminate, any benefit or compensation plan, program, policy, contract, agreement or arrangement; or (iv) subject to compliance with the requirements of this Section 7.15, prohibit or limit the ability of Company or any of its Affiliates or Parent or any of its Affiliates to amend, modify or terminate any benefit or compensation plan, program, policy, contract, agreement or arrangement at any time.
7.16Exclusivity.
(a)From the Execution Date until the Closing Date, the Company Group Members shall not, and the Company shall cause its Affiliates and their respective Representatives not to, directly or indirectly:
(i)submit, solicit, initiate, assist, intentionally encourage or discuss, accept, support or continue to discuss, any proposal or offer from any Person (other than Parent and Merger Sub) or enter into any contract, agreement or other arrangement, including any letter of intent, term sheet, exclusivity agreement, purchase agreement, merger agreement or similar document, or accept any offer relating to or consummate or commit to any of the foregoing with respect to a transaction or arrangement that is substantially similar to, competitive with or would otherwise reasonably be expected to conflict with, the Transactions (each, an “Alternative Transaction”); or
(ii)furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Parent and Merger Sub) to do or seek to do, any of the foregoing.
(b)The Company Group Members shall, and shall direct their Affiliates and their respective Representatives to, cease and cause to be terminated all existing discussions or negotiations with any Person (other than Parent and Merger Sub) conducted heretofore with respect to any Alternative Transaction, or any inquiry or proposal that may reasonably be expected to result in an Alternative Transaction.
7.17Financial Information.
(a)Between the date of this Agreement and the Closing, Birch Resources and the Company Group shall use commercially reasonable efforts to provide (at the Parent Parties’ sole cost and expense) such reasonable assistance and cooperation as the Parent Parties may reasonably request, with reasonable specificity and reasonable advance notice, related to the
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financing of the Merger Consideration or other capital raising and financing activities by the Parent Parties (the “Financing”), which shall include using commercially reasonable efforts to (A) make senior management of the Company Group reasonably available for a reasonable number of customary lender meetings, meetings with parties acting as arrangers or agents, sessions with rating agencies and “roadshow” presentations, conference calls, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations and sessions with prospective financing sources, investors and ratings agencies, in each case on reasonable advance notice, and reasonably cooperate with prospective lenders in performing their due diligence in a manner that does not unreasonably interfere with the ongoing business and operations of Birch Resources, the Company Group or any of their respective Affiliates, (B) reasonably cooperate with the marketing efforts of the Parent Parties and potential financing sources, and reasonably cooperate in the review of materials for rating agency presentations, any offering memorandum, marketing materials, lender presentations or similar documents, (C) make available to the Parent Parties and potential financing sources and their respective Representatives historical financial and other pertinent information reasonably available regarding the Company Group as may be reasonably requested by the Parent Parties, (D) make available information regarding the Company Group that is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 and the requirements of 31 C.F.R. §1010.230 and (E) reasonably facilitate the pledging of collateral constituting Assets; provided, that no such pledging of collateral constituting Assets shall be effective prior to Closing; provided, further, that Birch Resources may request that any request for information, assistance, or cooperation made by the Parent Parties pursuant to this Section 7.17(a) be submitted in writing, and the Parent Parties shall use reasonable efforts to accommodate such request. The Company Group hereby consents to the use of the Subject Marks in connection with the marketing of any Financing; provided, that (i) such Subject Marks are used in a manner that is not intended to or reasonably likely to harm or disparage the Company Group’s reputation or goodwill and (ii) the Company Group shall have a reasonable opportunity to review and approve in writing any materials containing the Subject Marks prior to their dissemination.
(b)Notwithstanding anything to the contrary in this Section 7.17, nothing in this Section 7.17 shall (i) expand the representations or warranties set forth in Article 5 or Article 6 of this Agreement or require any action to be taken by Birch Resources, the Company Group or any of their respective Affiliates that would be reasonably likely to result in the breach of any term, representation, warranty or covenant of this Agreement or cause any condition to Closing in Article 8 of this Agreement to fail to be satisfied, (ii) subject any director, manager, officer, employee, accountant, consultant, legal counsel, agent, investment banker or other Representative of Birch Resources, the Company Group or any of their respective Affiliates to personal liability, (iii) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the Organizational Documents of any of the Company Group Members, applicable Law, obligations of confidentiality or material Contracts to which Birch Resources, any of the Company Group Members or any of their respective assets are bound, (iv) require Birch Resources, the Company Group Members or any of their respective Affiliates to provide access to or disclose information where any director, officer, manager, employee or shareholder of Birch Resources, the Company Group or any of their respective Affiliates determines that such access or disclosure would reasonably be expected to jeopardize attorney-client privilege, attorney work product protection or other legal privilege, (v) require Birch Resources, the Company Group Members, their Affiliates or any of their respective legal counsel to deliver any legal opinion, comfort letter or other certificate, report or document except as expressly set forth in this Section 7.17, (vi) require travel or the obligation to incur any unreimbursed out-of-pocket Third Party costs, or (vii) unreasonably interfere with the ongoing business and operations of Birch Resources, the Company Group or any of their respective Affiliates. The Parent Parties shall use reasonable best efforts to minimize any disruption associated with the cooperation contemplated by such Persons hereby.
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(c)The Parent Parties shall indemnify and hold harmless Birch Resources, the Company Group, their respective Affiliates and each of their respective directors, managers, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives from and against any and all Damages, liabilities, losses, claims, costs and expenses suffered or incurred by them in connection with the Financing, the Parent Filings (as defined below), the performance of their respective obligations under this Section 7.17, any action taken in accordance with this Section 7.17 or any information utilized in connection therewith, except to the extent such Damages, liabilities, losses, claims, costs or expenses arose out of or resulted from the willful misconduct of any such Person or from information provided by or on behalf of Birch Resources, the Company Group or their respective Affiliates. The Parent Parties shall (x) prior to Closing, promptly, within thirty (30) days of written request by the Company and (y) on the Closing Date, reimburse the Company and its Affiliates for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented auditor, accountant and attorneys’ fees and expenses) incurred by Birch Resources, the Company Group or their respective Affiliates in connection with the cooperation described in this Section 7.17. In addition to the foregoing, the indemnification and reimbursement obligations of the Parent Parties under this Section 7.17(c) shall survive the Closing and continue thereafter solely to the extent relating to the obligations of Birch Resources and the Company Group under Section 7.17(e). Following the Closing, the Parent Parties shall reimburse Birch Resources and its Affiliates for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented auditor, accountant and attorneys’ fees and expenses) incurred by Birch Resources and its Affiliates in connection with the cooperation described in this Section 7.17, in each case within thirty (30) days of written request therefor by Birch Resources.
(d)Notwithstanding anything to the contrary in this Agreement, no Company Group Member’s, Birch Resources’ nor any of their respective Affiliates’ performance under this Section 7.17 shall be taken into account with respect to whether any condition set forth in this Agreement shall be deemed satisfied, except to the extent that (i) Birch Resources or such Company Group Member has willfully and materially breached its obligations in this Section 7.17, and such willful and material breach materially impairs the Parent Parties’ ability to obtain the Financing before the Closing, (ii) the Parent Parties provided written notice to the Company Group of such willful and material breach in reasonable detail, and (iii) such willful and material breach has not been cured within five (5) Business Days after such notice.
(e)Without duplication of Birch Resources’ and the Company Group’s obligations with respect to the Parent Filings set forth in the third sentence of this Section 7.17(e), at the Parent Parties’ reasonable request (and at the Parent Parties’ sole cost and expense), from the date hereof until the date on which the Parent Parties and their Affiliates have fully complied with all of their respective obligations set forth below, Birch Resources and the Company Group shall provide such reasonable assistance and cooperation as may be reasonably requested by the Parent Parties and their Affiliates prior to and after the Closing in connection with complying with their respective obligations under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or with requirements for filings that are required by the Securities and Exchange Commission (the “SEC”), the FCA, or by the London Stock Exchange (“LSE”) or the New York Stock Exchange (“NYSE”), or as may otherwise be reasonably required by the Parent Parties or their Affiliates in order to include, incorporate by reference or, in the case of pro forma financial information, prepare, financial or reserve information and statements required to be filed with the SEC pursuant to Rule 3-05 and Article 11 of Regulation S-X (such required information, the “Requisite Financial Statement Information”), which shall include using commercially reasonable efforts to provide such financial or reserve information as may be necessary for the Parent Parties and their Affiliates to comply with their respective obligations under the Securities Act, the Exchange Act or with filings that are required by the SEC, the FCA, or by the LSE or
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NYSE. Such assistance and cooperation shall include (i) using commercially reasonable efforts to cause the Company Group’s applicable auditors, reserve engineers and personnel to reasonably cooperate with the Parent Parties, their Affiliates and their respective accountants in connection with the inclusion of the Requisite Financial Statement Information in periodic or current reports or proxy statements required under the Exchange Act, one or more registration statements or prospectuses under the Securities Act or the offering documents for one or more securities offerings conducted pursuant to an exemption therefrom or in connection with the use of the Requisite Financial Statement Information in any direct or indirect equity investment in, public or private placement of, or debt financing of, the Parent Parties or their Affiliates, and (ii) using commercially reasonable efforts to cause the Company Group’s applicable auditors and reserve engineers to deliver any customary representation letters, consents and comfort letters with respect to the Requisite Financial Statement Information. In connection with filings required by the Parent Parties with the SEC under securities Laws applicable to the Parent Parties (the “Parent Filings”), as well as the Financing, Birch Resources and the Company Group shall (i) deliver to the Parent Parties (A) no later than the Requisite Financial Statement Information Delivery Deadline (and shall use reasonable best efforts to deliver by September 15, 2026), audited financial statements for the Enterprise Company Group for the years ended December 31, 2024 and 2025, respectively, and unaudited financial statements for the three and six months ended June 30, 2025 and 2026, respectively, each in accordance with Rule 3-05 of Regulation S-X and (B) as promptly as reasonably practicable after the Closing Date, but in any event no later than thirty (30) days following the Closing Date, unaudited financial statements for the Enterprise Company Group for the three and nine months ended September 30, 2025 and 2026 which have been reviewed by the Enterprise Company Group’s auditor in accordance with AICPA interim review standards, respectively, each in accordance with Rule 3-05 of Regulation S-X; (ii) cooperate with the Parent Parties in connection with the Parent Parties’ preparation of pro forma financial statements with respect to the Requisite Financial Statement Information that comply with the rules and regulations of the SEC to the extent required for Parent Filings and the Financing, including the requirements of Article 11 of Regulation S-X; provided that the Parent Parties shall be solely responsible for any costs or expenses associated therewith; (iii) deliver to the Parent Parties no later than Requisite Financial Statement Information Delivery Deadline (and shall use reasonable best efforts to deliver by September 15, 2026), unaudited income statement information for the producing Wells for the year ended December 31, 2025; (iv) provide and make available upon reasonable notice and during regular business hours any and all books, records, files, data and information in such Company Group Member’s or its Affiliates’ possession or control and to which such Company Group Member’s or its Affiliates’ personnel have reasonable access, in each case as reasonably required by the Parent Parties in order to prepare such financial statements; provided, that the Parent Parties shall be solely responsible for any costs or expenses associated therewith, including, for avoidance of doubt, any such costs and expenses associated with the storage, retrieval and maintenance of records for the foregoing purposes; (v) use commercially reasonable efforts to cause the Enterprise Company Group’s accountants, reserve engineers, counsel, agents and other Third Parties to cooperate with the Parent Parties and their Representatives in connection with the preparation of such financial statements; provided, that the Parent Parties shall be solely responsible for any costs or expenses associated therewith; and (vi) deliver to the Parent Parties, within ten calendar days following the Closing Date, such financial information for the period between the last completed fiscal quarter of the Enterprise Company Group and the Closing Date as may be reasonably necessary for the Parent Parties and their Affiliates to comply with the obligations described in this Section 7.17(e) arising in connection with the Parent Filings and the Financing. The requirements of this Section 7.17(e) shall survive the Closing and terminate upon the date on which the Requisite Financial Statement Information is no longer required to be filed with the SEC pursuant to Rule 3-05 and Article 11 of Regulation S-X.
(f)(i) The Requisite Financial Statement Information has been, and when delivered to the Parent Parties will have been, prepared from the books and records of the
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applicable company and present, and will present, fairly in all material respects, the financial position, results of operations, equity and cash flows or the revenues and operating expenses, as applicable, of the business represented thereby as of the date and for the period indicated therein, in each case, in accordance with GAAP and without modification of the accounting principles used in the preparation thereof throughout the periods presented, except that the unaudited financial statements do not contain footnote disclosures and other presentation items required by applicable accounting principles (which, if presented, would not differ materially from those presented in the corresponding audited financial information), (ii) no audit opinion or consent with respect to any financial statements (or any portion thereof) contained in the Requisite Financial Statement Information shall have been withdrawn, and (iii) the applicable Company Group Member shall not have indicated its intent to restate any historical financial statement (or any portion thereof) contained in the Requisite Financial Statement Information, unless (A) such restatement has been completed, audited with respect to annual financial statements or reviewed with respect to interim financial statements, and delivered to the Parent Parties and a new unqualified audit opinion or SAS 100 (or comparable AICPA interim review standard) review report, as applicable, has been delivered with respect to any such Requisite Financial Statement Information by a nationally recognized independent public accounting firm, or (B) such Company Group Member has determined and confirmed in writing to the Parent Parties that no restatement shall be required in accordance with GAAP.
7.18Transfer of Birch Resources. Prior to the Closing, the Company shall cause Birch Resources to be transferred to Birch II pursuant to the equity transfer agreement in substantially the form attached hereto as Exhibit D (the “BR Transfer Agreement”).
7.19Resignation of Officers and Directors. The Company shall (a) no later than three Business Days prior to the Scheduled Closing Date, cause each officer and director of each Company Group Member set forth on Schedule 7.19 to deliver a written resignation to the Company effective at the Closing Date, subject to the consummation of the Transactions, and (b) effective as of the Closing Date, subject to the consummation of the Transactions, cause the vacancies resulting from such resignations to be filled by Persons who are the officers and directors of Merger Sub immediately prior to the Closing Date in accordance with Section 2.6.
7.20Takeover Statutes. If any state takeover statute or similar Law or similar provision, in the Organizational Documents of any of the Company Group Members shall become, may become or may purport to be, applicable to the Transactions, each Company Group Member shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise eliminate the effects of such statute or regulation on the Transactions.
7.21UK Prospectus.
(a)The Parties acknowledge that the transactions contemplated by this Agreement constitute a reverse takeover of Parent for the purposes of the UK Listing Rules and that Parent is required to prepare and publish a prospectus (the “Parent Prospectus”) approved by the FCA in connection with the re-admission of the shares of Parent Common Stock (including any new shares to be issued) to listing on the Official List of the FCA and to trading on the main market for listed securities of the LSE (“UK Admission”).
(b)Without prejudice to Birch Resources’ and the Company Group’s obligations under Section 7.17, the Company shall (at Parent’s sole cost and expense) cooperate with Parent to provide such information, documentation or assistance as Parent may reasonably determine in good faith is necessary to comply with its obligations under the UK Listing Rules, the UK Prospectus Regulation and other applicable Law in connection with the preparation and publication of the Parent Prospectus, including the following:
(i)historical financial information in relation to the Enterprise Company Group for a reporting period of three (3) years up to the end of the latest financial period for which audited accounts have been prepared (or such other period as
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may be required under the UK Listing Rules), together with interim financial information for the six-month period ended June 30, 2026, including, where applicable, financial information prepared in a form consistent with the accounting policies adopted in Parent’s latest annual consolidated accounts or such alternative financial disclosures as may be agreed with the FCA, and such access to the Company Group’s auditors and financial records as is reasonably necessary in connection therewith;
(ii)such access to the officers, key employees, agents, properties, offices and other facilities of the Company Group and to its books, records, contracts and documents (including the work papers of the Company Group’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as is reasonably necessary for the preparation of any working capital due diligence, financial prospects and procedures due diligence and comfort procedures for any financial information to be included in the Parent Prospectus;
(iii)information and confirmations reasonably required to support any statement of no significant change in the financial position or financial performance of the Company Group since the date of its latest published audited accounts, as required for inclusion in the Parent Prospectus;
(iv)to the extent Parent determines that a competent person report is required in relation to the assets of the Company Group for inclusion in the Parent Prospectus, such information and access as is reasonably necessary in connection with the preparation of such report (provided that the Company shall not be required to commission or pay for such report);
(v)information relating to the Company Group’s business, assets, properties, litigation, material contracts, risk factors, financial position and prospects, capitalization and indebtedness, governmental, legal or arbitration proceedings, and operating and financial review, in each case as required for inclusion in the Parent Prospectus under the UK Prospectus Regulation, the UK Listing Rules or other applicable Law;
(vi)information necessary for the preparation of any pro forma financial information of Parent to be included in the Parent Prospectus; and
(vii)such other information, documentation or assistance as Parent may reasonably request in connection with any announcement that Parent is required to make in connection with the transactions contemplated by this Agreement or any other regulatory filing or announcement required to be made by Parent in connection with the Transactions.
(c)Notwithstanding anything to the contrary in this Section 7.21 or in Sections 7.22 or 7.23, nothing in this Section 7.21 or in Sections 7.22 or 7.23 shall (i) expand the representations or warranties set forth in Article 5 or Article 6 of this Agreement or require any action to be taken by Birch Resources, the Company Group or any of their respective Affiliates that would be reasonably likely to result in the breach of any term, representation, warranty or covenant of this Agreement or cause any condition to Closing in Article 8 of this Agreement to fail to be satisfied; provided that this shall not relieve the Company from liability, if applicable, under Section 9.2(c) to the extent that the Parent Parties are unable to prepare, finalize or obtain approval of the Parent Prospectus and because of such inability, the Closing therefore cannot occur, in each case, as a result of the failure by the Company to provide material information of the Company Group required under this Section 7.21 or Section 7.23, and where such failure is capable of cure, following written notice of such failure and a reasonable opportunity to cure, (ii)
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subject any director, manager, officer, employee, accountant, consultant, legal counsel, agent, investment banker or other Representative of Birch Resources, the Company Group or any of their respective Affiliates to personal liability, (iii) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the Organizational Documents of any of the Company Group Members, applicable Law, obligations of confidentiality or material Contracts to which Birch Resources, any of the Company Group Members or any of their respective assets are bound, (iv) require Birch Resources, the Company Group Members or any of their respective Affiliates to provide access to or disclose information where any director, officer, manager, employee or shareholder of Birch Resources, the Company Group or any of their respective Affiliates determines that such access or disclosure would reasonably be expected to jeopardize attorney-client privilege, attorney work product protection or other legal privilege; provided that, if Birch Resources, the Company Group or any of their respective Affiliates withholds pursuant to this clause (iv) any information that would otherwise be required to be provided pursuant to Section 7.22, the Company shall promptly notify Parent in writing, identifying in reasonable detail the nature of the information being withheld and the basis on which privilege is being asserted, (v) require Birch Resources, the Company Group Members, their Affiliates or any of their respective legal counsel to deliver any legal opinion, comfort letter or other certificate, report or document except as expressly set forth in this Section 7.21 or in Sections 7.22 or 7.23, (vi) require travel or the obligation to incur any unreimbursed out-of-pocket Third Party costs, or (vii) unreasonably interfere with the ongoing business and operations of Birch Resources, the Company Group or any of their respective Affiliates. The Parent Parties shall use reasonable best efforts to minimize any disruption associated with the cooperation contemplated by such Persons hereby.
(d)The Parent Parties shall indemnify and hold harmless Birch Resources, the Company Group, their respective Affiliates and each of their respective directors, managers, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives from and against any and all Damages, liabilities, losses, claims, costs and expenses suffered or incurred by them in connection with the Parent Prospectus and the UK Admission, the performance of their respective obligations under this Section 7.21 or in Sections 7.22 or 7.23, any action taken in accordance with this Section 7.21 or in Sections 7.22 or 7.23 or any information utilized in connection therewith, except to the extent such Damages, liabilities, losses, claims, costs or expenses arose out of or resulted from the willful misconduct of any such Person or from information provided by or on behalf of Birch Resources, the Company Group or their respective Affiliates. The Parent Parties shall (x) prior to Closing, promptly, within thirty (30) days of written request by the Company and (y) on the Closing Date, reimburse the Company and its Affiliates for all reasonable and documented internal and external costs and expenses (including reasonable and documented auditor, accountant and attorneys’ fees and expenses) incurred by Birch Resources, the Company Group or their respective Affiliates in connection with the cooperation described in this Section 7.21 or in Sections 7.22 or 7.23. Following the Closing, the Parent Parties shall reimburse Birch Resources and its Affiliates for all reasonable and documented internal and external costs and expenses (including reasonable and documented auditor, accountant and attorneys’ fees and expenses) incurred by Birch Resources and its Affiliates in connection with the cooperation described in this Section 7.21 or in Sections 7.22 or 7.23, in each case within thirty (30) days of written request therefor by Birch Resources.
(e)Notwithstanding anything to the contrary in this Agreement, no Company Group Member’s, Birch Resources’ nor any of their respective Affiliates’ performance under this Section 7.21 or in Sections 7.22 or 7.23 shall be taken into account with respect to whether any condition set forth in this Agreement shall be deemed satisfied (and, for the avoidance of doubt, without prejudice to the proviso set forth in Section 7.21(c)(i)), except to the extent that (i) Birch Resources or such Company Group Member has willfully and materially breached its obligations in this Section 7.21 or in Sections 7.22 or 7.23, and such willful and material breach is the direct
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cause of the Parent Parties’ inability to obtain the UK Admission before the Closing, (ii) the Parent Parties provided written notice to the Company Group of such willful and material breach in reasonable detail, and (iii) such willful and material breach has not been cured within five (5) Business Days after such notice.
7.22UK Market Abuse Regulation
(a)From the date of this Agreement until the earlier of UK Admission and the termination of this Agreement, the Company shall promptly notify Parent in writing of any information of which it becomes aware relating to the Company Group or the business, assets, financial position, prospects or affairs of the Company Group which the Company considers (acting reasonably) would, if the shares of the combined group of Parent and the Company Group were admitted to trading on a regulated market at such time, constitute inside information within the meaning of UK MAR.
(b)For the purposes of this Section 7.22, information shall be considered to be inside information if: (i) it is of a precise nature; (ii) it has not been made public; (iii) it relates, directly or indirectly, to the Company Group or the business, assets or affairs of the Company Group; and (iv) if it were made public, it would be likely to have a significant effect on the price of the shares of Parent Common Stock or related financial instruments. For these purposes, information shall be deemed likely to have a significant effect on price if it is information which a reasonable investor would be likely to use as part of the basis of his or her investment decisions. Without limiting the foregoing, such information may include:
(i)any material change in the financial position, financial performance or prospects of the Company Group, including any material variance from budgeted or expected revenue, operating costs, capital expenditure or production volumes;
(ii)any material acquisition or disposal of assets or businesses, or any proposed material acquisition or disposal, by the Company Group;
(iii)any material litigation, arbitration, regulatory investigation or proceeding commenced, pending or threatened against any Company Group Member;
(iv)any material change in the reserves or resources of the Company Group, or any material operational event (including any material well failure, accident or environmental incident);
(v)any change in the key management or governance of the Company Group;
(vi)any material regulatory action or sanction affecting the Company Group or the Assets; and
(vii)any material change to the Company Group’s financing arrangements, hedging arrangements or credit facilities.
(c)The Company shall, from the date of this Agreement until the earlier of UK Admission and the termination of this Agreement, manage information relating to the Company Group in a manner that is consistent with what would be required under UK MAR if the shares of the combined group of Parent and the Company Group were admitted to trading on a regulated market, including, if requested by the Parent: (i) taking reasonable steps to ensure that persons who have access to inside information (within the meaning of Section 7.22(b))
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acknowledge in writing the legal and regulatory duties that would apply under UK MAR, and the sanctions that may attach to the misuse or improper dissemination of such information; and (ii) maintaining insider lists in respect of any inside information relating to the Company Group.
7.23UK Admission
(a)The Company shall provide such information, documents and assistance as Parent may reasonably require in connection with any applications for UK Admission, including responding promptly to any requests for information from the FCA or the LSE in connection with the admission process.
(b)If at any time prior to UK Admission, any information relating to Parent or the Company Group, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Parent Prospectus as required under the UK Prospectus Regulation, the UK Listing Rules or other applicable Law, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall, to the extent required by applicable Law, be promptly published by Parent.
7.24Accrued TSA Payment. No earlier than the expiration of the Review Period but, in all events, prior to the Closing, the Company shall pay to Wolfberry the amount accrued as an intercompany obligation of the Company pursuant to the TSA as reflected in the Proposed Effective Date Accounts, as the same may be adjusted prior to Closing pursuant to Section 3.3(a)(i) (the “Accrued TSA Payment”); provided, that the Company shall not pay, and shall retain, any portion of the Accrued TSA Payment that constitutes a Disputed Account Item, which portion shall instead be included in the Disputed Effective Date Amounts deposited in the Disputed Effective Date Escrow Account at Closing pursuant to Section 3.3(a)(ii) (the amount so deposited in respect of such portion, the “Deposited Disputed Wolfberry Amount”). The Deposited Disputed Wolfberry Amount, if any, as finally determined pursuant to Section 3.3(a), shall be disbursed from the Disputed Effective Date Escrow Account to Wolfberry or Parent, as applicable. In furtherance of the foregoing, each of Parent and Stockholder Representative shall take such actions as may be required to facilitate the disbursement to Wolfberry of any amount owing to Wolfberry from the Disputed Effective Date Escrow Account. From and after the date of this Agreement until the Closing, except for payment of the Accrued TSA Payment as contemplated by this Section 7.24, the Company shall not, and shall cause each other Company Group Member not to, pay, distribute or otherwise transfer to Wolfberry or any other Company Stockholder or Affiliate of a Company Stockholder (other than another Company Group Member) any amount in respect of Taxes pursuant to the TSA; it being understood that any payment, distribution or other transfer by the Company to Wolfberry or any other Company Stockholder or Affiliate of a Company Stockholder (other than another Company Group Member) from the date of this Agreement until the Closing in excess of the Accrued TSA Payment allowable pursuant to this Section 7.24 (such excess, the “Excess Accrued TSA Payment”) shall be treated as Leakage for all purposes of this Agreement.
7.25Section 280G.
(a)The Company shall use best efforts to seek, prior to the initiation of the equityholder approval procedure described in Section 7.25(c), from each Person to whom any payment or benefit is required or proposed to be made that could constitute “parachute payments” under Section 280G(b)(2) of the Code and Treasury Regulations promulgated thereunder (“Section 280G Payments”), a written agreement waiving such Person’s right to receive some or all of such payment or benefit (any such payments or benefits waived, the “Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Person shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the
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equityholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder.
(b)In connection with the foregoing, Parent shall provide the Company with all information and documents, if any, necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Parent or one of its Affiliates (“Parent Payments”), together with all Section 280G Payments, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least ten (10) Business Days prior to the Closing Date (and shall further provide any such updated information as is necessary prior to the Closing Date). The form and substance of all equityholder approval documents contemplated by this Section 7.25, including the waivers, disclosure statement and written consent, and any mathematical analysis of all the Section 280G Payments, shall be provided by the Company to Parent no later than five (5) Business Days prior to the distribution of the Waived Benefit agreements for Parent’s review and comment, which comments shall be reasonably incorporated therein.
(c)Prior to the Closing, the Company shall use best efforts to obtain the approval by such number of equityholders of the Company in a manner that complies with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, including Q/A-7 of Section 1.280G-1 of such Treasury Regulations, of the right of each Person described in Section 7.25(a) to receive or retain, as applicable, such Person’s Waived Benefits, provided that, in no event shall this Section 7.25 be construed to require the Company, Birch Resources or any Company Group Member to compel any Person to waive any existing rights under any contract or agreement that such Person has with any Company Group Member, Birch Resources, or any other Person, and in no event shall any Company Group Member be deemed in breach of this Section 7.25 if any such Person refuses to waive any such rights or if the equityholders fail to approve any Waived Benefits so long as such Company Group Member otherwise complied with the requirements of this Section 7.25.
(d)Notwithstanding anything to the contrary in this Section 7.25 or otherwise in this Agreement, to the extent Parent has knowingly provided misinformation, or Parent’s omission of information has knowingly resulted in misinformation, with respect to any Parent Payments and, in either case, this has directly resulted in a “parachute payment” to a “disqualified individual” that otherwise would not have been a “parachute payment,” then there shall be no breach by the Company or any member of the Company Group of the covenant contained in this Section 7.25.
Article 8
CONDITIONS TO THE MERGER
8.1Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Parent and the Company:
(a)Company Stockholder Consent. The Company Stockholder Consent shall have been obtained and the Company Stockholder Consent shall not have been revoked or rescinded and shall be in full force and effect.
(b)No Action. No (i) Law shall have been issued, entered, promulgated or enacted that is in effect that restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or (ii) injunction, order or award restraining or enjoining, or otherwise prohibiting, the consummation of the transactions
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contemplated by this Agreement shall have been issued by any Governmental Authority having jurisdiction over any Party and remain in force;
(c)Regulatory Approval. All waiting periods (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by this Agreement, shall have been terminated or shall have expired;
(d)Closing of MIP Interest Sale. The MIP Interest Sale shall have been consummated or shall contemporaneously be consummated in accordance with the terms of the MIP Purchase Agreement;
(e)Closing of Birch II Subsidiary Sale. The Birch II Subsidiary Sale shall have been consummated or shall contemporaneously be consummated in accordance with the terms of the Birch II Purchase Agreement; and
(f)Aggregate Defect Amount. The Aggregate Defect Amount does not exceed $269,250,000.
8.2Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent:
(a)Each of the representations and warranties contained in Section 5.2 (Organization, General Authority and Standings), Section 5.3 (Authorization and Enforceability), Section 5.4(a) (No Conflicts), Section 5.5 (Liability for Brokers’ Fees), Section 5.12 (Capitalization) and Section 5.28(a)(i)(C) (Absence of Certain Changes; No Transfer) (the “Company Fundamental Representations”) shall be true and correct in all respects as of the Closing Date, as if made anew at and as of such date (except, with respect to Section 5.12(a), for any de minimis inaccuracies), except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date (except, with respect to Section 5.12(a), for any de minimis inaccuracies). Each of the representations and warranties of the Company contained in Article 5 (other than the Company Fundamental Representations) shall be true and correct as of the Closing Date, as if made anew at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that would not reasonably be expected to have a System Material Adverse Effect; provided that, for purposes of determining whether the condition in this sentence has been satisfied, all materiality, System Material Adverse Effect and similar qualifiers contained in such representations and warranties shall be disregarded.
(b)Each of the covenants of the Company to be performed at or prior to the Closing shall have been performed in all material respects.
(c)No System Material Adverse Effect shall have occurred since the Execution Date.
(d)The Company shall have delivered to Parent a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been fulfilled.
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(e)The Company shall have delivered to Parent a duly executed counterpart of the Escrow Agreement, executed by the Stockholder Representative.
(f)The Company shall have delivered to Parent invoices from (i) each legal advisor (including, without limitation, Akin, Hogan Lovells Cadwalader US LLP and King & Spalding LLP) and (ii) each investment banker (including, without limitation, Moelis, Cantor Fitzgerald and Huron Consulting) engaged by the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement, which invoices shall reflect fees, costs and expenses incurred or payable through the Closing Date by any Company Group Member to each such advisor.
(g)The Company shall have delivered to Parent payoff letters and release documentation terminating or in form to file for evidencing of public record the termination of all liens over the Properties and Assets of the Company Group securing obligations under the Company RBL together with evidence of the release of any related guarantees that shall be effective upon the payment of the Company RBL Payoff Amount. Such payoff letters and release documentation shall also provide for the release of all Encumbrances (including any arising under the Company RBL) on the assets and membership interests of Birch Resources, effective upon payment of the Company RBL Payoff Amount at Closing.
(h)The Company shall have delivered to Parent duly executed counterparts of the A&R TSA, executed by Wolfberry and the Company.
(i)The Company shall have delivered to Parent a duly executed counterpart of the Transition Services Agreement, executed by Birch Resources.
(j)The Company shall have delivered to Parent duly executed counterparts of each Company Stockholder Release.
8.3Conditions to Obligations of the Company. The obligations of the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)Each of the representations and warranties contained in Section 6.3 (Organizational Power), Section 6.4 (Authorization and Enforceability), Section 6.6 (Liability for Brokers’ Fees) and Section 6.11 (Solvency) (the “Parent Fundamental Representations”), shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date. Each of the representations and warranties of Parent and Merger Sub contained in Article 6 (other than Parent Fundamental Representations), shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that would not reasonably be expected to have a Parent Material Adverse Effect; provided that, for purposes of determining whether the condition in this sentence has been satisfied, all materiality, Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties shall be disregarded.
(b)Each of the covenants of Parent and Merger Sub to be performed at or prior to the Closing shall have been performed in all material respects.
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(c)Parent shall have delivered to the Company a certificate signed by an officer of Parent, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.3(a) and Section 8.3(b) have been fulfilled.
(d)Parent shall have delivered to the Company a duly executed counterpart of the Escrow Agreement, executed by Parent.
(e)Parent shall have delivered to the Company a duly executed counterpart of the Transition Services Agreement executed by Parent.
(f)Parent shall have delivered to the Company a duly executed counterpart of the Parent Release.
(g)The Company Aggregate Defect Amount does not exceed $207,322,500 (the “Unilateral Defect Condition”).
8.4Waiver of Conditions; Frustration of Closing Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Time of Merger’s Effectiveness. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by the failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, respectively, to (i) use reasonable best efforts to consummate the Merger and the other transactions contemplated hereby and (ii) otherwise comply with its obligations under this Agreement.
Article 9
TERMINATION
9.1Termination. This Agreement may be terminated at any time prior to Closing:
(a)by the mutual prior written consent of Parent and the Company;
(b)by either of Parent or the Company
(i)if Closing has not occurred on or before the Outside Date; or
(ii)if any Governmental Authority having jurisdiction over any Party shall have issued, entered, promulgated or enacted any Law or taken any other action permanently restraining, enjoining, preventing or otherwise prohibiting the consummation of the transactions contemplated hereby and such Law or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the transactions contemplated hereby illegal or otherwise permanently prohibited.
(c)by the Company in the event of a breach by Parent of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) if it was continuing as of the Closing Date and cannot be or has not been cured by the earlier of (A) thirty (30) days after the giving of written notice to Parent of such breach and the basis for such notice, and (B) the Outside Date; provided that the cure period set forth above shall not apply to any covenant or agreement required to be performed on the Closing Date;
(d)by Parent in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) if it was continuing as of the Closing Date and cannot be or has not been cured by the earlier of (A) thirty (30) days after the giving of written notice to the Company of such breach and the basis for such notice, and (B) the
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Outside Date; provided that the cure period set forth above shall not apply to any covenant or agreement required to be performed on the Closing Date; provided, further, that the termination right set forth in this Section 9.1(d) shall not apply to any failure to satisfy a Requisite Financial Statement Information Delivery Obligation by the Requisite Financial Statement Information Delivery Deadline, it being understood that Parent’s sole and exclusive remedy in respect of any such failure will be to extend the Scheduled Closing Date in accordance with Section 2.2 (without limiting Parent’s rights in respect of any willful and material breach described in Section 7.17(d) or Parent’s right to terminate this Agreement pursuant to Section 9.1(b));
(e)by the Company, at any time following the Scheduled Closing Date, if (i) the Unilateral Defect Condition has not been satisfied on or prior to the Scheduled Closing Date and (ii) the Company has not, on or prior to the Scheduled Closing Date, delivered an Arbitration Notice in accordance with Section 9.1(f) with respect to unresolved Title Disputes and/or Environmental Disputes, the resolution of which could cause the Unilateral Defect Condition to be satisfied;
(f)by Parent or the Company, at any time following the Scheduled Closing Date, if the Aggregate Defect Amount exceeds $269,250,000 (provided, that if Parent notifies the Company of its intention to terminate this Agreement in accordance with this Section 9.1(f), the Company may, prior to giving effect to such termination, elect by written notice (an “Arbitration Notice”) to submit unresolved Title Disputes and/or Environmental Disputes to expert arbitration in accordance with Section 11.2(i) and/or Section 11.3(e), as applicable, in each case, for the sole purpose and to the extent necessary to determine whether the Aggregate Defect Amount does in fact exceed such amount, and for the avoidance of doubt, (1) if the Company delivers an Arbitration Notice in accordance with this proviso, neither Party may terminate this Agreement pursuant to this Section 9.1(f) until final resolution of the arbitration of the disputes so submitted and (2) the Company’s initiation of arbitration in accordance with this proviso shall not prevent Parent from electing to waive any asserted Title Defect or Environmental Defect, as applicable);
(g)by Parent if the Company Stockholder Consent has not been obtained by 11:59 p.m. Central Time on the first (1st) Business Day immediately following the Execution Date; or
(h)by the Company, if Parent shall have failed to deliver or caused to be delivered the Deposit Amount to the Company in accordance with the terms and conditions of Section 7.5; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(h) if (x) the requirements in clauses (x)(A) through (D) and, if applicable, (y) and (z) set forth in Section 7.5 have been satisfied and (y) the Company has received the Deposit Amount in full prior to the time of delivery of the Company’s written notice of termination pursuant to this Section 9.1(h) (whether or not the Deposit Amount was delivered within the time periods specified in Section 7.5);
provided, however, that no Party shall be entitled to terminate this Agreement under Section 9.1(b), Section 9.1(c) or Section 9.1(d) if such Party is then in material breach of any of its representations, warranties or covenants contained in this Agreement, and such material breach has proximately caused the failure of a condition set forth in Section 8.1, Section 8.2 or Section 8.3, as applicable.
9.2Effect of Termination.
(a)If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no further force or effect, except for the obligations under Section 7.4, this Section 9.2, and the terms and conditions under Article 13 (other than Section 13.16, which shall terminate other than with respect to Section 7.4) and such of the defined terms set forth in
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Appendix A as are necessary to give context to such Sections and Articles, which shall survive such termination; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for Fraud.
(b)In the event that this Agreement is terminated (i) in accordance with the terms and conditions of Section 9.1 (other than a termination in connection with an Excluded Circumstance), then the Company shall, as promptly as practicable (but in any event within five (5) Business Days), deliver or cause to be delivered to Parent an aggregate amount equal to the Deposit Amount by wire transfer of immediately available funds to an account designated in writing by Parent, or (ii) in accordance with the terms and conditions of Section 9.1 in connection with an Excluded Circumstance, then Parent shall pay to the Company the Termination Fee as promptly as practicable (but in any event within five (5) Business Days) following such termination and the Company shall be entitled to retain the Deposit Amount (together with any earnings thereon) in full for its own account. As used in this Agreement, “Excluded Circumstance” means a termination of this Agreement (A) by the Company pursuant to Section 9.1(c) or (B) pursuant to Section 9.1(b)(i) or Section 9.1(b)(ii) if, at the time of such termination, (1) Parent is in material breach of any of this Agreement, the MIP Purchase Agreement or the Birch II Purchase Agreement, or Parent’s breach or failure to perform its representations, warranties, covenants or agreements hereunder (or under the MIP Purchase Agreement or the Birch II Purchase Agreement) is preventing or has prevented the satisfaction of the conditions set forth in any of Section 8.3, Section 7.3 of the MIP Purchase Agreement or Section 9.3 of the Birch II Purchase Agreement, (2) such breach or failure has not been waived in writing, (3) the Company is not then in material breach of this Agreement, the MIP Sellers are not then in material breach of the MIP Purchase Agreement, and Birch II is not then in material breach of the Birch II Purchase Agreement and (4) the Company has confirmed in writing that the Company is ready, willing and able to consummate the Closing.
(c)In the event Parent has the right to terminate this Agreement in accordance with the terms and conditions of (i) Section 9.1(b)(i) or Section 9.1(b)(ii), in either case in the absence of a material breach of this Agreement, the MIP Purchase Agreement, or the Birch II Purchase Agreement by Parent, and the Company’s material breach or failure to perform its representations, warranties, covenants or agreements hereunder is preventing or has prevented the satisfaction of the conditions set forth in Section 8.2, and such breach or failure has not been waived in writing, and Parent has confirmed in writing that Parent is ready, willing and able to consummate the Closing, (ii) Section 9.1(b)(i) due to the failure of the conditions in either of Section 8.1(d) or Section 8.1(e), in each case, in the absence of a material breach of this Agreement, the MIP Purchase Agreement, or the Birch II Purchase Agreement by Parent or any of its Affiliates, (iii) Section 9.1(d), or (iv) Section 9.1(g), then Parent may (A) seek specific performance by the Company of this Agreement in accordance with Section 13.16, or (B) if Parent does not seek specific performance (or if Parent does not successfully obtain specific performance) (1) terminate this Agreement and (2) seek to recover from the Company any Third Party out-of-pocket expenses incurred by the Parent Parties in connection with the Transactions (which shall include, for the avoidance of doubt, all Third Party out-of-pocket costs and expenses incurred in connection with the Financing) up to a maximum total recovery of $10,000,000.
(d)Upon (i) payment of the Termination Fee pursuant to Section 9.2(b), Parent shall have no further liability to the Company with respect to this Agreement or the Transactions, or (ii) payment by the Company of the lesser of $10,000,000 and the Parent Parties’ Third Party out-of-pocket expenses to the extent required pursuant to Section 9.2(c), the Company shall have no further liability to Parent with respect to this Agreement or the Transactions. Each Party acknowledges and agrees that in no event shall (x) Parent be required to pay the Termination Fee on more than one occasion or (y) the Company be required to pay any amount in excess of the lesser of $10,000,000 and the Parent Parties’ Third Party out-of-pocket expenses pursuant to Section 9.2(c).
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(e)In the event that this Agreement is terminated in accordance with Section 9.1(h), then Parent shall pay to the Company an aggregate amount equal to $100,000,000 as promptly as practicable (but in any event within five (5) Business Days) following such termination.
(f)Each of the Parties acknowledges and agrees that the agreements contained in this Section 9.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Parent and the Company acknowledge and agree that (i) Parent and the Company have expressly negotiated the provisions of this Section 9.2, (ii) in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the Parties to quantify the losses that may be suffered by the Company Group Members) the provisions of this Section 9.2 are reasonable, (iii) the Termination Fee represents a good faith, fair estimate of the Damages that the Company Group Members would suffer, and (iv) the Termination Fee shall be payable as liquidated damages (and not as a penalty) without requiring the Company to prove actual Damages.
(g)Notwithstanding anything to the contrary in this Agreement, (i) this Section 9.2 shall not prevent or restrict Parent from obtaining a grant of specific performance in accordance with Section 13.16 and (ii) the remedies (including payment obligations) contemplated by this Section 9.2 shall be deemed the sole and exclusive remedies of the Parties upon a termination of this Agreement.
Article 10
TAX MATTERS
10.1Tax Returns.
(a)Flow-Through Tax Returns of the Company Group Members for Pre-Closing Tax Periods and Straddle Periods, if applicable, that are required to be filed after the Closing Date taking into account any applicable extensions (collectively, the “Company Prepared Tax Returns”), shall be prepared or caused to be prepared by PricewaterhouseCoopers LLP (the “Company Tax Return Preparer”) as authorized by the Stockholder Representative. Such Company Prepared Tax Returns shall be prepared in a manner consistent with past practices of the applicable Company Group Member to the extent not inconsistent with applicable Law. All Company Prepared Tax Returns shall be provided to Parent for review and comment no later than thirty (30) days prior to the due date for filing thereof (including applicable extensions). Parent shall submit any reasonable comments to such Company Prepared Tax Returns to the Stockholder Representative no later than fifteen (15) days prior to the due date for filing thereof (including extensions) and the Stockholder Representative shall (and shall cause the Company Tax Return Preparer to) incorporate such reasonable comments. The Company shall file (or cause to be filed) such Company Prepared Tax Returns as prepared (or caused to be prepared) by the Company Tax Return Preparer (revised to incorporate Parent’s reasonable comments). Any dispute regarding Parent’s comments that the Stockholder Representative and Parent are unable to resolve at least five (5) days prior to the due date for filing (including applicable extensions) shall be resolved by the Independent Accountant using the procedures set forth in Section 3.4(d) to the extent applicable, and such Company Prepared Tax Return shall be filed consistent with such resolution (or, if such resolution has not occurred by such due date, filed reflecting Parent’s reasonable comments and, if necessary, amended to reflect such resolution).
(b)The Stockholder Representative shall cause the Company Tax Return Preparer to prepare and timely file all Newberry Consolidated Returns that are required to be filed after the Closing Date (taking into account any applicable extensions) that include any Company Group Members, and shall cause Newberry (or the applicable member of the Affiliated Group other than any Company Group Member) to timely pay all Taxes shown as due thereon,
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which Taxes shall not be borne by any Company Group Member, Parent or any of Parent’s Affiliates.
(c)Except as provided in the Transition Services Agreement, all other Tax Returns of the Company Group Members (other than Tax Returns described in Section 10.1(a) or Section 10.1(b)) for Pre-Closing Tax Periods and Straddle Periods, as applicable, that are required to be filed after the Closing Date (taking into account any applicable extensions) shall be prepared and filed (or caused to be prepared and filed) by Parent. Such Tax Returns shall be prepared in a manner consistent with past practices of the applicable Company Group Member to the extent not inconsistent with applicable Law. To the extent that the Company Stockholders would reasonably be expected to bear economic responsibility for the Taxes reflected on such Tax Return (including for the avoidance of doubt, through an adjustment to the Effective Date Accounts pursuant to Section 3.3 or Leakage pursuant to Section 3.4), not less than ten (10) days prior to the original or extended due date of any such Tax Return, a copy of such Tax Return shall be delivered to the Stockholder Representative for its review and comment, and Parent shall consider in good faith any reasonable comments that the Stockholder Representative submits no later than five (5) days prior to filing such Tax Return. Parent shall pay (or cause to be paid) all Taxes required to be paid with respect to such Tax Returns and shall deliver an as-filed copy of the same to Stockholder Representative promptly after filing; provided, this provision shall not be construed to make Parent responsible for any Taxes for which the Company Stockholders are economically responsible pursuant to the terms of this Agreement.
(d)To the extent the Company makes any estimated Tax payment to a Governmental Authority after the date of this Agreement and prior to Closing (including, for the avoidance of doubt, payments based on the Permitted Tax Distributions received by the Company prior to the Closing), the Stockholder Representative shall deliver to Parent as promptly as reasonably practicable proof of such estimated Tax payment to the Government Authority, together with reasonable supporting calculation and workpapers related to such estimated Tax payment.
10.2Apportionment of Taxes; Closing Date Conventions; Transaction Deductions. With respect to certain Tax matters, the Parties agree, to the maximum extent permitted by applicable Law, that:
(a)for all purposes of this Agreement (including the determination of the Effective Date Accounts, Leakage, the Final Tax Liability, the Final TSA Payment and any amounts described in Section 10.6), whenever it is necessary to determine the portion of any Taxes of any Company Group Member (other than the Company) attributable to the portion of a taxable period ending on (and including) the Effective Date or the Closing Date, as applicable: (a) Taxes based upon or measured by income, gain or receipts, and withholding Taxes, shall be allocated on the basis of an interim closing of the books as of the end of the day on the Effective Date or the Closing Date, as applicable (provided, that (x) exemptions, allowances and deductions that are calculated on an annual basis shall be apportioned on a per diem basis, and (y) for the avoidance of doubt, Transaction Tax Deductions shall not be treated as calculated on an annual basis and shall instead be allocated in accordance with Section 10.2(e)); (b) Taxes attributable to the severance or production of Hydrocarbons shall be allocated to the period in which the severance or production giving rise to such Taxes occurred; (c) sales, use and other similar Taxes imposed on a transactional basis shall be allocated to the period in which the transaction giving rise to such Taxes occurred; and (d) ad valorem, property and other similar Taxes imposed on a periodic basis shall be allocated on a per diem basis;
(b)the Company shall have an income Tax year end as of the close of business on the Closing Date as a result of its departure from the Affiliated Group, the common parent of which is Newberry, as of the beginning of the day following the Closing Date. Consistent with the provisions of Treasury Regulations Sections 1.1502-76(b)(2)(vi) and
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1.706-1(c)(2)(iii), in the case of any income Tax year of Birch Permian and Birch Minerals that includes (but does not end on) the Closing Date, the income Taxes of the Company attributable to its indirect equity interests in Birch Permian and Birch Minerals for the portion of such income Tax year that ends on the Closing Date shall be determined as if the income Tax year of Birch Permian and Birch Minerals ended as of the close of business on the Closing Date. Birch Permian and Birch Minerals shall use the “interim closing method” and the “calendar day convention” (in each case, as defined in Treasury Regulation Section 1.706-4) as the end of the day on the Closing Date for purposes of Section 706 of the Code;
(c)no applicable Company Group Member shall make an election under Treasury Regulation Section 1.1502-76(b)(2) (or any similar provision of state, local, or non-U.S. Law) to ratably allocate items incurred by such applicable Company Group Member;
(d)any income, gain, loss, deduction or other Tax items realized by any Company Group Member for U.S. federal income Tax purposes with respect to any transaction engaged in by any Company Group Member on the Closing Date, which occurs after the Closing or at the direction of any Parent Party, that is not contemplated by this Agreement and is outside the ordinary course of business, as occurring on the day immediately following the Closing Date and to utilize the “next day rule” in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. Law) for purposes of reporting such items on applicable Tax Returns; and
(e)the Parties and their respective Affiliates agree to treat any Transaction Tax Deductions for which the Company Stockholders or the MIP Sellers bear economic responsibility as deductible in a Tax period (or portion thereof) ending on or prior to the Closing Date of any Company Group Member, in each case only to the extent such treatment is supportable at a “more likely than not” (or higher) level of comfort, and Parent and its Affiliates (including the Company Group Members after the Closing) agree not to claim any such Transaction Tax Deductions for the benefit of Parent (including any Company Group Member after the Closing for Tax periods (or portions thereof) beginning after the Closing Date). Unless otherwise required by applicable Law, the Parent will cause the Company Group Members and all of its other Affiliates to file all Tax Returns consistently with the agreements set forth in this Section 10.2(e) and not take any position inconsistent with the agreement in this Section 10.2(e) during an audit or other Proceeding with any Governmental Authority.
10.3Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with seeking and obtaining coverage under a R&W Insurance Policy in respect of any Pre-Closing Tax Period (as contemplated by Section 7.13), the filing of Tax Returns and any audit, litigation or other Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such filing of Tax Returns, audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree: (i) to retain all books and records with respect to Tax matters pertinent to the Company Group relating to any Pre-Closing Tax Period or Straddle Period until the expiration of the statute of limitations (and, to the extent notified by any Party, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Governmental Authority; and (ii) to give the other Parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any other Party so requests, each Party shall allow the other Parties to take possession of such books and records.
10.4Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne by the Parent and paid when due,
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and the Party required by applicable Law shall timely file all necessary Tax Returns and other documentation with respect to such Transfer Taxes. The Stockholder Representative and Parent shall, and shall cause their respective Affiliates to, cooperate in good faith to minimize or eliminate, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
10.5Tax Elections. Notwithstanding anything to the contrary in this Agreement, the Parties agree as follows:
(a)The Parties and their Affiliates shall not make, and shall cause the Company to not make, an election under Section 338 or 336 of the Code (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of the Company pursuant to this Agreement;
(b)The Parties and their Affiliates shall not make, and shall cause the applicable Company Group Members to not make, a push-out election under Section 6226 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state or local applicable Law) with respect to any Tax audit, litigation or other Proceeding involving a Flow-Through Tax Return of a Company Group Member in respect of any Pre-Closing Tax Period or Straddle Period, if applicable; and
(c)The Company shall cause to be made, to the extent such election is not in effect, a valid election under Section 754 of the Code for the taxable year that includes or ends on the Closing Date for each of Birch Permian and Birch Minerals (and shall not revoke, or permit the revocation of, any such election).
10.6Final Tax Liability and Final TSA Payment.
(a)Determination of Final Tax Liability and Final TSA Payment. Promptly after the Flow-Through Tax Returns of the Company Group Members are finalized pursuant to Section 10.1(a), the Stockholder Representative shall deliver a draft of (i) the calculation of the Final Tax Liability, (ii) the calculation of the Permitted Tax Distribution Surplus, or the Permitted Tax Distribution Shortfall, as the case may be, and (iii) the Final TSA Payment, together with all supporting documentation and workpapers with respect to such Tax Returns and calculations, to the Parent for its review and comment. The supporting documentation and workpapers delivered pursuant to this Section 10.6(a) shall include pro forma computations of the items of the Newberry Consolidated Returns and the Texas franchise Tax workpapers, in each case to the extent relevant to such calculations; provided that, if any such Tax Return or workpapers have not been finalized at the time of such delivery, the Stockholder Representative shall deliver, and the Parties shall use, pro forma estimates of the relevant items prepared on the basis of the best available information. Such calculations shall be prepared in a manner consistent with past practices, unless required by applicable Law. Stockholder Representative will incorporate the reasonable comments of the Parent when preparing the calculation of the Final Tax Liability and Final TSA Payment. If Stockholder Representative and the Parent are unable to resolve their differences and mutually agree on the Final Tax Liability and/or Final TSA Payment within twenty (20) days of the Parent’s receipt of such drafts (or such other time period as mutually agreed by Stockholder Representative and the Parent in writing), the Independent Accountant shall resolve such differences and shall determine the Final Tax Liability and/or Final TSA Payment using the procedures set forth in Section 3.4(d) to the extent applicable. The determination of Final Tax Liability, and the corresponding determination of the Permitted Tax Distribution Shortfall or the Permitted Tax Distribution Surplus, as the case may be, and/or the Final TSA Payment by agreement of the Parties or by the Independent Accountant shall be binding on the Parties.
(b)Payments of Permitted Tax Distribution Surplus, Permitted Tax Distribution Shortfall, and Final TSA Payment.
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(i)To the extent the total amount of Final Tax Liability, plus the Final TSA Payment, less any Permitted Tax Distributions, does not exceed the Final Tax Payment Cap, then Parent shall pay the amount of the Final TSA Payment to Stockholder Representative and (x) Parent shall pay the amount of the Permitted Tax Distribution Shortfall to Stockholder Representative, if applicable, or (y) Stockholder Representative shall pay, or cause to be paid (including by authorizing the release of funds from the Leakage Escrow Account, to the extent of any funds remaining therein), the amount of the Permitted Tax Distribution Surplus to Parent, if applicable, in each case no later than three (3) Business Days after such amounts become final and binding by wire transfer of immediately available funds to an account designated by such Party in writing.
(ii)To the extent the total amount of Final Tax Liability, plus Final TSA Payment, less any Permitted Tax Distributions exceeds the Final Tax Payment Cap, then such excess shall be applied (a) first, to reduce the amount of the Final TSA Payment until the Final TSA Payment is reduced to zero (0) (such reduced amount, the “Adjusted Final TSA Payment”), and then (b) any remaining excess shall be applied to reduce the Permitted Tax Distribution Shortfall (such reduced amount, the “Adjusted Permitted Tax Distribution Shortfall”). Parent shall pay the amount of the Adjusted Final TSA Payment to the Stockholder Representative and (x) Parent shall pay the amount of the Adjusted Permitted Tax Distribution Shortfall or Permitted Tax Distribution Shortfall, if any, to Stockholder Representative, if applicable, or (y) Stockholder Representative shall pay, or cause to be paid (including by authorizing the release of funds from the Leakage Escrow Account, to the extent of any funds remaining therein), the amount of the Permitted Tax Distribution Surplus, if any, to Parent, in each case no later than three (3) Business Days after such amounts become final and binding by wire transfer of immediately available funds to an account designated by such Party in writing.
10.7Post-Closing Tax Actions. Notwithstanding anything to the contrary in this Agreement, none of Parent or any of its Affiliates (including the Company Group Members following the Closing), shall, without Stockholder Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed): (a) during the portion of the Closing Date after the Closing, take any extraordinary actions outside of the ordinary course of business; (b) amend or refile any Tax Return of any Company Group Member with respect to any Pre-Closing Tax Period; (c) change any material Tax election or accounting method with respect to any Company Group Member for any Pre-Closing Tax Period; (d) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency of any Company Group Member related to any Pre-Closing Tax Period; or (e) initiate any voluntary disclosure (whether through a voluntary disclosure program or otherwise) with any Governmental Authority in respect of Taxes or Tax Returns of any Company Group Member with respect to any Pre-Closing Tax Period; provided, that clauses (a) through (e) of this Section 10.7 shall apply only to the extent the applicable action would reasonably be expected to increase the amounts payable to Parent (or reduce the amounts payable by Parent) pursuant to Section 10.6, or to increase the Taxes economically borne by, or otherwise result in a payment obligation of, the Company Stockholders or their respective Affiliates (including through an adjustment to the Effective Date Accounts pursuant to Section 3.3 or Leakage pursuant to Section 3.4). Notwithstanding anything to the contrary in this Section 10.7, Parent shall be permitted to do the following, on the Closing Date immediately after the Closing (the “Parent Closing Date Reorganization”): (i) cause Birch Financeco, LLC to elect to be classified as an association taxable as a corporation, effective as of the Closing Date, for U.S. federal (and applicable state and local) income tax purposes, and (ii) take certain actions to cause Birch Permian and Birch Minerals to be classified as entities disregarded as separate from Birch Financeco, LLC, effective as of the end of the Closing Date, in each case, for U.S. federal (and applicable state and local) income tax purposes; provided, however, if the Parent Closing Date Reorganization could reasonably be expected to increase the amounts payable to Parent (or
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reduce the amounts payable by Parent) pursuant to Section 10.6, or to increase the Taxes economically borne by, or otherwise result in a payment obligation of, the Company Stockholders or their respective Affiliates (including through an adjustment to the Effective Date Accounts pursuant to Section 3.3 or Leakage pursuant to Section 3.4), then no such Parent Closing Date Reorganization shall be effected without Stockholder Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
10.8Tax Sharing Agreement; Consolidated Group Liability. Effective as of the Closing, all Tax sharing, Tax allocation, Tax indemnification or similar agreements or arrangements (but excluding this Agreement, the A&R TSA and any customary commercial agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes) between any Company Group Member, on the one hand, and any Company Stockholder or any of its Affiliates (other than a Company Group Member), on the other hand, shall terminate as to each Company Group Member, and no Company Group Member shall have any further rights, obligations or liabilities thereunder. Upon the effectiveness of the A&R TSA at the Closing, the TSA shall be superseded in its entirety by the A&R TSA, and from and after the Closing no Company Group Member shall have any liability or obligation under the TSA. For the avoidance of doubt, the A&R TSA shall provide the Company Group Members with rights to receive certain reimbursement or payments, but shall not subject any Company Group Member to any liability or obligation.
Article 11
TITLE & ENVIRONMENTAL MATTERS
11.1General. For the avoidance of doubt, any adjustment to the Merger Consideration pursuant to this Article 11 (including adjustments for Title Defects, Title Benefits and Environmental Defects) shall be separate from and in addition to the Closing Adjustment for Leakage under Section 3.3 and shall not be treated as Leakage.
11.2Notice of Title Defects; Title Defect Adjustments.
(a)Title Defect Notices. On or before the Defect Claim Date, Parent has the right but not the obligation to deliver claim notices to the Company meeting the requirements of this Section 11.2(a) (collectively, the “Title Defect Notices,” and each individually, a “Title Defect Notice”) setting forth any matters that, in Parent’s reasonable opinion, constitute Title Defects and that Parent intends to assert as a Title Defect pursuant to this Section 11.2. To be effective, each Title Defect Notice shall be in writing and shall include: (i) a description of the alleged Title Defect, (ii) identification of the Well, DSU or Midstream Asset (and if a Well or DSU, the applicable Target Formation) affected by the Title Defect (such Well, DSU or Midstream Asset, a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents reasonably necessary for the Company to identify the existence of the alleged Title Defect and (v) the amount by which Parent reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect and the computations (with reasonable supporting detail) upon which Parent’s belief is based. To give the Company an opportunity to commence reviewing and curing Title Defects, Parent agrees to use commercially reasonable efforts to give the Company bi-weekly written notice prior to the Defect Claim Date of all Title Defects discovered by Parent during the preceding two (2) week period, which notice may be preliminary in nature and supplemented on or prior to the Defect Claim Date; provided that failure of Parent to provide such preliminary notice of any Title Defect shall not constitute a waiver of, or otherwise prejudice in any respect, Parent’s right to assert any Title Defect on or before the Defect Claim Date in accordance with this Section 11.2(a). Parent shall also promptly furnish the Company with written notice of any Title Benefit which is discovered by Parent or its Representatives during Parent’s due diligence with respect to the Assets prior to the Defect Claim Date. Subject to Section 5.13(e) and Parent’s rights under the R&W Insurance Policy, Parent shall be deemed to have waived, and neither the Company nor the MIP Sellers shall have any liability for, any Title Defect that Parent fails to assert as a Title Defect by a Title Defect Notice received by the Company on or before the Defect Claim Date.
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(b)Title Benefit Notices. The Company shall have the right, but not the obligation, to deliver to Parent on or before the Defect Claim Date a notice meeting the requirements of this Section 11.2(b) (collectively, the “Title Benefit Notices”, and each individually, a “Title Benefit Notice”) setting forth any additional matters that, in the Company’s reasonable opinion, constitute Title Benefits and that the Company intends to assert as a Title Benefit pursuant to this Article 11. To be effective, each Title Benefit Notice shall be in writing and shall include: (i) a description of the alleged Title Benefit, (ii) the Well or DSU and the applicable Target Formation affected by the Title Benefit (each, as applicable, a “Title Benefit Property”), (iii) the Allocated Value of the Title Benefit Property, (iv) supporting documents reasonably necessary for Parent to identify the existence of the alleged Title Benefit, and (v) the amount by which the Company reasonably believes the Allocated Value of each Title Benefit Property should be increased by the alleged Title Benefit and the computations (with reasonable supporting detail) upon which the Company’s belief is based. The Company and the MIP Sellers shall be deemed to have waived, and Parent shall not have any liability for, any Title Benefit that the Company fails to assert as a Title Benefit by a Title Benefit Notice received by Parent on or before the Defect Claim Date.
(c)Company’s Right to Cure. Notwithstanding anything to the contrary herein, the Company shall have the right, but not the obligation, to attempt, at its sole cost, to cure at any time prior to the Closing any Title Defects of which it has timely received a Title Defect Notice from Parent. If the Company cures a Title Defect before Closing, no adjustment to the Merger Consideration or the MIP Transaction Consideration shall be made for such Title Defect.
(d)Remedies for Title Defects. Subject to (w) the Company’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto, (x) the Individual Title Defect Threshold, (y) the Aggregate Deductible and the related provisions of Section 11.2(h) and (z) the Company’s ongoing right to cure any Title Defect under Section 11.2(c), if any Title Defect timely asserted by Parent in accordance with Section 11.2(a) is not waived in writing by Parent or cured by Closing, then in connection with the Closing (unless, as of the Closing, the Parties are in disagreement with respect to the existence or extent of cure of such Title Defect or any associated Title Defect Amount, in each of which case the applicable Title Dispute shall, unless otherwise agreed by the Parties in writing, be addressed pursuant to Section 11.2(i)), the Merger Consideration and the MIP Transaction Consideration shall be reduced to the extent provided in Section 11.2(h).
(e)Remedies for Title Benefits. If any Title Benefits are reported by Parent under Section 11.2(a) or identified by the Company in accordance with Section 11.2(b), then in connection with the Closing (unless, as of the Closing, with respect to each Title Benefit Property, the Parties are in disagreement with respect to the existence of such Title Benefit or any associated Title Benefit Amount, in each of which case the applicable Title Dispute shall, unless otherwise agreed by the Parties in writing, be addressed pursuant to Section 11.2(i)), any reductions to the Merger Consideration and MIP Transaction Consideration in respect of Title Defects and Environmental Defects shall be reduced (but never to an amount less than Zero Dollars ($0)) to the extent provided in Section 11.2(h). There shall be no net upward adjustment to the Merger Consideration or the MIP Transaction Consideration on account of Title Benefits (even if the Title Benefit Amounts with respect to all agreed or finally determined Title Benefits exceed the aggregate amount of all Title Defect Amounts and Remediation Amounts hereunder).
(f)Title Defect Amount. The “Title Defect Amount” resulting from a Title Defect shall be the amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following terms and conditions:
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(i)if the Company and Parent agree on the Title Defect Amount in writing, then that amount shall be the Title Defect Amount;
(ii)if the Title Defect is an obligation, Encumbrance or burden that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to fully and finally discharge the Title Defect from the Title Defect Property;
(iii)if the Title Defect represents a decrease in the Net Revenue Interest for such Title Defect Property such that the actual Net Revenue Interest for such Title Defect Property for the applicable Target Formation is less than the Net Revenue Interest set forth in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2 for such Title Defect Property for such Target Formation, and the Working Interest for such Title Defect Property for such Target Formation is reduced proportionately, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property, multiplied by a fraction, the numerator of which is the amount of such Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest set forth for such Title Defect Property for such Target Formation in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, provided that if the Title Defect does not affect the Title Defect Property throughout the entire life of such Title Defect Property, then the Title Defect Amount determined under this Section 11.2(f)(iii) shall be reduced to take into account the applicable time period only;
(iv)if the Title Defect represents an obligation or Encumbrance upon or other defect in title affecting the Title Defect Property of a type not described above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the reasonably anticipated cost to cure the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property and such other reasonable factors as are necessary to make a proper evaluation; and
(v)notwithstanding anything to the contrary in this Article 11, except with respect to any Title Defect for which the Title Defect Amount is determined under Section 11.2(f)(ii) (but only in the case where the Company is liable for the obligations underlying such Title Defect and such obligations exceed the Allocated Value of the applicable Asset), (A) the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of such Title Defect Property and (B) (i) if multiple Title Defects affect the same Title Defect Property, the Title Defect Amounts for each such Title Defect Property shall be aggregated for purposes of determining whether the Individual Title Defect Threshold has been exceeded (provided, that with respect to any Title Defect Property that is a DSU, Title Defects shall be aggregated for purposes of determining whether the Individual Title Defect Threshold has been exceeded only on a Lease-by-Lease basis (that is, if a DSU includes two Leases, Title Defects affecting one such Lease may be so aggregated with one another, but shall not be so aggregated with Title Defects affecting the other such Lease)) and (ii) if multiple Title Defect Properties are affected by the same Title Defect, the Title Defect Amounts for such Title Defect Property shall be aggregated for purposes of determining whether the Individual Title Defect Threshold has been exceeded.
(g)Title Benefit Amount. The “Title Benefit Amount” resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions:
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(i)if Parent and the Company agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount;
(ii)if the Title Benefit represents an increase in the Net Revenue Interest for such Title Benefit Property such that the actual Net Revenue Interest for such Title Benefit Property for the applicable Target Formation is greater than the Net Revenue Interest stated in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2 for such Title Benefit Property for such Target Formation, and the Working Interest for such Title Benefit Property for such Target Formation is increased proportionately, then the Title Benefit Amount shall be the product of the Allocated Value of such Title Benefit Property, multiplied by a fraction, the numerator of which is the value of such Net Revenue Interest increase and the denominator of which is the Net Revenue Interest set forth for such Title Benefit Property for such Target Formation in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, provided that if the increased Net Revenue Interest does not affect the Title Benefit Property throughout the entire life of such Title Benefit Property, then the Title Benefit Amount determined under this Section 11.2(g)(ii) shall be reduced to take into account the applicable time period only; and
(iii)if the Title Benefit is of a type not described above, then the Title Benefit Amounts shall be determined by taking into account the Allocated Value of the Title Benefit Property, the portion of such Title Benefit Property affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such Title Benefit Property and such other reasonable factors as are necessary to make a proper evaluation.
(h)Title Defect Threshold; Aggregate Deductible; Remedies for Defects.
(i)Notwithstanding anything herein or in any other Transaction Document to the contrary, in no event shall there be any adjustments to the Merger Consideration or the MIP Transaction Consideration, or any other remedy provided by the Company hereunder or under any other Transaction Document, for any individual Title Defect for which the Title Defect Amount applicable thereto does not exceed the lesser of $150,000 and 15.0% of the Allocated Value of the applicable Title Defect Property (the “Individual Title Defect Threshold”).
(ii)The sum of (1) the Title Defect Amount of all Title Defects properly asserted by Parent in accordance with this Agreement that exceed the Individual Title Defect Threshold, in the aggregate (excluding any Title Defect Amounts attributable to Title Defects actually cured by the Company and any Title Defect Amounts that are placed into the Defect Escrow Account under this Agreement and the MIP Purchase Agreement), plus (2) the Remediation Amounts of all Environmental Defects properly asserted by Parent in accordance with this Agreement that exceed the Individual Environmental Defect Threshold, in the aggregate (excluding any Remediation Amounts attributable to Environmental Defects actually cured or Remediated by the Company and any Remediation Amounts that are placed into the Defect Escrow Account under this Agreement and the MIP Purchase Agreement), less (3) the Title Benefit Amounts of all Title Benefits, in the aggregate, is the “Company Aggregate Defect Amount”. Notwithstanding anything to the contrary and for the purposes of clarity, any portion of the Title Defect Amount and/or the Remediation Amounts of all Environmental Defects attributable to Birch Permian or its direct or indirect Subsidiaries shall be included in the calculation of the Company Aggregate Defect Amount for purposes of this Agreement to the extent of the Company’s proportionate interest therein (i.e., 80%), and 100% of any Title Defect Amount and/or the Remediation Amounts of all Environmental Defects
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attributable to the Company or any other wholly owned Company Group Member shall be included in the Company Aggregate Defect Amount.
(iii)The sum of (1) the Birch II Title Defect Amounts of all Birch II Title Defects properly asserted by Parent in accordance with the Birch II Purchase Agreement that exceed the Individual Title Defect Threshold, in the aggregate (excluding any Birch II Title Defect Amounts attributable to Birch II Title Defects actually cured by Birch II and any Birch II Title Defect Amounts placed into the defect escrow account under the Birch II Purchase Agreement), plus (2) the Birch II Remediation Amounts of all Birch II Environmental Defects properly asserted by Parent in accordance with the Birch II Purchase Agreement that exceed the Individual Environmental Defect Threshold, in the aggregate (excluding any Birch II Environmental Defect Amounts attributable to Birch II Environmental Defects actually cured by Birch II and any Birch II Environmental Defect Amounts placed into the Defect Escrow Account under the Birch II Purchase Agreement), less (3) the Birch II Title Benefit Amounts of all Birch II Title Benefits, in the aggregate, is the “Birch II Aggregate Defect Amount”.
(iv)The Company Aggregate Defect Amount plus the Birch II Aggregate Defect Amount is the “Aggregate Defect Amount”.
(v)Notwithstanding anything herein or in any other Transaction Document to the contrary, in no event shall there be any adjustment to the Merger Consideration or the MIP Transaction Consideration, or any other remedy provided by the Company or the MIP Sellers hereunder or under any other Transaction Document, for any Title Defect or Environmental Defect unless the Aggregate Defect Amount exceeds the Aggregate Deductible, in which case:
(A)the Merger Consideration shall be reduced by an amount equal to the product of (x) the lesser of (1) the amount by which the Aggregate Defect Amount exceeds the Aggregate Deductible and (2) the amount by which the Company Aggregate Defect Amount exceeds the Company-Specific Deductible multiplied by (y) the Company Property Percentage; and
(B)the MIP Transaction Consideration shall be reduced by an amount equal to the product of (x) the lesser of (1) the amount by which the Aggregate Defect Amount exceeds the Aggregate Deductible and (2) the amount by which the Company Aggregate Defect Amount exceeds the Company-Specific Deductible multiplied by (y) the MIP Property Percentage.
A hypothetical example of the application of the foregoing deductibles is set forth on Exhibit E.
(i)Title Dispute Resolution. The Company and Parent shall attempt in good faith to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts (any dispute with respect to the foregoing matters, including any cure of any Title Defect, collectively “Title Disputes”) prior to the Closing. If the Parties are unable to agree to any Title Dispute prior to Closing, subject to the other terms of this Agreement, then the Parties shall proceed with the Closing and (x) at Closing, Parent shall deposit into the Defect Escrow Account cash equal to (A) 100% of the aggregate disputed Title Defect Amount attributable to the Company or any other wholly owned Company Group Member and (B) 80% of the aggregate disputed Title Defect Amount attributable to Birch Permian or its direct or indirect Subsidiaries (such amounts described in (A) and (B), to the extent applicable after taking into account any Environmental Disputes and the Aggregate Deductible, the “Title Dispute Amount”), to be held in the Defect Escrow Account pursuant to the terms hereof and the terms of
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the Escrow Agreement and the Merger Consideration shall be reduced by such Title Dispute Amount and (y) following Closing, all such Title Disputes shall be exclusively and finally resolved by arbitration pursuant to this Section 11.2(i). Any Title Disputes shall be submitted to an arbitrator who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles including properties in the regional area in which the Assets are located (the “Title Arbitrator”). If the Stockholder Representative and Parent are unable to agree on the selection of the Title Arbitrator within ten (10) Business Days after agreeing to submit a Title Dispute to the Title Arbitrator for determination or, in the case where such agreement has not been reached within ten (10) Business Days after Closing, the AAA shall make the necessary appointment (which Title Arbitrator shall not have worked as an employee, outside counsel or as a consultant for Parent or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute). The place of arbitration shall be Houston, Texas, and the arbitration shall be conducted in accordance with the AAA Rules, to the extent such rules do not conflict with the terms of this Section 11.2(i). Within ten (10) days after the Title Arbitrator is appointed and is under engagement, Parent and the Stockholder Representative shall submit written summaries of their positions regarding each Title Dispute. Once appointed, the Title Arbitrator shall have no ex parte communications with any party to the arbitration (or their Affiliates) concerning any Title Disputes. Parent and the Stockholder Representative shall instruct the Title Arbitrator to make a determination, choosing either the Stockholder Representative’s position or Parent’s position with respect to each Title Dispute, whichever the Title Arbitrator determines complies more closely to the terms of this Agreement, within twenty (20) Business Days after the submission of such parties’ summaries of the Title Disputes to the Title Arbitrator, and such determination shall be final and binding upon all such parties, without right of appeal. The costs of the Title Arbitrator shall be borne by Parent, on the one hand, and the Company, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each Party bears to the aggregate amount actually contested by such Party. In making its determination, the Title Arbitrator shall be bound by the terms of Section 11.2 and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination. The Title Arbitrator shall act for the limited purpose of determining the specific Title Disputes submitted to the Title Arbitrator and may not award damages, interest or penalties to any Person with respect to any Title Dispute. The Stockholder Representative and Parent shall each bear their own legal fees and other costs of presenting their case to the Title Arbitrator. Following determination of all post-Closing Title Disputes by the Title Arbitrator(s) and all post-Closing Environmental Disputes by the Environmental Arbitrator(s) (including determination of all post-Closing disputes relating to the Birch II Purchase Agreement), to the extent that determinations of the Title Arbitrator(s) with respect to such Title Disputes are to be taken into account as an adjustment to the Merger Consideration (after taking into account any Environmental Disputes, the Aggregate Deductible and the Company-Specific Deductible), but such determinations were not taken into account pursuant to Section 3.3, then, subject to Section 11.2(h), Parent and the Stockholder Representative shall execute and deliver a joint instruction to the Escrow Agent to release the cash held in respect of such Title Disputes in the Defect Escrow Account to the applicable Person(s) in accordance with such determinations and in accordance with the terms and conditions of the Escrow Agreement. Subject to satisfaction or waiver of the conditions to Closing in Section 8.1 and Section 8.2, nothing herein shall operate to cause Closing to be delayed on account of any arbitration conducted pursuant to this Section 11.2(i) with respect to any Title Defect properly asserted by Parent or any Title Benefit properly asserted by the Company prior to Closing.
(j)Exclusive Remedy. The provisions set forth in Section 11.2 shall be the exclusive right and remedy of Parent with respect to the Company’s failure to have Defensible Title with respect to any Asset or any other title matter.
11.3Notice of Environmental Defects.
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(a)Assertions of Environmental Defects. On or before the Defect Claim Date, Parent has the right but not the obligation to deliver claim notices to the Company meeting the requirements of this Section 11.3(a) (collectively, the “Environmental Defect Notices,” and each individually, an “Environmental Defect Notice”) setting forth any matters that, in Parent’s reasonable opinion, constitute Environmental Defects and that Parent intends to assert as Environmental Defects pursuant to this Section 11.3. To be effective, each Environmental Defect Notice shall be in writing, and shall include (A) a reasonably detailed description of the alleged Environmental Defect (including the applicable Environmental Law(s) or Permits violated or implicated thereby), (B) identification of the Asset affected by the alleged Environmental Defect (each such Asset, as applicable, an “Environmental Defect Property”), (C) the Allocated Value of each Environmental Defect Property, if any, (D) all documents upon which Parent relies for its assertion of an Environmental Defect, including, at minimum, supporting documents reasonably necessary for the Company to identify the existence of the alleged Environmental Defect, and (E) a calculation (with reasonable supporting detail) of the Remediation Amount that Parent reasonably asserts is attributable to the alleged Environmental Defect. To give the Company an opportunity to commence reviewing and Remediating or curing Environmental Defects, Parent agrees to use its commercially reasonable efforts to give the Company bi-weekly written notice prior to the Defect Claim Date of all Environmental Defects discovered by Parent during the preceding two (2) week period, which notice may be preliminary in nature and supplemented on or prior to the Defect Claim Date; provided that the failure of Parent to provide such preliminary notice of any Environmental Defect shall not be deemed to constitute a waiver of, or otherwise prejudice in any respect, Parent’s right to assert an Environmental Defect on or before the Defect Claim Date in accordance with this Section 11.3(a). Parent’s calculation of the Remediation Amount included in the Environmental Defect Notice must describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Defect and identify all material assumptions used by Parent in calculating the Remediation Amount, including, if applicable, the standards that Parent asserts must be met to comply with Environmental Laws and citations to the specific Environmental Laws. Parent shall be deemed to have waived, and neither the Company nor any MIP Seller shall have any liability for, any Environmental Defect that Parent fails to assert as an Environmental Defect by an Environmental Defect Notice received by the Company on or before the Defect Claim Date.
(b)Company’s Right to Remediate. Notwithstanding anything to the contrary herein, the Company shall have the right, but not the obligation, to attempt, at its sole cost, to Remediate, at any time prior to the Closing, any Environmental Defect of which it has timely received an Environmental Defect Notice from Parent. If the Company completes Remediation in accordance with the requirements under applicable Environmental Law with respect to an Environmental Defect before Closing, no adjustment to the Merger Consideration or the MIP Transaction Consideration shall be made for such Environmental Defect.
(c)Remedies for Environmental Defects. Subject to (w) the Company’s continuing right to dispute the existence of an Environmental Defect and/or the Remediation Amount asserted with respect thereto, (x) the Individual Environmental Defect Threshold, (y) the Aggregate Deductible and the related provisions of Section 11.2(h), and (z) the Company’s ongoing right to Remediate any Environmental Defect under Section 11.3(b), if any Environmental Defect timely asserted by Parent in accordance with Section 11.3(a) is not waived in writing by Parent or fully Remediated by the Closing Date, then in connection with the Closing (unless, as of the Closing, the Parties are in disagreement with respect to the existence or extent of such Environmental Defect or any associated Remediation or Remediation Amount, in each of which case the applicable Environmental Dispute shall, unless otherwise agreed by the Parties in writing, be addressed pursuant to Section 11.3(e)), the Merger Consideration and the MIP Transaction Consideration shall be reduced to the extent provided in Section 11.2(h).
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(d)Environmental Defect Threshold. Notwithstanding anything herein or in any other Transaction Document to the contrary, in no event shall there be any adjustments to the Merger Consideration or the MIP Transaction Consideration, or any other remedy provided by the Company or the MIP Sellers hereunder or under any other Transaction Document, for any individual Environmental Defect for which the Remediation Amount applicable thereto does not exceed the lesser of $150,000 and 15.0% of the Allocated Value of the Environmental Defect Property (the “Individual Environmental Defect Threshold”); provided, that (A) if an Environmental Defect that is not based on a physical condition and represents regulatory non-compliance with Environmental Law (such as missing or incorrect Permits or the failure to prepare and submit required plans, reports or other regulatory filings) that is present at multiple Assets, then the Remediation Amounts for such Environmental Defects may be aggregated for purposes of meeting the Individual Environmental Defect Threshold and (B) for clarity, if an Environmental Defect arising from a single physical event or condition at a singular Asset spreads and impacts multiple adjacent Assets, then the Remediation Amount for such Environmental Defect will take into account all such affected Assets.
(e)Environmental Dispute Resolution. The Company and Parent shall attempt in good faith to agree on all Environmental Defects, Remediation Amounts or the completion of Remediation with respect to any Environmental Defect Property (any dispute with respect to the foregoing matters, collectively “Environmental Disputes”) prior to the Closing. If the Parties are unable to agree on any Environmental Dispute prior to Closing, then, subject to the other terms of this Agreement, the Parties shall proceed with the Closing and (x) at Closing, Parent shall be required to deposit into the Defect Escrow Account cash equal to the sum of (A) 100% of the aggregate disputed Remediation Amount for all Environmental Disputes attributable to the Company or any other wholly owned Company Group Member and (B) 80% of the aggregate disputed Remediation Amount for all Environmental Disputes attributable to Birch Permian or its direct or indirect Subsidiaries (such amounts described in (A) and (B), to the extent applicable after taking into account any Title Disputes and the Aggregate Deductible, the “Environmental Dispute Amount” and, together with the Title Dispute Amount, the “Defect Escrow Amount”), to be held pursuant to the terms hereof and the terms of the Escrow Agreement and the Merger Consideration shall be reduced by such Environmental Dispute Amount and (y) following Closing, all Environmental Disputes shall be exclusively and finally resolved by arbitration pursuant to this Section 11.3(e). Notwithstanding anything to the contrary and for the avoidance of doubt, if the total of the Aggregate Defect Amount plus the Defect Escrow Amount plus the “Defect Escrow Amount” under the MIP Purchase Agreement plus the “Defect Escrow Amount” under the Birch II Purchase Agreement would be less than the Aggregate Deductible, then no amounts shall be placed into the Defect Escrow Account and the Parties shall not dispute any such Defect. Any Environmental Disputes shall be submitted to an arbitrator, who shall be an environmental consultant with at least ten (10) years’ experience in environmental matters involving oil and gas properties including properties in the regional area in which the Assets are located (the “Environmental Arbitrator”). If Parent and the Stockholder Representative are unable to agree on the selection of the Environmental Arbitrator within ten (10) Business Days after Closing, the AAA shall make the necessary appointment (which Environmental Arbitrator shall not have worked as an employee, outside counsel or as a consultant for Parent or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute). The place of arbitration shall be Houston, Texas, and the arbitration shall be conducted in accordance with the AAA Rules, to the extent such rules do not conflict with the terms of this Section 11.3(e). Parent and the Stockholder Representative, within ten (10) days after the Environmental Arbitrator is appointed and is under engagement, shall submit written summaries of their positions regarding each Environmental Dispute. Once appointed, the Environmental Arbitrator shall have no ex parte communications with any party to such arbitration (or their Affiliates) concerning any Environmental Disputes. Parent and the Stockholder Representative shall instruct the Environmental Arbitrator to make a determination, choosing either the Stockholder Representative’s position or Parent’s position (and making no
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other determination) with respect to each Environmental Dispute, whichever the Environmental Arbitrator determines complies more closely to the terms of this Agreement, within twenty (20) Business Days after the submission of the summaries of the Environmental Disputes to the Environmental Arbitrator, and such determination shall be final and binding upon all parties, without right of appeal. The costs of the Environmental Arbitrator shall be borne by Parent, on the one hand, and the Company, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each Party bears to the aggregate amount actually contested by such Party. In making its determination, the Environmental Arbitrator shall be bound by the terms of this Section 11.3 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary to make a proper determination. The Environmental Arbitrator shall act for the limited purpose of determining the specific Environmental Disputes submitted to the Environmental Arbitrator and may not award damages, interest or penalties to any Person with respect to any Environmental Dispute. The Stockholder Representative and Parent shall each bear their own legal fees and other costs of presenting their case to the Environmental Arbitrator. Following determination of all post-Closing Title Disputes by the Title Arbitrator(s) and all post-Closing Environmental Disputes by the Environmental Arbitrator(s) (including determination of all post-Closing disputes relating to the Birch II Purchase Agreement), to the extent that determinations of the Environmental Arbitrator(s) with respect to such Environmental Disputes are to be taken into account as an adjustment to the Merger Consideration (after taking into account any Title Disputes, the Aggregate Deductible and the Company-Specific Deductible), but such determinations were not taken into account pursuant to Section 3.3, then, subject to Section 11.2(h), Parent and the Stockholder Representative shall execute and deliver a joint instruction to the Escrow Agent to release the cash held in respect of such Environmental Disputes in the Defect Escrow Account to the applicable Person(s) in accordance with such determinations and in accordance with the terms and conditions of the Escrow Agreement. Subject to satisfaction or waiver of the conditions to Closing in Section 8.1 and Section 8.2, nothing herein shall operate to cause Closing to be delayed on account of any arbitration conducted pursuant to this Section 11.3(e) with respect to any Environmental Defect properly asserted by Parent prior to Closing.
(f)Exclusive Remedy. The provisions set forth in Section 11.2 and this Section 11.3 shall be the exclusive right and remedy of Parent with respect to any Environmental Defect with respect to any Asset or any other environmental matter.
11.4Casualty or Condemnation Loss. The Company shall provide Parent prompt written notice if a Casualty or Condemnation Loss occurs prior to the Closing Date, which notice shall contain a description of such Casualty or Condemnation Loss, the Company’s good faith estimate of the Damages associated with such Casualty or Condemnation Loss, the insurance policies (and associated coverage amounts and applicable deductibles), condemnation awards and claims available against Third Parties, in each case, in connection with such Casualty or Condemnation Loss, and the actions the Company anticipates to take or that the Company Group will take to mitigate the effects of such Casualty or Condemnation Loss.
11.5Defect Escrow Deposit. At Closing, Parent shall deposit, or cause to be deposited, with the Escrow Agent, in trust, cash in an amount equal to the Defect Escrow Amount into a segregated escrow account (the “Defect Escrow Account”) to be held and disbursed in accordance with the Escrow Agreement. The Defect Escrow Amount shall be funded from, and shall reduce dollar-for-dollar, the Merger Consideration otherwise payable at Closing.
Article 12
STOCKHOLDER REPRESENTATIVE
12.1Designation. The Stockholder Representative named herein is hereby designated to act as the representative of the Company Stockholders under this Agreement. Stockholder Representative shall act as the Company Stockholders’ agent, representative and attorney-in-fact
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to execute any and all documents on behalf of the Company Stockholders, and to take any other actions on behalf of the Company Stockholders which may be required, appropriate, helpful or allowed pursuant to this Agreement and any Transaction Document in order to consummate the Transactions and perform their obligations hereunder before, at or following the Time of Merger’s Effectiveness.
12.2Authority. Without limiting the generality of the foregoing, Stockholder Representative shall have the full and exclusive authority to (a) agree with Parent with respect to any matter deemed necessary by Stockholder Representative in connection with this Agreement or any Transaction Document calling for the agreement of the Company Stockholders, give and receive notices on behalf of the Company Stockholders, and act on behalf of the Company Stockholders in connection with any matter as to which the Company Stockholders are or may be obligated under this Agreement or any Transaction Documents, all in the absolute discretion of Stockholder Representative; (b) execute and deliver all Transaction Documents; (c) receive funds and give receipt for funds, including in respect of the Per Share Merger Consideration and any adjustment thereto, and to disburse to the Company Stockholders their respective share of the Per Share Merger Consideration and any adjustment thereto; (d) authorize disbursement to Parent of all or a portion of any of the Leakage Escrow Funds, the Defect Escrow Funds, or the funds associated with the Disputed Effective Date Escrow Account and take any other actions in connection with or pursuant to the Escrow Agreement; (e) authorize disbursement to the Company Stockholders of all or a portion of the Leakage Escrow Funds, the Defect Escrow Funds, the funds associated with the Disputed Effective Date Escrow Account, and the Expense Fund; (f) take any actions necessary or desirable in connection with the Leakage Escrow Account under Section 3.4 and the exclusive recourse provisions of Section 3.5, including to withhold funds (in addition to funds held in the Expense Fund) for satisfaction of expenses or other liabilities or obligations or to withhold funds for potential claims made hereunder; and (g) engage counsel, accountants and other advisors and incur expenses on behalf of the Company Stockholders.
12.3Binding Decisions; Rights. Subject to this Section 12.3, decisions by Stockholder Representative within the scope of the authority granted pursuant to this Section 12.3 shall be binding upon all Company Stockholders, and no Company Stockholder shall have the right to contest the same. A decision, act, consent or instruction of Stockholder Representative shall constitute a decision of all Company Stockholders and shall be final, binding and conclusive upon the Company Stockholders and the Parent Indemnified Parties may rely upon any such decision, act, consent or instruction of Stockholder Representative as being the decision, act, consent or instruction of each and every Company Stockholder. The Company Stockholders shall cooperate with Stockholder Representative and any accountants, attorneys or other agents whom Stockholder Representative may retain to assist in carrying out its duties hereunder. Stockholder Representative may communicate with the Company Stockholders or any other Person concerning its responsibilities hereunder, but Stockholder Representative is not required to do so. Stockholder Representative has a duty to serve in good faith the interests of the Company Stockholders and to perform its designated role under this Agreement, but Stockholder Representative shall have no financial liability whatsoever to any Person relating to its service hereunder (including any action taken or omitted to be taken), except that Stockholder Representative shall be liable for harm which it causes by an act of bad faith or willful misconduct or a violation of its obligations under this Agreement. The Company Stockholders shall reimburse Stockholder Representative for all costs and expenses (including reasonable attorneys’ or other professional fees and expenses) incurred and shall indemnify and hold harmless Stockholder Representative against any losses, costs and expenses (including reasonable attorneys’ or other professional fees and expenses) or other liability arising out of its service as Stockholder Representative under this Agreement, other than for harm caused by an act of bad faith or willful misconduct. If not paid directly to Stockholder Representative by the Company Stockholders, any such losses, costs and expenses (including reasonable attorneys’ or other professional fees and expenses) or other liability may be recovered by Stockholder Representative from the funds in the Expense Fund. The indemnity and reimbursement
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obligations of the Company Stockholders set forth in this Section 12.3 shall be on a several basis and shall be recoverable from the Company Stockholders, pro rata in accordance with their Proceeds Percentage.
12.4Resignation. Stockholder Representative may resign at any time by notifying in writing Parent and the Company Stockholders, but such resignation shall only be effective upon the election of a successor Stockholder Representative. If Stockholder Representative resigns or otherwise ceases to serve as Stockholder Representative, a successor Stockholder Representative shall be appointed with the consent of the Company Stockholders which held a majority of the voting shares of Company Common Stock immediately prior to the Effective Date. Notice of the appointment of a successor Stockholder Representative shall be given promptly to Parent. Such successor Stockholder Representative shall exercise the rights and powers of and be entitled to the indemnity, reimbursement and other benefits of the original Stockholder Representative.
12.5Expense Fund. At Closing, Parent shall deduct from the Merger Consideration otherwise payable to the Company Stockholders an amount equal to $6,200,000 (the “Expense Fund Amount”) and shall deposit such amount into an account designated in writing by Stockholder Representative (the “Expense Fund”). The Expense Fund shall be used by Stockholder Representative solely to pay expenses incurred in its capacity as Stockholder Representative, including fees of counsel, accountants and other advisors or as otherwise contemplated under the Seller Agreement. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Company Stockholders at the time of Closing. Once Stockholder Representative determines, in its sole discretion, that Stockholder Representative will not likely incur any additional expenses in its capacity as Stockholder Representative, then Stockholder Representative will appropriately disburse the remaining unused Expense Fund, if any, to the Exchange Agent (for further disbursement to the Company Stockholders pro rata in accordance with their Proceeds Percentage).
Article 13
MISCELLANEOUS
13.1Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Either Party’s delivery of an executed counterpart signature page by email is as effective as executing and delivering this Agreement in the presence of the other Party. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.
13.2Survival; Sources of Recovery.
(a)Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such Party prior to the Closing) of the Parties set forth in this Agreement or any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing. Each covenant and agreement requiring performance at or after the Closing, will, in each case, expressly survive Closing in accordance with its terms, and nothing in this Section 13.2 will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement. Following the Closing, the remedies set forth in this Agreement and the other Transaction Documents shall be the sole and exclusive remedies for Parent and its Affiliates for any Damages or other claims relating to or arising out of this Agreement or the Transaction Documents.
(b)The Parent Parties acknowledge and agree that no Company Stockholder shall have any liability whatsoever for any breach of any representation or warranty of the Company set forth in Article 5 or in the certificate required to be delivered pursuant to Section 8.2(d).
(c)For the avoidance of doubt, (i) the Leakage Escrow Account shall be available solely to satisfy Leakage claims finally resolved in accordance with Section 3.4 and shall not be a source of recovery for any breach of any representation, warranty, covenant or
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agreement, (ii) the Defect Escrow Account shall be available solely to satisfy Title Defect and Environmental Defect claims finally resolved in accordance with Article 11 and shall not be a source of recovery for any breach of any representation, warranty, covenant or agreement (other than the Title Defect, Title Benefit and Environmental Defect remedies expressly set forth in Article 11), and (iii) Parent, on behalf of itself and its Affiliates, agrees that it will not assert or pursue any claim or legal theory, whether sounding in contract, tort or otherwise, that is inconsistent with the foregoing limitations.
13.3Notice. All notices and other communications that are required or may be given pursuant to this Agreement must be given in writing, in English, and shall be deemed to have been given (a) when delivered personally, by courier, to the addressee, (b) when received by the addressee if sent by registered or certified mail, postage prepaid, or (c) on the date sent by email (provided that no failure message is generated) if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient. Such notices and other communications must be sent to the following addresses or email addresses:
If to the Parent or Merger Sub:
Diversified Energy Company
414 Summers Street
Charleston, WV 25301
Attn:    Benjamin Sullivan
Senior Executive Vice President, Chief Legal and Risk Officer, and Corporate Secretary
Email:     bsullivan@dgoc.com
With a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002
Attn:    Rahul Vashi; Tull Florey; Mike Sellner
Email:    RVashi@gibsondunn.com; TFlorey@gibsondunn.com; MSellner@gibsondunn.com
If to the Company:
Birch Permian Holdings, Inc.
909 Fannin Street, 14th Floor
Houston, TX 77010
Attn:    Julien Smythe
Email:    julien.smythe@birchresources.com
With copies (which shall not constitute notice) to:
Elliott Investment Management L.P.
360 S. Rosemary Ave, 18th Floor
West Palm Beach, FL 33401
Attn:    Ross Green
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Email:    rgreen@elliottmgmt.com

and

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, TX 77002
Attn:    John Goodgame
    Andrew B. Lehman
Email:    jgoodgame@akingump.com
    alehman@akingump.com
If to the Stockholder Representative:
909 Fannin Street, 14th Floor
Houston, TX 77010
Attn:    Julien Smythe
Email:    julien.smythe@birchresources.com
With a copy (which shall not constitute notice) to:
Elliott Investment Management L.P.
360 S. Rosemary Ave, 18th Floor
West Palm Beach, FL 33401
Attn:    Ross Green
Email:    rgreen@elliottmgmt.com

If to Wolfberry:
Wolfberry Investments Inc.
600 Steamboat Road, 3rd Floor
Greenwich, CT 06830
Attn: Srikrishnan Rajan
Email: srajan@elliottmgmt.com
With a copy (which shall not constitute notice) to:
Elliott Investment Management L.P.
360 S. Rosemary Ave, 18th Floor
West Palm Beach, FL 33401
Attn:    Ross Green
Email:    rgreen@elliottmgmt.com

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Either Party may change its address or email address for notice purposes by written notice to the other Party in the manner set forth above.
13.4Expenses. Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the transactions contemplated by this Agreement shall be consummated. Parent shall pay all filing fees with respect to filings under the HSR Act and any other Antitrust Law.
13.5Governing Law.
(a)THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
(b)THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY LOCATED IN WILMINGTON, DELAWARE (OR, IF SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY OTHER STATE OR FEDERAL COURT LOCATED IN WILMINGTON, DELAWARE) AND APPROPRIATE APPELLATE COURTS THEREFROM FOR THE RESOLUTION OF ANY DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO THIS AGREEMENT, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL ACTIONS, SUITS, AND PROCEEDINGS IN RESPECT OF SUCH DISPUTE, CONTROVERSY, OR CLAIM MAY BE HEARD AND DETERMINED IN SUCH COURTS. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, (i) ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION, SUIT, OR PROCEEDING IN ANY OF THE AFORESAID COURTS, (ii) ANY CLAIM IT MAY NOW OR HEREAFTER HAVE THAT ANY SUCH ACTION, SUIT, OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND (iii) THE RIGHT TO OBJECT, IN CONNECTION WITH SUCH ACTION, SUIT, OR PROCEEDING, THAT ANY SUCH COURT DOES NOT HAVE ANY JURISDICTION OVER SUCH PARTY. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY PAPERS, NOTICES, OR PROCESS AT THE ADDRESS SET OUT IN SECTION 13.3 OF THIS AGREEMENT IN CONNECTION WITH ANY ACTION, SUIT, OR PROCEEDING AND AGREES THAT NOTHING HEREIN WILL AFFECT THE RIGHT OF THE OTHER PARTY TO SERVE ANY SUCH PAPERS, NOTICES, OR PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE, CONTROVERSY, OR CLAIM MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.
(c)EACH PARTY HERETO WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
13.6Waivers. Any provision of this Agreement (including Exhibits and Schedules hereto) may be waived prior to the Time of Merger’s Effectiveness if, and only if, such waiver is in writing and signed by the Party against whom compliance is owed, but not in any other manner. No waiver of, consent to a change in, or any delay in timely exercising any rights arising from, any of the provisions of this Agreement shall be deemed or shall constitute a waiver
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of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
13.7Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party (which consent may be withheld for any reason) and any transfer or delegation made without such consent shall be void; provided, however, that Parent or Merger Sub may assign or delegate any of its rights, interests or obligations under this Agreement, in whole or in part, to one or more of its Affiliates without the consent of any other Party; provided, further, that no such assignment or delegation shall relieve Parent or Merger Sub of any of its obligations hereunder, and Parent shall remain primarily liable for the performance of all of its and Merger Sub’s obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.
13.8Entire Agreement. This Agreement (including, for purposes of certainty, the Appendices, Exhibits and Schedules attached hereto), the Transaction Documents, the Confidentiality Agreement, the Birch II Purchase Agreement and the MIP Purchase Agreement, and any other documents to be executed hereunder, constitute the entire agreement between the Parties pertaining to the Transactions and the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.
13.9Amendment. This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification; provided, that (i) to the extent a provision of this Agreement affects the calculation of the MIP Transaction Consideration, that provision may only be modified by such an agreement that is also executed by MIP Sellers holding a majority of the MIP Interests and (ii) to the extent a provision of this Agreement affects the calculation of the Birch II Transaction Consideration, that provision may only be modified by such an agreement that is also executed by Birch II.
13.10No Third Party Beneficiaries. Except for the D&O Indemnified Parties, the Other Indemnitors and the Non-Recourse Parties, nothing in this Agreement shall entitle any Person other than the Parent Parties and the Company Stockholders to any claim, cause of action, remedy, or right of any kind, except the rights expressly provided in Section 7.8, Section 7.17, Section 13.9 and Section 7.24, in each case, to the Persons described therein.
13.11Construction. The Parties acknowledge that (a) the Parties have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby, (b) this Agreement is the result of arm’s-length negotiations from equal bargaining positions, and (c) the Parties and their respective counsel participated in the preparation and negotiation of this Agreement. Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.
13.12Conspicuous. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE OR ENFORCEABLE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE OR ALL-CAPS FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.
13.13Non-Recourse. Each of the Parties agrees, on behalf of itself and its respective Non-Recourse Parties, that all Proceedings (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any Transaction Document, or any of the transactions contemplated hereunder or thereunder; (b) the negotiation, execution or performance of this Agreement or any of the Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Transaction Documents); (c) any breach or violation of this Agreement or any of the
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Transaction Documents; and (d) any failure of any of the transactions contemplated hereunder or thereunder to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as Parties, and in the case of the Transaction Documents, Persons expressly identified as parties to such Transaction Documents and in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. In furtherance of the foregoing, no Party nor any of its Affiliates shall, directly or indirectly, make any claim or assertion against any Non-Recourse Party of the other Party that is inconsistent with the terms and conditions of this Section 13.13.
13.14Time of Essence. This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.
13.15Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but, if any provision or portion of any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable Law, then such invalidity, illegality, or unenforceability shall not affect the validity, legality, or enforceability of any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed, and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal, or unenforceable provision.
13.16Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 9.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13.16, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 13.16. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13.16, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Company be entitled to seek or obtain specific performance, an injunction or any other equitable relief to require Parent to effect the Closing or to consummate the Merger.
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13.17Parent Parties. Parent shall be jointly and severally liable for all obligations and liabilities of the Parent Parties under this Agreement.
13.18Attorneys’ Fees. In any Proceeding instituted by a Party arising in whole or in part under, related to, based on or in connection with this Agreement or the subject matter hereof, the prevailing Party shall be entitled to receive from the losing Party reasonable attorneys’ fees, costs and expenses incurred in connection therewith, including any appeals therefrom.
13.19Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege.
(a)Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (i) Akin Gump Strauss Hauer & Feld LLP (“Akin”) may represent Elliott Investment Management L.P., Elliott Associates, L.P., Elliott International, L.P. and their respective Affiliates (other than the Company Group) (collectively, the “Elliott Group”), on the one hand, and the Company Group, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby (such representation, the “Current Representation”), and (ii) Akin (or any successor) may represent any and all other members of the Elliott Group or any director, member, partner, officer, employee or Affiliate of the Elliott Group in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, the Seller Agreement, the A&R TSA, the Escrow Agreement, the Letters of Transmittal, the Company Stockholder Consent, the Company Stockholder Releases, the Parent Release or any other agreements, documents, certificates or instruments contemplated by this Agreement (the “Transaction Documents”), notwithstanding the Current Representation (or any continued representation of the Company Group) and even though the interests of such Person(s) may be directly adverse to Parent, the Company and their respective Affiliates, and each of Parent and the Company, on behalf of themselves and the other Waiving Parties, hereby consents thereto and waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Akin provides legal services to any Company Group Member after the Closing Date.
(b)Each of Parent and the Company, for themselves and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Elliott Group, any Company Group Member and their counsel, including Akin, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to this Agreement or any other Transaction Document, or any matter relating to any of the foregoing (including, for the avoidance of doubt, all of the client files and records in the possession of Akin related thereto), shall be deemed to be attorney-client privileged communications between the Elliott Group, the Company and such counsel that belong to the Elliott Group and the attorney-client privilege and the expectation of client confidence belongs to, and shall be controlled by, the Elliott Group and will not pass to or be claimed by Parent, the Company or any of the Waiving Parties. From and after the Closing, each of Parent and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Akin and any Company Group Member or any Person in the Elliott Group occurring during the Current Representation.
(c)None of Parent, the Company or any of the Waiving Parties or any Person purporting to act on behalf of or through Parent, the Company or any of the Waiving Parties, will access or seek to obtain access to any such communications, or to the files of Akin relating to the Current Representation. Akin shall not have any duty whatsoever to reveal or disclose any such attorney-client communications or files to any of Parent, the Company or any of the Waiving Parties by reason of any attorney-client relationship between Akin and the Company or
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otherwise. In addition, Parent and the Company agree that it would be impractical to remove all attorney-client communications from the records (including e-mails and other electronic files) of the Company and its Subsidiaries. Accordingly, as to any such communications prior to the date hereof, Parent and the Company, together with any of the Waiving Parties, further agree that no such Person may use, rely on or access without the prior written consent of the Stockholder Representative any of such communications in a manner that may compromise the attorney-client privilege of such communications or otherwise be adverse to the Elliott Group.
[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

PARENT:

DIVERSIFIED ENERGY COMPANY

By:	/s/ Benjamin M. Sullivan
Name:	Benjamin M. Sullivan
Title:	Senior Executive Vice President, Chief Legal and Risk Officer, and Corporate Secretary

MERGER SUB:

DEC MERGER SUB, INC.

By:	/s/ Benjamin M. Sullivan
Name:	Benjamin M. Sullivan
Title:	Senior Executive Vice President, Chief Legal and Risk Officer, and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

COMPANY:

BIRCH PERMIAN HOLDINGS, INC.

By:	/s/ Jason Cansler
Name:	Jason Cansler
Title:	Chief Executive Officer

STOCKHOLDER REPRESENTATIVE:

BIRCH 2026 STOCKHOLDER REPRESENTATIVE LLC

By:	Birch Permian II, LLC

By:	/s/ Julien Smythe
Name:	Julien Smythe
Title:	Senior Vice President
[Signature Page to Agreement and Plan of Merger]

SOLELY FOR PURPOSES OF SECTION 10.6 (AND, TO THE EXTENT RELATED THERETO, ARTICLE 13):

WOLFBERRY:

WOLFBERRY INVESTMENTS INC.

By:	/s/ Srikrishnan Rajan
Name:	Srikrishnan Rajan
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

APPENDIX A
DEFINITIONS
“A&R TSA” means the amended and restated tax sharing agreement by and among the Company, Wolfberry and Newberry, in substantially the form attached hereto as Exhibit F to be entered into on the Closing Date.
“AAA” means the American Arbitration Association.
“AAA Rules” means the Commercial Arbitration Rules of the AAA.
“Accrued TSA Payment” has the meaning set forth in Section 7.24.
“Adjusted Final TSA Payment” has the meaning set forth in Section 10.6(b)(ii).
“Adjusted Permitted Tax Distribution Shortfall” has the meaning set forth in Section 10.6(b)(ii).
“Affiliate” means, with respect to any Person, any Person that directly or indirectly Controls, is Controlled by or is under common Control with such Person as of a pertinent time of determination; provided, that, except for purposes of Section 13.13, in no event shall any Company Group Member be considered an Affiliate of the Elliott Group or any other portfolio company or investment fund or vehicle affiliated with or managed by affiliates of the Elliott Group, nor shall the Elliott Group or any other portfolio company or investment fund or vehicle affiliated with or managed by affiliates of the Elliott Group, be considered to be an Affiliate of any Company Group Member; provided further, that (a) with respect to Birch II, the term “Affiliate” shall not include any Company Group Member and (b) with respect to any Company Group Member, the term “Affiliate” shall not include Birch II or any of its Subsidiaries.
“Affiliated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal income Tax Returns and any similar group under state, local or non-U.S. Law.
“Aggregate Deductible” means $53,850,000.
“Aggregate Defect Amount” has the meaning set forth in Section 11.2(h)(iv).
“Aggregate Dissenting Shares Merger Consideration” means the product of (a) the number of Dissenting Shares as of the applicable time of determination multiplied by (b) the Fully Diluted Per Share Merger Consideration.
“Agreement” has the meaning set forth in the Preamble.
“Akin” has the meaning set forth in Section 13.19(a).

“Allocated Value” means, in the case of each Well, DSU, and Midstream Asset, the amount allocated to such Well, DSU or Midstream Asset by Parent as set forth in Schedule 1.1(d) - Part 1, Schedule 1.1(d) - Part 2 or Schedule 1.1(d) - Part 3, as applicable. For the avoidance of doubt, the Allocated Value shall be considered the amount allocated to such assets solely for the purposes of this Agreement and shall not be used for any Tax purposes.
“Alternative Transaction” has the meaning set forth in Section 7.16(a)(i).
“Annual Compensation” has the meaning set forth in Section 7.15(b).
“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.
“Arbitration Notice” has the meaning set forth in Section 9.1(f).
“Assets” means all of the assets and properties of the Company Group.
“Audited Financial Statements” has the meaning set forth in Section 5.26(a).
“Benefit Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any bonus, deferred compensation, incentive compensation, employment, consulting or other compensation agreement, equity, equity purchase or any other equity-based compensation, change in control, retention, termination or severance, sick leave, pay, salary continuation for disability, hospitalization, medical insurance, retiree welfare, life insurance, scholarship, cafeteria, employee assistance, education or tuition assistance, perquisite, or fringe benefit policy, plan, program or arrangement.
“Birch II” has the meaning set forth in the Recitals.
“Birch II Aggregate Defect Amount” has the meaning set forth in Section 11.2(h)(iii).
“Birch II Environmental Defect Amounts” means “Environmental Defect Amounts” as defined in the Birch II Purchase Agreement.
“Birch II Environmental Defects” means “Environmental Defects” as defined in the Birch II Purchase Agreement.
“Birch II Purchase Agreement” has the meaning set forth in the Recitals.
“Birch II Remediation Amounts” means “Remediation Amounts” as defined in the Birch II Purchase Agreement.
“Birch II Subsidiaries” means Milkwater, LLC, a Delaware limited liability company, and Birch II EOC, LLC, a Delaware limited liability company.

“Birch II Subsidiary Sale” has the meaning set forth in the Recitals.
“Birch II Title Benefit” means “Title Benefit” as defined in the Birch II Purchase Agreement.
“Birch II Title Benefit Amounts” means “Title Benefit Amounts” as defined in the Birch II Purchase Agreement.
“Birch II Title Defect Amounts” means “Title Defect Amounts” as defined in the Birch II Purchase Agreement.
“Birch II Title Defects” means “Title Defects” as defined in the Birch II Purchase Agreement.
“Birch II Transaction Consideration” has the meaning set forth in the Birch II Purchase Agreement.
“Birch Minerals” means Birch Permian Minerals, LLC, a Delaware limited liability company.
“Birch Permian” means Birch Permian, LLC, a Delaware limited liability company.
“Birch Resources” has the meaning set forth in Section 7.15(a).
“Birch Resources Assumption Amount” has the meaning ascribed thereto in the BR Transfer Agreement.
“Birch Resources Benefit Plan” means any Benefit Plan which is maintained, sponsored or entered into solely by Birch Resources.
“BR Transfer Agreement” has the meaning set forth in Section 7.18.
“Burden” means any and all royalties (including lessors’ royalties and non-participating royalties), overriding royalties, excess royalties, minimum royalties, shut-in royalties, net profits interests and other similar burdens upon, measured by, or payable out of production of Hydrocarbons (excluding, for the avoidance of doubt, any Taxes).
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of Texas or the State of New York.
“Casualty or Condemnation Loss” means any event that causes any portion of the Assets to be damaged or destroyed by fire, explosion, tornado, hurricane, earthquake, earth movement, flood, water damage or similar casualty or is taken in condemnation or under right of eminent domain, in each case, between the Execution Date and the Closing Date.
“Cause” has the meaning set forth in Section 7.15(b).

“Central Time” means the central time zone of the United States of America.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.
“Certificate of Merger” has the meaning set forth in Section 2.3.
“Closing” has the meaning set forth in Section 2.2.
“Closing Adjustment” has the meaning set forth in Section 3.3(b).
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Merger Consideration” means an aggregate amount equal to the Merger Consideration, minus (a) the Leakage Escrow Amount, minus (b) the Disputed Effective Date Amounts, minus (c) the Defect Escrow Amount (if any), minus (d) the Expense Fund Amount; provided, that consideration may be reallocated among this Agreement, the MIP Purchase Agreement and the Birch II Purchase Agreement pursuant to and in accordance with the terms of the Seller Agreement so long as the aggregate consideration payable by Parent and its Affiliates under this Agreement, the MIP Purchase Agreement and the Birch II Purchase Agreement, taken as a whole, is not increased or decreased thereby. The Closing Merger Consideration shall be calculated using a template substantially in the form of Exhibit M.
“Closing Statement” has the meaning set forth in Section 3.3(b).
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the Preamble.
“Company Aggregate Defect Amount” has the meaning set forth in Section 11.2(h)(ii).
“Company Board” has the meaning set forth in the Recitals.
“Company Bylaws” means the Amended and Restated Bylaws of Birch Permian Holdings, Inc., dated as of April 6, 2018 (as amended, amended and restated, supplemented or otherwise modified from time to time).
“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Birch Permian Holdings, Inc., dated as of April 6, 2018 (as amended, amended and restated, supplemented or otherwise modified from time to time).
“Company Class A Common Stock” means the Class A common stock of the Company, par value $0.01 per share.
“Company Class B Common Stock” means the Class B common stock of the Company, par value $0.01 per share.

“Company Class C Common Stock” means the Class C common stock of the Company, par value $0.01 per share.
“Company Common Stock” means, collectively, the Company Class A Common Stock, Company Class B Common Stock and Company Class C Common Stock.
“Company Estimated Leakage” has the meaning set forth in Section 3.3(b).
“Company Financial Statements” has the meaning set forth in Section 5.26(a).
“Company Fundamental Representations” has the meaning set forth in Section 8.2(a).
“Company Group” means the Company and each of its Subsidiaries (but excluding Birch Resources).
“Company Group Benefit Plan” means any Benefit Plan which is maintained, sponsored or entered into solely by the Company Group Members or to which any Company Group Member is required to contribute (other than a Birch Resources Benefit Plan).
“Company Group Member” means any member of the Company Group.
“Company Insurance Policies” has the meaning set forth in Section 5.29.
“Company Intellectual Property Rights” has the meaning set forth in Section 5.27(a).
“Company Preferred Stock” means the preferred stock of the Company, par value $0.01 per share.
“Company Prepared Tax Returns” has the meaning set forth in Section 10.1(a).
“Company Property Percentage” is 80%.
“Company RBL” means, as amended, that certain Amended and Restated Credit Agreement, dated as of January 28, 2022, by and among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent (defined therein) and as LC Issuer (defined therein) and the Lenders (defined therein) party thereto.
“Company RBL Payoff Amount” has the meaning set forth in Section 7.11.
“Company Special Committee” has the meaning set forth in the Recitals.
“Company Special Committee Recommendation” has the meaning set forth in the Recitals.
“Company-Specific Deductible” means $41,464,500.

“Company Stockholder Consent” means the resolutions of the Company Stockholders approving this Agreement and the Transactions, in substantially the form attached hereto as Exhibit G.
“Company Stockholder Release” means a release in substantially the form attached hereto as Exhibit H-1 executed by each of the Company Stockholders that executed the Company Stockholder Consent.
“Company Stockholders” means holders of shares of Company Common Stock.
“Company Tax Return Preparer” has the meaning set forth in Section 10.1(a).
“Company Transaction Expenses” means, to the extent not paid prior to Closing (or to the extent paid, such payment occurred after the Time of Merger’s Effectiveness), without duplication: (a) all fees, costs and expenses (including fees, costs and expenses of Third-Party advisors, legal counsel (including Akin, Hogan Lovells Cadwalader US LLP and King & Spalding LLP)), investment bankers (including Moelis, Cantor Fitzgerald and Huron Consulting or other representatives) incurred by the Company Group in connection with the process of selling the Company (including any auction, marketing or strategic alternatives process relating thereto and including the Transactions), including all “change of control” (but excluding all change of control, assignment, consent or similar fees related to the Hedging Transactions), transaction bonus, incentive, termination, compensation, redundancy, severance or other similar payments that are payable as a result of or in connection with the consummation of the transactions contemplated by this Agreement (including as a result of the termination of any Operations Individual that is not hired by Parent or its Affiliates), together with the employer portion of any payroll, social security or other Taxes required to be paid by the Company Group in connection with the payments described in this clause (a), (b) all fees for any filings required by the HSR Act in excess of $275,000 paid to any Governmental Authority and (c) 50% of the costs associated with obtaining the D&O Tail Policy; provided that in no event shall Company Transaction Expenses include any fees, costs or expenses (i) initiated or otherwise incurred at the written request of the Parent Parties or any of their Affiliates or representatives and pursuant to which the Parent Parties have agreed in writing to be responsible for such expense, (ii) related to any financing activities in connection with the transactions contemplated hereby or (iii) any fees, costs and expenses contemplated pursuant to Section 11.4 or elsewhere in this Agreement to be borne by the Parent Parties.
“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Birch Resources and Diversified Gas & Oil Corporation, dated May 11, 2026.
“Confidentiality Restrictions” has the meaning set forth in Section 7.4.
“Contracts” means all contracts, agreements, or other legally binding arrangements presently existing to which any Company Group Member is a party or by which any Company Group Member is bound or to which any of the Assets or the Interests of a Company Group Member is subject, but excluding master services agreements, the Leases, the Surface Contracts, and any other instrument creating or memorializing the ownership of any Real Property Interests or Surface Contracts included in the Assets.
“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. The terms “Controls” and “Controlled by” and other derivatives shall be construed accordingly.
“Current Representation” has the meaning set forth in Section 13.19(a).
“D&O Indemnified Parties” has the meaning set forth in Section 7.8(a).
“D&O Tail Policy” has the meaning set forth in Section 7.8(b).
“Damages” means the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Person arising out of or resulting from such matter, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the reasonable costs of investigation and monitoring of such matters, and the reasonable costs of enforcement of the indemnity.
“Defect Claim Date” means 11:59 p.m. (Central Time) on the date that is sixty (60) days after the Execution Date.
“Defect Escrow Account” has the meaning set forth in Section 11.5.
“Defect Escrow Amount” has the meaning set forth in Section 11.3(e).
“Defect Escrow Funds” means the funds held in the Defect Escrow Account from time to time.
“Defensible Title” means such right, title and interest of the Company Group as of the Effective Date that, subject to Permitted Encumbrances, is (x) deducible of record or (y) beneficial title evidenced by (I) unrecorded instruments or elections, in each case, made or delivered pursuant to joint operating agreements, pooling agreements, production sharing agreements, allocation agreements, unitization agreements or similar agreements or (II) applicable Laws, as to the applicable Target Formation:
(a)    with respect to each Well and DSU, entitles the Company Group to receive not less than the Net Revenue Interest shown in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, as applicable, for such Well or DSU throughout the productive life of such Well or DSU, except for (i) decreases in connection with those operations in which the Company Group may from and after the Execution Date elect to be a non-

consenting co-owner in accordance with this Agreement, (ii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units in accordance with this Agreement, (iii) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past underdeliveries, and (iv) decreases resulting from any reversion of interest in a Well or DSU to a co-owner with respect to operations in which such co-owner, after the Execution Date, elects not to consent, or prior to the Execution Date, elected not to consent (provided that, if such non-consent election occurred prior to the Execution Date, such reversion in interest is properly reflected in the “APO” and “BPO” interest for the applicable Well or DSU in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, as applicable);
(b)    with respect to each Well or DSU, obligates the Company Group to bear a percentage of the costs and expenses for the development and maintenance of, and operations relating to, such Well or DSU of not more than the Working Interest shown in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2 for such Well or DSU throughout the productive life of such Well or DSU, except (i) increases resulting from contribution requirements with respect to defaulting Third Party co-owners from and after the Execution Date under applicable operating agreements or applicable Law, (ii) increases to the extent that such increases are accompanied by a proportionate increase in the Company Group’s Net Revenue Interest with respect to such Well or DSU, (iii) increases resulting from the carrying of non-participating interest owners or co-tenants with respect to the drilling of any Well from and after the Execution Date and (iv) increases resulting from the establishment or amendment from and after the Execution Date of pools or units in accordance with this Agreement; and
(c)    is free and clear of Encumbrances.
“Deposit Amount” has the meaning set forth in the Recitals.
“Deposited Disputed Wolfberry Amount” has the meaning set forth in Section 7.24.
“Designated Operations Personnel” has the meaning set forth in Section 7.15(a).
“DGCL” has the meaning set forth in the Recitals.
“Disputed Account Item” has the meaning set forth in Section 3.3(a)(i).
“Disputed Effective Date Amounts” has the meaning set forth in Section 3.3(a)(i).
“Disputed Effective Date Escrow Account” has the meaning set forth in Section 3.3(a)(ii).
“Dissenting Shares” has the meaning set forth in Section 3.8(a).
“Dollars” means U.S. Dollars.

“DSU” means each designated spacing unit described on Schedule 1.1(d) - Part 2, including the Leases (or portion thereof) included in or constituting such designated spacing unit but, in each case, only as to the Target Formation(s) for such designated spacing unit set forth on Schedule 1.1(d) - Part 2.
“Effective Date” means 11:59 p.m. (Central Time) on June 30, 2026.
“Effective Date Account Dispute Notice” has the meaning set forth in Section 3.3(a)(i).
“Effective Date Accounts” means the assets and liabilities (including, with respect to liabilities, liabilities deriving from the operations) of the Company Group as of the Effective Date consisting solely of the categories of assets and liabilities set forth on Exhibit I (as determined without duplication), prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies, that were used in the preparation of the Company Financial Statements for the most recent fiscal year end, subject, in all cases, to the accounting and other methods, practices, principles, policies and procedures as set forth on Exhibit I.
“Elliott Group” has the meaning set forth in Section 13.19.
“Encumbrance” means any charge, claim, license, limitation, condition, equitable interest, mortgage, lien, pledge, security interest, right of first refusal and/or right of first offer, pre-emptive right, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Enterprise Company Group” means the Company Group and Birch Resources, taken collectively.
“Environmental Arbitrator” has the meaning set forth in Section 11.3(e).
“Environmental Condition” means (a) a condition with respect to the air, soil, subsurface, surface waters, ground waters or sediments that causes an Asset (or any Company Group Member with respect to an Asset) not to be in compliance with any Environmental Law; or (b) the existence with respect to the Asset or the operation thereof of any environmental pollution, contamination, degradation, damage or injury caused by or related to an Asset for which Remediation is presently required under Environmental Laws; provided, however, that the following shall not be considered Environmental Conditions for the purposes of this Agreement: (a) any matter listed on Schedule 5.11, and (b) any matter to the extent affecting an Asset that is operated by Parent or any of its Affiliates as of the Execution Date to the extent Parent had knowledge of such matter prior to the Defect Claim Date.
“Environmental Defect” means an Environmental Condition with respect to an Asset, including any Well or Midstream Asset.

“Environmental Defect Notice” or “Environmental Defect Notices” have the meanings set forth in Section 11.3(a).
“Environmental Defect Property” has the meaning set forth in Section 11.3(a).
“Environmental Dispute Amount” has the meaning set forth in Section 11.3(e).
“Environmental Disputes” has the meaning set forth in Section 11.3(e).
“Environmental Laws” means, as the same have been amended as of the Execution Date, any Law (including common law) relating to pollution, the protection or restoration of the environment or, as such relates to Hazardous Substances, Hydrocarbons or NORM, or natural resource damages, including any such Law relating to the generation, manufacture, treatment, storage, disposal, use, handling, transportation or Release of any Hazardous Substances, Release of Hydrocarbons, or to exposure to Hazardous Substances, Hydrocarbons or NORM, including CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and their implementing regulations, along with all similar state or local acts and regulations, including any environmental Laws regulated by or delegated to the Railroad Commission of Texas under Texas Water Code or the Memorandum of Understanding between the Railroad Commission of Texas and the Texas Commission on Environmental Quality (TCEQ).
“Environmental Liabilities” means all costs, Damages, expenses, liabilities, obligations, and other responsibilities with respect to, relating to, or arising from or under Environmental Laws, Third Party claims relating to contamination or pollution of the environment, or relating to Hazardous Substances, and which relate to the Assets or the ownership or operation of the same.
“Equipment” has the meaning set forth in Section 5.15(c).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, is or at any relevant time was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means Equiniti Trust Company, LLC, a New York limited liability trust company, or, if Equiniti is unable or unwilling to serve as Escrow Agent, an escrow agent mutually acceptable to the Parties.
“Escrow Agreement” means the escrow agreement by and among the Stockholder Representative, Parent and Escrow Agent, in substantially the form attached hereto as Exhibit J, to be entered into concurrently with the execution and delivery of this Agreement.

“Estimated Effective Date Accounts” has the meaning set forth in Section 3.3(a).
“Estimated Tax Liability” means, with respect to the Tax Distribution Period, an amount equal to the product of (x) the Tax Rate, multiplied by (y) the aggregate amounts of net taxable income or gain of the Partnership Group that are allocable to and expected to be included in income by the Company, which such estimate shall be calculated by the Stockholder Representative as of the date hereof in a manner consistent with past practice, except as required by applicable Law. For purposes of calculating Estimated Tax Liability, for the avoidance of doubt, the effects of any Transaction Tax Deductions shall be taken into account.
“Excess Accrued TSA Payment” has the meaning set forth in Section 7.24.
“Exchange Act” has the meaning set forth in Section 7.17(e).
“Exchange Agent” has the meaning set forth in Section 3.7(a).
“Exchange Fund” has the meaning set forth in Section 3.7(b).
“Excluded Circumstance” has the meaning set forth in Section 9.2(b).
“Execution Date” has the meaning set forth in the Preamble.
“Expense Fund” has the meaning set forth in Section 12.5.
“Expense Fund Amount” has the meaning set forth in Section 12.5.
“FCA” means the United Kingdom’s Financial Conduct Authority.
“Final Tax Liability” means, with respect to the Tax Distribution Period, an amount (as finally determined in accordance with Section 10.6) equal to the product of (x) the Tax Rate, multiplied by (y) the aggregate amounts of net taxable income or gain of the Partnership Group that are allocable to and expected to be included in the U.S. federal income Tax Returns and Texas franchise Tax Returns of the Company to be filed with respect to the Tax Distribution Period (which, for the avoidance of doubt, includes the Newberry Consolidated Returns). For purposes of calculating Final Tax Liability, for the avoidance of doubt, the effects of any Transaction Tax Deductions shall be taken into account. Notwithstanding anything to the contrary in this Agreement, if the Closing Date occurs after December 31, 2026 but on or before the Outside Date, Final Tax Liability shall be the sum of the Final Tax Liability determined separately (x) for the period beginning on the Effective Date and ending on (and including) December 31, 2026 and (y) for the period beginning on (and including) January 1, 2027 and ending on (and including) the Closing Date.
“Final Tax Payment Cap” means $30,880,000, reduced (including, if applicable, to zero (0)) by any Excess Accrued TSA Payment to the extent such amount was not taken into account in the final Merger Consideration or released to the Parent from the Leakage Escrow Account; provided that, if the Closing Date occurs after December 31, 2026 but on or before the Outside Date, an additional amount equal to $5,000,000 per month shall be added to the Final Tax

Payment Cap on the first of the month beginning on January 1, 2027; provided, further, that in no event shall the Final Tax Payment Cap exceed $45,880,000.
“Final TSA Payment” means the amount payable by the Company to Wolfberry determined in accordance with the TSA for the Tax Distribution Period based on the Final Tax Liability and reasonable estimates of Wolfberry’s losses or deductions for the taxable year that includes the Tax Distribution Period. Notwithstanding anything to the contrary in this Agreement, if the Closing Date occurs after December 31, 2026, but on or before the Outside Date, Final TSA Payment shall be the sum of the Final TSA Payments determined separately (x) for the period beginning on the Effective Date and ending on (and including) December 31, 2026, and (y) for the period beginning on (and including) January 1, 2027, and ending on (and including) the Closing Date.
“Financing” has the meaning set forth in Section 7.17(a).
“Flow-Through Tax Returns” means any Tax Return filed by or with respect to any Company Group Member that is treated as a pass-through entity for U.S. federal income Tax purposes, in respect of any income Tax that is imposed on and payable by the direct or indirect owners of such Company Group Member.
“Fraud” means actual and intentional fraud, and more specifically, shall be limited to a knowing and intentional misrepresentation with respect to (x) the representations and warranties set forth in (i) Article 5 (with respect to the Company) or Article 6 (with respect to the Parent Parties), (ii) certificates delivered pursuant to Section 8.2(d) (by the Company) or pursuant to Section 8.3(c) (by Parent), as applicable, or (iii) any Letter of Transmittal (with respect to the Person executing and delivering such Letter of Transmittal in accordance with this Agreement and solely with respect to the representations and warranties explicitly set forth in such Letter of Transmittal), or (y) the information set forth in the Estimated Effective Date Accounts, the Proposed Effective Date Accounts or the Closing Statement delivered pursuant to Section 3.3(a) or Section 3.3(b) (with respect to the Person delivering such statement), in each case, with the intent that the other Party rely thereon, and for the avoidance of doubt, does not include constructive fraud or other claims based on constructive knowledge, negligent misrepresentation, recklessness or similar theories.
“Fully Diluted Per Share Merger Consideration” means the Per Share Merger Consideration as determined assuming the number of Dissenting Shares is equal to zero.
“GAAP” means United States generally accepted accounting principles as in effect from time to time.
“Governmental Authority” means any government or instrumentality, subdivision, court, legislature, administrative agency, commission, official or other authority of the United States, the United Kingdom or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, arbitral, police, regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Guaranteed Severance Obligation” has the meaning set forth in Section 7.15(a)(i).
“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including asbestos or asbestos-containing materials, produced water, polychlorinated biphenyls, or per- or poly-fluoroalkyl substances.
“Hedging Parameters” means the parameters set forth on Exhibit L.
“Hedging Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call, “over the counter” or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions that is intended to hedge the risks associated with the production of Hydrocarbons.
“Hired Employee” or “Hired Employees” have the meanings set forth in Section 7.15(a).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, and all minerals, products and substances extracted, separated, processed and produced therefrom or therewith.
“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money, (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, including any earn-out liabilities associated with past acquisitions, (c) obligations of such Person with respect to unpaid management fees, (d) indebtedness evidenced by notes, debentures, bonds, or other similar instruments, (e) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person, (f) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP (which, for the avoidance of doubt, shall not include any leases that would be characterized as operating leases in accordance with GAAP prior to giving effect to Accounting Standards Codification 842 and shall include any leases characterized as capital leases in accordance with GAAP prior to giving effect to Accounting Standards Codification 842), (g) indebtedness of others as described in clauses (a) through (f) above guaranteed by such Person or for which such Person is liable as obligor, surety, by Contract, or otherwise and (h) solely with respect to

Indebtedness of a kind contemplated by clause (a) or (d) of this definition, any accrued interest, redemption, breakage costs, fees and charges in respect of any of the foregoing; but Indebtedness does not include accounts payable to trade creditors or accrued expenses, in each case arising in the ordinary course of business consistent with past practice and that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.
“Independent Accountant” has the meaning set forth in Section 3.4(d).
“Individual Environmental Defect Threshold” has the meaning set forth in Section 11.3(d).
“Individual Title Defect Threshold” has the meaning set forth in Section 11.2(h)(i).
“Information Statement” has the meaning set forth in Section 7.2(a).
“Intellectual Property Rights” means rights in any of the following to the extent subject to protection under applicable Law: (a) trademarks, service marks, logos and trade names; (b) patents; (c) copyrights; (d) internet domain names; (e) trade secrets and other proprietary and confidential information; and (f) any registrations or applications for registration for any of the foregoing.
“Interest Reduction” has the meaning set forth in subparagraph (a) of the definition of “Permitted Encumbrances”.
“Interests” means, with respect to any Person: (a) capital stock, membership interests, units, company interests, other equity interests, rights to profits or revenue and any other similar interest of such Person (including the right to participate in the management and business and affairs or otherwise Control such Person); (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to subscribe for, purchase or otherwise acquire any of the foregoing.
“Interim Financial Statements” has the meaning set forth in Section 5.26(a).
“IRS” means the United States Internal Revenue Service.
“Knowledge” means information actually and personally known by such individual.
“Laws” means all Permits, statutes, laws, ordinances, regulations, rules, codes, executive orders, injunctions, judgments, decrees, rulings, or orders of any Governmental Authority.
“Leakage” means any of the following, without duplication, to the extent occurring during the period after the Effective Date and prior to Closing, but excluding any Permitted Leakage (and, if applicable, as further revised and then allocated between the MIP Purchase Agreement and this Agreement pursuant to the Seller Agreement): (a) any dividend or distribution of profits or assets (whether in cash or in kind) declared, paid or made (whether actual or deemed) by a Company Group Member to any Company Stockholder or any Affiliate

of a Company Stockholder (other than another Company Group Member), or any other payment in respect of any Interests of a Company Group Member (other than another Company Group Member); (b) any payments made or agreed to be made by a Company Group Member to any Company Stockholder or any Affiliate of a Company Stockholder (other than another Company Group Member) in respect of any Interests of a Company Group Member being issued, redeemed, purchased or repaid, or any other return of capital; (c) any waiver, forgiveness, release or discount by a Company Group Member of any amount owed to such Company Group Member by any Company Stockholder or any Affiliate of a Company Stockholder (other than another Company Group Member); (d) the payment of any fees, costs, expenses or other amounts by a Company Group Member to or for the benefit of any Company Stockholder or any Affiliate of a Company Stockholder (other than another Company Group Member), other than ordinary course payments under disclosed contracts (which, for the avoidance of doubt, includes any payment obligations under the TSA or any payment obligation under any joint operating agreement or master services agreement); (e) any costs incurred in respect of any general or administrative expense of the Company Group Members, including salaries, bonuses, office rent and operating expenses, insurance, management costs and overhead; (f) the payment by the Company Group of any Company Transaction Expenses after the Effective Date; (g) the aggregate amount of the Birch Resources Assumption Amount; (h) the amount, if any, incurred or paid by any Company Group Member with respect to the cure or attempt to cure a Title Defect and/or Environmental Defect following the delivery by Parent of any written notice delivered after the date hereof and on or prior to the Defect Claim Date (whether formal or informal, and including any notice delivered pursuant to Article 11) identifying such Title Defect and/or Environmental Defect or the facts or conditions giving rise thereto; (i) any interest payments on the Company RBL; (j) any payments made by any Company Group Member in respect of the termination, liquidation or unwinding of any Hedging Transaction (other than any termination, liquidation or unwinding effected at the express written direction of Parent) and, without duplication, any costs, fees, expenses, losses, margin or collateral postings or other liabilities paid or incurred by any Company Group Member in respect of any Hedging Transaction that is not a Specified Hedge (including in respect of the entry into, maintenance, settlement, novation, termination, liquidation or unwinding thereof); (k) any liability of any Company Group Member in respect of accrued but unpaid incentive compensation for the prior fiscal year and for the portion of the fiscal year in which the Closing occurs prior to the Closing and the employer portion of any payroll, social security or other Taxes required to be paid by the Company Group in connection therewith; (l) all liabilities of any Company Group Member in respect of any Company Group Benefit Plan or Birch Resources Benefit Plan; and (m) any unfunded or underfunded liabilities of any Company Group Member with respect to any defined benefit plans or similar plans and any retiree welfare benefits. For the avoidance of doubt, (i) in no event shall the payment of any insurance premiums or deductibles by the Company Group with respect to the insurance policies maintained for the benefit of the Company Group be deemed Leakage, and (ii) “Leakage” shall not include (x) any payments of Indebtedness (including regularly scheduled principal payments, mandatory prepayments, repayments of borrowings, or breakage costs or other similar fees under the Company RBL, but excluding, for the avoidance of doubt, any interest payments on the Company RBL); (y) any reduction in Indebtedness outstanding, in each case to the extent such payments reduce the amount of Indebtedness outstanding and are reflected in the Effective Date Accounts or will be reflected in the determination of Indebtedness at Closing for purposes of the Company RBL Payoff Amount, or (z) any Taxes of any Company Group Member or intercompany payable by the Company to Wolfberry determined in accordance with the methodologies set forth in the TSA and excluded under clause (d) above, in each case, with respect to any taxable period (or portion thereof) (e.g., amounts paid or payable to Wolfberry pursuant to Section 7.24) (i) ending on or before the Effective Date to the extent provided for or accrued or reserved for or otherwise reflected (as a liability) on the Effective Date Accounts or (ii) beginning immediately after the Effective Date and ending on or prior to the Closing Date (other than, in each case, any Taxes arising from or attributable to the transfer of Birch Resources pursuant to Section 7.18, which Taxes arising from or attributable to the transfer of Birch Resources shall constitute Leakage). For the avoidance of doubt, any Excess Accrued TSA Payment shall be treated as Leakage for all purposes of this Agreement. Notwithstanding the foregoing, any item of Leakage attributable to Birch Permian or its direct or indirect Subsidiaries shall be included in the calculation of Leakage only to the extent of the Company’s proportionate interest therein (i.e., 80%), and 100% of any item of Leakage attributable to the Company or any other wholly owned Company Group Member shall be included as Leakage; provided, however, that any distribution, dividend or payment contemplated by clause (a) of this definition that is made by Birch Permian shall be deemed equal to zero for purposes of calculation of Leakage in this Agreement and 100% of such dividend, distribution or payment shall be attributable to the other equity holders of Birch Permian for purposes of the calculation of Leakage under this Agreement.
“Leakage Escrow Account” has the meaning set forth in Section 3.4.
“Leakage Escrow Amount” has the meaning set forth in Section 3.4.
“Leakage Escrow Funds” means the funds held in the Leakage Escrow Account from time to time.
“Leases” has the meaning set forth in the definition of “Real Property Interests” in this Appendix A.
“Letter of Transmittal” has the meaning set forth in Section 3.7(c).
“LSE” has the meaning set forth in Section 7.17(e).
“Manifest Error” means an indisputable error of judgment in complete disregard of the facts of the matter at hand, the applicable rules or principles.
“Material Adverse Effect” means, with respect to any Person, any change, circumstance, development, state of facts, effect, or condition that, individually or in the aggregate, results in, or would reasonably be expected to result in (a) a materially adverse effect on the business, liabilities, financial condition or results of operations of such Person or (b) a material adverse effect on the ability of such Person to consummate the Transactions in accordance with (and subject to the conditions set forth in) this Agreement and perform its obligations hereunder; provided, however, that, with respect to clause (a) only, none of the following, either alone or in the aggregate, shall be deemed to constitute or contribute to a “Material Adverse Effect,” or otherwise be taken into account when determining whether a “Material Adverse Effect” has occurred or is existing: (i) any change or prospective change in applicable Laws, other legal or regulatory conditions or GAAP or other accounting standards or the interpretation or enforcement thereof, or that result from any action taken for the purpose of complying with any of the foregoing; (ii) economic, political, or business conditions (including changes in such conditions) or financial, credit, debt, or securities market conditions generally, including changes in supply, demand, transportation or storage capacity, interest rates, exchange rates, commodity prices (including Hydrocarbons), electricity prices, or fuel costs, sand or proppants and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) any legal, regulatory, or other change generally affecting the industries, industry sectors, or geographic sectors of such Person, including any change in the prices of oil, natural gas, or other Hydrocarbon products, any increase in operating costs or capital expenses or any reduction in drilling activity or production or the demand for related gathering, processing, transportation, and storage services; (iv) any change resulting or arising from the announcement or other publicity or pendency of this Agreement or the other Transaction Documents (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or regulators); provided that the exception in this clause (iv) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the announcement or pendency of this Agreement; (v) any change resulting or arising from hostilities, sabotage, terrorism, or the escalation or general worsening of any of the foregoing; (vi) any epidemic, pandemic, disease outbreak or other public health crisis or public health event, or the worsening of any of the foregoing; (vii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions; (viii) any disruption in the purchase or transportation of crude oil or natural gas produced or otherwise sold by such Person or its Subsidiaries as a result of any shutdown, interruption or declaration of force majeure by any pipeline operator or other purchaser of such products; (ix) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business; (x) seasonal reductions in revenues and/or earnings of such Person or any of its Subsidiaries in the ordinary course of their respective businesses; (xi) any actions taken or omitted to be taken by a Party at the express written direction of the other Parties (for the avoidance of doubt, any action by, or omission of, a Party for which such Party sought or requested, and the other Parties provided, consent shall not be deemed to be “at the written direction” of the Party); (xii) any change, in and of itself, in the market price or trading volume of such Person’s securities or any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect) or (xiii) any change resulting or arising from the taking of, or the failure to take, any action by the Parent Parties or any of their Affiliates, required or otherwise expressly contemplated by this Agreement or consented to or requested by the Company in writing; provided, that the exceptions in clauses (i), (ii), (iii), (v), (vi) and (vii) above shall apply only to the extent that such changes do not have a disproportionate impact on such Person as compared to other Persons in the oil and gas industry related to similarly situated operations in the geographic region in which such Person’s assets are located.
“Material Contracts” has the meaning set forth in Section 5.9(a).
“Merger” has the meaning set forth in the Recitals.
“Merger Consideration” has the meaning set forth in Section 3.1.
“Merger Sub” has the meaning set forth in the Preamble.
“Midstream Assets” means all Hydrocarbon and water midstream and gathering infrastructure held by the Company Group, including all tubing, pumps, pipes, pipelines, gathering systems, valves, fittings, meters, motors, compressors, compression equipment, line fill, scrubbers, process piping and vessels, spare parts and materials, pipeline markers, vents, measurement equipment, regulators, gathering lines, fittings, pig launching and receiving equipment, dehydration units, tanks, traps, cathodic protection systems, chemical inventories and chemical treatment systems, separation facilities, instrumentation, control devices, all cabling, wiring, conduit and cable tray associated with the foregoing equipment and systems, structures and materials.
“MIP” has the meaning set forth in the Recitals.
“MIP Interest Sale” has the meaning set forth in the Recitals.
“MIP Interests” has the meaning set forth in the MIP Purchase Agreement.
“MIP Property Percentage” is 20%.
“MIP Purchase Agreement” has the meaning set forth in the Recitals.
“MIP Sellers” has the meaning set forth in the Recitals.
“MIP Transaction Consideration” has the meaning set forth in the MIP Purchase Agreement.
“Moelis” means Moelis & Company LLC.
“Net Revenue Interest” means, with respect to any Well or DSU, the applicable Company Group Member’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons produced and saved or sold from or allocated to such Well or DSU from the applicable Target Formation(s), in each case, after giving effect to all royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other Burdens on, measured by or payable out of Hydrocarbon production therefrom.
“Newberry” means Newberry Permian, Inc., a Delaware corporation.

“Newberry Consolidated Return” means any Tax Return in respect of any Affiliated Group, in each case, of which (a) Newberry or any Affiliate of Newberry (other than the Company Group Members), on the one hand, and (b) any of the Company Group Members, on the other hand, is or was a member on or prior to the Closing Date.
“Non-DTC Share” has the meaning set forth in Section 3.7(c).
“Non-Recourse Party” means, with respect to a party, any of such party’s former, current and future, direct or indirect, equityholders, controlling Persons, clients, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or any of their respective successors or assignees (or any former, current or future, direct or indirect, equityholder, controlling Person, client, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or any successor or assignee of any of the foregoing).
“NORM” means naturally occurring radioactive material.
“NYSE” has the meaning set forth in Section 7.17(e).
“Operations Hire Offer” has the meaning set forth in Section 7.15(a)(i).
“Operations Individual” has the meaning set forth in Section 7.15(a).
“Operations Individual’s Release” has the meaning set forth in Section 7.15(a)(i).
“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a company, the certificate of formation and the company agreement thereof, and (d) with respect to any other Person, the organizational, constituent or governing documents or instruments of such Person.
“Other Indemnitors” has the meaning set forth in Section 7.8(c).
“Outside Date” means January 8, 2027; provided, however, that if any of the conditions precedent to Closing contained in Section 8.1(c) (Regulatory Approval) shall not have been satisfied or waived on or prior to such date, but all other conditions precedent to Closing set forth in Section 8.1, Section 8.2 and Section 8.3 shall have been satisfied or waived (except for any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing), then the Outside Date will automatically be extended to March 31, 2027.
“Parent” has the meaning set forth in the Preamble.
“Parent Closing Date Reorganization” has the meaning set forth in Section 10.7.
“Parent Common Stock” means the ordinary shares of Parent, par value of $0.01 per share.

“Parent Filings” has the meaning set forth in Section 7.17(e).
“Parent Fundamental Representations” has the meaning set forth in Section 8.3(a).
“Parent Group” means the Parent Parties, their Affiliates, and each of their respective officers, directors, employees, agents, advisors and other Representatives.
“Parent Indemnified Parties” means each of Parent and its Affiliates (including the Surviving Corporation) and its and their respective directors, officers and agents, and their respective successors in interest and assigns.
“Parent Material Adverse Effect” means a Material Adverse Effect with respect to the Parent Parties or, with respect to any Parent Party, any change, circumstance, development, state of facts, effect, or condition that individually or in the aggregate, materially and adversely affects or delays the ability of such Person to consummate the transactions contemplated hereby or would reasonably be expected to do so.
“Parent Parties” means Parent and Merger Sub, collectively.
“Parent Payments” has the meaning set forth in Section 7.25(b).
“Parent Prospectus” has the meaning set forth in Section 7.21(a).
“Parent Release” means a release in substantially the form attached hereto as Exhibit H-2 executed by Parent.
“Partnership Group” means Birch Permian, LLC, Birch Minerals and each of their respective Subsidiaries.
“Party” and “Parties” have the meanings set forth in the Preamble.
“Per Share Merger Consideration” means, with respect to each share of Company Common Stock issued and outstanding immediately prior to the Time of Merger’s Effectiveness (other than shares canceled pursuant to Section 3.2(c) and Dissenting Shares), an amount equal to (a) the aggregate amount of the Exchange Fund, divided by (b) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Time of Merger’s Effectiveness (other than shares canceled pursuant to Section 3.2(c) and Dissenting Shares). Upon release of amounts from the Disputed Effective Date Escrow Account, Leakage Escrow Account, or the Defect Escrow Account to the Company Stockholders, such amounts shall be disbursed in accordance with this Agreement and the Escrow Agreement to the Exchange Agent, on behalf of the Company Stockholders, for distribution to the Company Stockholders pro rata in accordance with their Proceeds Percentage as additional Per Share Merger Consideration.
“Permits” means federal, state and local government licenses, permits, registrations, franchises, orders, consents, approvals, variances, waivers, exemptions and other authorizations by, or filings with, any Governmental Authority.

“Permitted Encumbrances” means any or all of the following:
(a)royalties and any overriding royalties, net profits interests, free gas arrangements, production payments, reversionary interests, back-in interests and other similar Burdens on production to the extent that the net cumulative effect of such Burdens does not (i) reduce the Company Group’s Net Revenue Interest below that shown in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, as applicable, (ii) increase the Company Group’s Working Interest above that shown in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, as applicable, without a proportionate increase in the Net Revenue Interest of the Company Group, or (iii) materially and adversely interfere with the use, ownership or operation of any of the Wells as they are currently used, owned or operated (each of clauses (i) through (iii), an “Interest Reduction”);
(b)all unit agreements, pooling agreements, operating agreements, farmout agreements, Hydrocarbon production sales contracts, division orders and other contracts, agreements and instruments applicable to the Properties, except to the extent causing any Interest Reduction;
(c)Preferential Rights, consent requirements, change of control provisions, tag-along and drag-along rights, and similar transfer restrictions, in each case, to the extent set forth on Schedule 5.10;
(d)statutory liens for Taxes (i) not yet due or payable or (ii) being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;
(e)materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent or, if delinquent, being contested in good faith by appropriate actions identified on Schedule 1.1(g), and for which adequate cash reserves are maintained for the payment thereof in accordance with GAAP (including any amounts being withheld as provided by Law);
(f)all rights to consent, by required notices to, filings with, or other actions by Governmental Authorities that do not apply to the transactions contemplated by this Agreement or, if they do apply, are customarily obtained subsequent to the closing of transactions that are similar to the transactions contemplated by this Agreement if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if specifically enumerated conditions set forth in such applicable Law are satisfied;
(g)excepting circumstances where such rights have already been triggered, conventional rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(h)easements, Rights-of-Way, covenants, servitudes, Permits, surface leases and other rights in respect of surface operations and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way that do not materially interfere with the use, development, or ownership of the Assets subject thereto or affected thereby;
(i)gas balancing and other production balancing obligations, and obligations to balance or furnish make-up Hydrocarbons under Hydrocarbon sales, gathering, processing or transportation contracts, except to the extent causing, individually or in the aggregate, any Interest Reduction;
(j)all rights reserved to or vested in any Governmental Authorities to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license or Permit issued by any Governmental Authority;
(k)any lien, charge or other Encumbrance on or affecting the Assets that is discharged by any member of the Company Group at or prior to Closing at no expense to Parent;
(l)the terms and conditions of the Leases and other instruments in the chain of title to any Assets, including any depth limitations or similar limitations that may be set forth therein that do not, individually or in the aggregate, result in an Interest Reduction;
(m)zoning and planning ordinances and municipal regulations;
(n)any statutory liens created under the Laws of the State of Texas and any Encumbrances created under the operating agreements or by operation of Law, in each case, in respect of obligations that are not yet due;
(o)any Encumbrances burdening a Third Party lessor’s or grantor’s interest in the Assets (including any Encumbrances created under deeds of trust, mortgages and similar instruments by any such lessor or grantor), which, if not subordinated to the rights of Company Group, are not currently in default or subject to foreclosure or other enforcement proceedings by the holder;
(p)depth severances shown on Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2 to the extent that they do not, individually or in the aggregate, result in an Interest Reduction;
(q)any Encumbrances created by Law or reserved in the Leases for royalties, bonus or rental, or created to secure compliance with the terms of the Leases, provided that, in each such case, the Company Group is then in compliance with the terms of such Leases in all material respects and the respective lessor has no cause or right to enforce or execute on such Encumbrances;
(r)the terms and conditions of, and any rights of Third Parties to back into any interest in the Assets to the extent such terms, conditions and rights are expressly shown as binding on the applicable Property on Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2;
(s)any defect arising out of a lack of corporate or entity authorization, arising from a failure to recite marital status or arising out of omissions of successions of heirship or estate proceedings, except in each case where evidence is available that reasonably supports a Third Party’s claim to superior title;
(t)lack of a survey of the surface of the Properties, unless a survey is required by Law;
(u)any matter that has been cured, released or waived by any Law of limitation or prescription, including adverse possession and the doctrine of laches, in each case, and which can be substantiated by the affirmative ruling of a court of competent jurisdiction;
(v)failure to record Leases issued by any Governmental Authority (which, for the avoidance of doubt, includes any state agency or any successor agency thereto) in the real property, conveyance, or other records of the county in which such Leases are located; provided that the instruments evidencing the conveyance of such title to any Company Group Member from its immediate predecessor in title are recorded with the Governmental Authority that issued any such Lease;
(w)rights of any (i) common owner of any interest in any fee mineral interest as tenants in common or through common ownership, (ii) owner or lessee of any oil and gas interests in formations, strata, horizons, or depths other than the Target Formation(s) or (iii) common owner of any interest in surface rights currently held by the Company Group and such common owner as tenants in common or through common ownership, in each case, except as such rights would, individually or in the aggregate, result in an Interest Reduction;
(x)(i) lack of a division order or an operating agreement covering any Property (including portions of a Property that were formerly within a unit but which have been excluded from the unit as a result of contraction of the unit) or (ii) failure to obtain waivers of maintenance of uniform interest, restriction on zone transfer, or similar provisions in operating agreements with respect to assignments in the applicable Company Group Member’s chain of title to the Property unless (i) the underlying provisions of such operating agreement provide that such failure voids or nullifies (automatically or at the election of the holder thereof) the assignment with respect to such asset or (ii) there is an outstanding and pending, unresolved claim from a Third Party with respect to the failure to obtain such waiver;
(y)defects based on or arising solely out of the failure of any Company Group Member to enter into, be party to, or be bound by, pooling provisions, a pooling agreement, production sharing agreement or other similar agreement with respect to any horizontal Well that crosses more than one Lease or tract to the extent (i) such Well has been permitted by the Railroad Commission of Texas or other applicable Governmental Authority and (ii) the allocation of Hydrocarbons produced from such Well among such Lease or tracts is based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that reasonably attributes to each such Lease or leasehold tract its share of such production;
(z)arising from any change in applicable Laws after the Execution Date;
(aa)defects arising from prior expired Hydrocarbon leases that are not surrendered or released of record absent affirmative evidence of an adverse claim by another Person that such lease is in full force and effect;
(ab)defects based solely on any Company Group Member’s failure to have a title opinion or title insurance policy on any Property;
(ac)decreases in the Company Group’s Net Revenue Interest (i) in connection with those operations in which the Company Group may be a non-consenting co-owner after the Execution Date in accordance with the terms of this Agreement, (ii) resulting from the reversion of interests to co-owners with operations in which such co-owners elect not to consent after the Execution Date, (iii) resulting from the establishment or amendment, after the Execution Date of (A) pools or units and (B) allocations to horizontal laterals, (iv) required to allow other working interest owners to make up past underproduction or pipelines to make up past under-deliveries or (v) as otherwise shown on Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, as applicable;
(ad)increases in the Company Group’s Working Interest (i) that are accompanied by at least a proportionate increase in the Company Group’s Net Revenue Interest, (ii) resulting from contribution requirements with respect to defaulting or non-consenting co-owners under the applicable operating agreement, (iii) to the extent such increases result from co-owners electing under applicable operating agreements not to participate in an operation relating to such Well or (iv) as otherwise shown on Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2;
(ae)Well Imbalances and Pipeline Imbalances;
(af)defects or loss of title affecting ownership interests in formations other than the Target Formations;

(ag)non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business;
(ah)any calls on production in any Material Contract; and
(ai)any matters expressly disclosed in Schedule 1.1(d) - Part 1, Schedule 1.1(d) - Part 2 or Schedule 5.6(a).
“Permitted Leakage” means any of the following payments that would constitute Leakage, without duplication, to the extent occurring during the period after the Effective Date and prior to Closing: (a) any matter expressly contemplated, required or permitted by this Agreement or the Transactions; (b) any payment required to be made by applicable Law; (c) any intra-group payment or transaction among Company Group Members; and (d) the transfer of Birch Resources to Birch II (provided, that any Taxes incurred by any Company Group Member attributable to such transfer shall be borne by the Company and shall constitute Leakage); (e) any amount corresponding to an Effective Date Account to the extent such amount constituted a liability reflected in the Estimated Effective Date Accounts or the Proposed Effective Date Accounts; and (f) the payments set forth on Schedule 1.1(e); provided, that any costs and expenses incurred by the Company Group to remedy or cure any (i) Title Defect of which Parent has notified the Company in writing on or prior to the Defect Claim Date (whether by formal or informal notice, and including any Title Defect Notice delivered in accordance with Section 11.2(a)), (ii) Environmental Defect of which Parent has notified the Company in writing on or prior to the Defect Claim Date (whether by formal or informal notice, and including any Environmental Defect Notice delivered in accordance with Section 11.3(a)) or (iii) breach of this Agreement shall not be considered “Permitted Leakage” hereunder. Notwithstanding anything to the contrary in this definition (including clause (a) above) or elsewhere in this Agreement, in no event shall any dividend or other distribution (whether in cash, securities or other property) declared, set aside, paid or made by any Company Group Member constitute “Permitted Leakage” hereunder, other than (i) any dividend or distribution paid by a Company Group Member to another Company Group Member and (ii) any Permitted Tax Distribution.
“Permitted Tax Distribution” means any distribution by the Partnership Group to the Company that (i) is made during the Tax Distribution Period, and (ii) is, together with any prior Permitted Tax Distribution, in an aggregate amount not to exceed the Estimated Tax Liability with respect to the Company.
“Permitted Tax Distribution Shortfall” means the amount, if any, by which (a) the aggregate Permitted Tax Distributions actually paid by the Partnership Group to the Company are less than (b) the Final Tax Liability of the Company.
“Permitted Tax Distribution Surplus” means the amount, if any, by which (a) the aggregate Permitted Tax Distributions actually paid by the Partnership Group to the Company are greater than (b) the Final Tax Liability of the Company.
“Person” means an individual, corporation, company, limited liability company, joint venture, syndicate, person, trust, association, organization or other entity, including any

Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.
“Phase II Environmental Site Assessment” means a Phase II environmental property assessment that satisfies the basic assessment requirements set forth under the current ASTM International Standard Practice for Environmental Site Assessments (Designation E1903-19) or other similar investigation, sampling or testing or other site assessment commonly referred to as a “Phase II” site assessment.
“Pipeline Imbalances” means any marketing imbalance between the quantity of Hydrocarbons attributable to the Assets required to be delivered by a Company Group Member under any contract relating to the purchase and sale, gathering, transportation, storage, processing (including any production handling and processing at a separation facility) or marketing of Hydrocarbons and the quantity of Hydrocarbons attributable to the Assets actually delivered by a Company Group Member pursuant to the relevant contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.
“Post-Closing Leakage Notice” has the meaning set forth in Section 3.4(b).
“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and, with respect to a Straddle Period, the portion of the taxable period that ends on and includes the Closing Date (determined in accordance with Section 10.2(a)).
“Preferential Rights” means any preferential rights to purchase, rights of first refusal, rights of first offer, tag right, draft right or similar rights applicable to any of the Assets that are required in connection with the transactions contemplated by this Agreement.
“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.
“Proceeds Percentage” means, with respect to each Company Stockholder, a fraction, expressed as a percentage, the numerator of which is the number of shares of Company Common Stock held by such Company Stockholder immediately prior to the Time of Merger’s Effectiveness and the denominator of which is the total number of shares of Company Common Stock issued and outstanding immediately prior to the Time of Merger’s Effectiveness (other than shares canceled pursuant to Section 3.2(c) or Dissenting Shares).
“Properties” means, collectively, the Real Property Interests and the Wells.

“Proposed Effective Date Accounts” has the meaning set forth in Section 3.3(a).
“Protection Period” has the meaning set forth in Section 7.15(a)(i).
“Public Announcement Restrictions” has the meaning set forth in Section 7.4(a).
“R&W Insurance Policy” has the meaning set forth in Section 7.13.
“Real Property Interests” means (a) the oil and gas leases, oil, gas, and mineral leases, subleases, and other leaseholds, all renewals, extensions, ratifications and amendments of such leases and leaseholds (the “Leases”), and (b) all mineral fee interests, royalty interests, net profits interests, overriding royalty interests, carried interests, working interests, net revenues interests, and other interests and rights to Hydrocarbons, in each case, described on Schedule 1.1(c).
“Reasonably Prudent Operator Response” means the response required or allowed under Environmental Laws that completely cures, corrects and addresses the identified Environmental Defect in the lowest cost manner (considered as a whole) to allow operations with respect to the Asset burdened by such Environmental Defect to continue, now and in the future, in the same manner as currently conducted that is required or allowed under Environmental Laws, as compared to any other response that is required or allowed under Environmental Laws. The Reasonably Prudent Operator Response may include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of Remediation if such responses are allowed under Environmental Laws.
“Related Party” means, with respect to the Company, any Affiliate of the Company Stockholders (other than a Company Group Member), or any related person (as defined in Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended) of the Company.
“Related Party Contract” means any Contract between (a) any Company Group Member, on the one hand, and (b) any Related Party, on the other hand.
“Release” means any releasing, disposing, discarding, abandonment, discharging, injecting, spilling, leaking, pumping, pouring, leaching, migrating, dumping, emitting, escaping or emptying into or upon any soil, air, sediment, subsurface strata, surface water, groundwater, or drinking water supply.
“Release of Hydrocarbons” means any Release of Hydrocarbons into or upon any soil, air, sediment, subsurface strata, surface water, groundwater, or drinking water supply that triggers any reporting obligations to any Governmental Authority, including the Railroad Commission of Texas, under any applicable Law.
“Remediation” including the correlative terms “Remediate” and “Remediated” means the implementation and completion of any investigative, remedial, removal, response, monitoring, construction, repair, closure, disposal, restoration or other corrective actions (including any necessary filings or interactions with Governmental Authorities) required under Environmental

Laws to respond, to the extent required by applicable Environmental Laws, to any Release or threatened Release of any Hazardous Substances at, on, under or from any Asset, in the most cost-effective manner allowed under applicable Environmental Laws, considering continued use of the Assets in the same manner as currently used and any operational or use limitations or controls. Remediation may include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of active Remediation if such responses are appropriate and allowed under Environmental Laws.
“Remediation Amount” means, with respect to any Environmental Condition asserted in relation to an Environmental Defect Notice, the cost (net to the Company Group’s interest in the Assets) for Remediation of such Environmental Condition determined consistent with the Reasonably Prudent Operator Response; provided, however, that “Remediation Amount” shall not include (a) expenses for matters that are ordinary costs of doing business regardless of the presence of an Environmental Condition (e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets or in connection with Permit renewal/amendment activities), (b) overhead costs of Parent and/or its Affiliates, or (c) any costs or expenses relating to the presence of asbestos, asbestos containing materials or NORM where such presence does not trigger a current response action obligation pursuant to Environmental Laws. Notwithstanding anything to the contrary in the foregoing, to the extent any Midstream Assets are subject to an Environmental Condition, the Remediation Amount with respect to such Environmental Defect shall take into account all cost and losses upstream of such Midstream Asset, including costs associated with loss of production and/or the inability to gather, transport or market any Hydrocarbons due to shutting-in of Wells during Remediation activities.
“Representatives” means (a) partners, employees, officers, directors, members, equity owners and counsel of a Party or any of its Affiliates or any prospective purchaser of a Party or an interest in a Party, (b) any investment bank, consultant (including environmental consultants) or agent retained by a Party or the parties listed in subsection (a) above and (c) any bank, other financial institution or entity funding, or proposing to fund, such Party’s operations in connection with the Assets, including any consultant retained by such bank, other financial institution or entity.
“Requisite Financial Statement Information” has the meaning set forth in Section 7.17(e).
“Requisite Financial Statement Information Delivery Deadline” means September 25, 2026.
“Requisite Financial Statement Information Delivery Obligations” means the financial statement information delivery obligations (a) of Birch Resources and the Company Group set forth in clause (i) and clause (iii) of the third sentence of Section 7.17(e), and (b) of Birch II and its Subsidiaries set forth in clause (i) and clause (iii) of the third sentence of Section 8.15(e) of the Birch II Purchase Agreement, in each case, with respect to the Parent Filings.
“Reserve Engineer” has the meaning set forth in Section 5.34.
“Reserve Report” has the meaning set forth in Section 5.34.

“Resolution Period” has the meaning set forth in Section 3.3(a)(i).
“Review Period” has the meaning set forth in Section 3.3(a)(i).
“Rights-of-Way” means all licenses, servitudes, easements, rights-of-way, surface use agreements, fee surface interests, surface leases, water access and water use agreements and other similar surface or subsurface rights or estates or water rights used in connection with the Real Property Interests.
“Scheduled Closing Date” has the meaning set forth in Section 2.2.
“Schedules” means the schedules delivered in connection with the execution and delivery of this Agreement.
“SEC” has the meaning set forth in Section 7.17(e).
“Section 280G Payments” has the meaning set forth in Section 7.25(a).
“Securities Act” has the meaning set forth in Section 7.17(e).
“Seller Agreement” means that certain Seller Agreement, by and among the Company, the Stockholder Representative, and the other parties thereto, dated as of the date hereof.
“Signing Hedges” means the Hedging Transactions entered into by the Company Group Members as of the Execution Date and set forth on Schedule 7.7(a).
“Specified Hedges” means, collectively, the Signing Hedges and all Hedging Transactions entered into by the Company Group Members between the Execution Date and the Closing that meet the Hedging Parameters.
“Start Date” has the meaning set forth in Section 7.15(a).
“Stockholder Representative” has the meaning set forth in the Preamble.
“Straddle Period” means any taxable period that begins on or before, and ends after, the Closing Date.
“Subject Marks” has the meaning set forth in Section 7.9.
“Subsidiary” means, with respect to any Person, any other Person Controlled by such first Person, directly or indirectly, through one or more intermediaries.
“Surface Contracts” means all easements, rights-of-way, surface fee interests, servitudes, surface leases, surface use agreements and other surface usage rights in which Company Group owns an interest (other than the Real Property Interests) with the primary purpose of granting surface use rights in connection with the Assets.
“Surviving Corporation” has the meaning set forth in the Recitals.

“Suspense Funds” means all amounts owed, and held by any member of the Company Group or any Affiliate thereof in suspense in accordance with applicable Law or Contract, that are attributable to the Properties and owed to Third Parties.
“System Material Adverse Effect” means, with respect to the Company Group and the Birch II Subsidiaries, any change, circumstance, development, state of facts, effect, or condition that, individually or in the aggregate, results in, or would reasonably be expected to result in (a) a materially adverse effect on the business, liabilities, financial condition or results of operations of such Persons (taken collectively), or (b) a material adverse effect on the ability of the Company to consummate the Transactions in accordance with (and subject to the conditions set forth in) this Agreement and perform its obligations hereunder; provided, however, that, with respect to clause (a) only, none of the following, either alone or in the aggregate, shall be deemed to constitute or contribute to a “System Material Adverse Effect,” or otherwise be taken into account when determining whether a “System Material Adverse Effect” has occurred or is existing: (i) any change or prospective change in applicable Laws, other legal or regulatory conditions or GAAP or other accounting standards or the interpretation or enforcement thereof, or that result from any action taken for the purpose of complying with any of the foregoing; (ii) economic, political, or business conditions (including changes in such conditions) or financial, credit, debt, or securities market conditions generally, including changes in supply, demand, transportation or storage capacity, interest rates, exchange rates, commodity prices (including Hydrocarbons), electricity prices, or fuel costs, sand or proppants and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) any legal, regulatory, or other change generally affecting the industries, industry sectors, or geographic sectors of such Person, including any change in the prices of oil, natural gas, or other Hydrocarbon products, any increase in operating costs or capital expenses or any reduction in drilling activity or production or the demand for related gathering, processing, transportation, and storage services; (iv) any change resulting or arising from the announcement or other publicity or pendency of this Agreement or the other Transaction Documents (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or regulators); provided that the exception in this clause (iv) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the announcement or pendency of this Agreement; (v) any change resulting or arising from hostilities, sabotage, terrorism, or the escalation or general worsening of any of the foregoing; (vi) any epidemic, pandemic, disease outbreak or other public health crisis or public health event, or the worsening of any of the foregoing; (vii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions; (viii) any disruption in the purchase or transportation of crude oil or natural gas produced or otherwise sold by such Person or its Subsidiaries as a result of any shutdown, interruption or declaration of force majeure by any pipeline operator or other purchaser of such products; (ix) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business; (x) seasonal reductions in revenues and/or earnings of such Person or any of its Subsidiaries in the ordinary course of their respective businesses; (xi) any actions taken or omitted to be taken by a Party at the express written direction of the other Parties (for the avoidance of doubt, any action by, or omission of, a Party for which such Party sought or requested, and the other Parties provided, consent shall not be deemed to be “at the written direction” of the Party); (xii) any change, in and of itself, in the market price or trading volume of such Person’s securities or any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect) or (xiii) any change resulting or arising from the taking of, or the failure to take, any action by the Parent Parties or any of their Affiliates, required or otherwise expressly contemplated by this Agreement or consented to or requested by the Company in writing; provided, that the exceptions in clauses (i), (ii), (iii), (v), (vi) and (vii) above shall apply only to the extent that such changes do not have a disproportionate impact on such Person as compared to other Persons in the oil and gas industry related to similarly situated operations in the geographic region in which such Person’s assets are located.
“Target Formation” means (a) with respect to any currently producing Well listed on Schedule 1.1(d) - Part 1, the formation(s) in which such Well is open to production (or if not currently being produced, capable of being produced, by such Well) or (b) with respect to any DSU listed on Schedule 1.1(d) - Part 2, the formation(s) listed for such DSU on Schedule 1.1(d) - Part 2. The Parties recognize that the actual depths of the Target Formations will vary across the Properties.
“Tax Distribution Period” means the period beginning on the Effective Date and ending on the Closing Date; provided that if the Closing occurs after December 31, 2026 but on or before the Outside Date, Tax Distribution Period shall mean both the period beginning on the Effective Date and ending on (and including) December 31, 2026, and the period beginning on January 1, 2027 and ending on the Closing Date.
“Tax Rate” means the highest combined U.S. federal, state and local income Tax rate that is applicable to a U.S. corporation operating in Texas during the Tax Distribution Period.
“Tax Return” means any return (including any information return and any estimated return), report, statement, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any attachments thereto and supplements or amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to any Tax.
“Taxes” means all (i) taxes, assessments or other similar charges in the nature of a tax imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, production, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding (including backup withholding), conservation, lease, leasehold interest, customs duty, escheat, and estimated taxes, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) liabilities in respect of any item described in clause (i) above that arise by reason of a contract, assumption, transferee or successor liability, operation of law (including by reason of participation in a consolidated, combined or unitary Tax Return) or otherwise, and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity, tax allocation agreement, or any other agreement to indemnify any other Person.
“Termination Fee” means $50,000,000.
“Third Party” or “Third-Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.
“Ticking Amount” means an aggregate amount equal to $2,000,000 with respect to each calendar month commencing as of the Effective Date and concluding on the Closing Date (it being understood that with respect to any partial month during such period, such amount for such partial period shall be equal to the product of (a) $2,000,000 and (b) the quotient derived by dividing (i) the number of days in such month after (and including) the Effective Date and prior to (and including) the Closing Date by (ii) the total number of days in such calendar month); provided, that, with respect to the calendar month (or portion thereof) commencing on the date that is ninety (90) days following the Execution Date, the Ticking Amount for such month shall be increased by an additional $10,000,000 (prorated for any partial month on the basis described in clause (b) above); provided, further, that no such additional amount shall accrue with respect to any period during which the Closing is delayed as a result of (x) the failure of any applicable waiting period under the HSR Act required in connection with the Transactions to expire or be terminated or (y) the failure to obtain, or the pendency of any filing, application, review or comment process in respect of, any approval, consent or clearance of or by the FCA, in each case, required in connection with the Transactions, and, with respect to any calendar month during which any such delay is continuing for only a portion of such month, the Ticking Amount (including any such additional amount) for such month shall be prorated on the basis described in clause (b) above so as to exclude each day of such month during which any such delay is continuing; provided, however, that this proviso shall not apply with respect to the circumstances contemplated by clause (y) hereof from and after January 1, 2027. For the avoidance of doubt, no delay attributable to any other regulatory approval, consent, review, clearance or waiting period shall suspend or otherwise affect the accrual of the Ticking Amount or any such additional amount.
“Time of Merger’s Effectiveness” has the meaning set forth in Section 2.3.
“Title Arbitrator” has the meaning set forth in Section 11.2(i).
“Title Benefit” means any right, circumstance or condition that operates to (a) increase the Net Revenue Interest for any Well or DSU such that the actual Net Revenue Interest of the Company Group for such Well or DSU for the applicable Target Formation is greater than the Net Revenue Interest shown in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2, as applicable, for such Well or DSU for such Target Formation, to the extent the same does not cause a greater than proportionate increase in Company Group’s Working Interest therein, or (b) decrease the Working Interest for any Well or DSU such that the actual Working Interest of the Company

Group for such Well or DSU for the applicable Target Formation is less than the Working Interest shown in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2 for such Well or DSU for such Target Formation, to the extent the same does not cause any decrease in the Net Revenue Interest for such Well or DSU below that shown in Schedule 1.1(d) - Part 1 or Schedule 1.1(d) - Part 2 for such Well or DSU for such Target Formation.
“Title Benefit Amount” has the meaning set forth in Section 11.2(g).
“Title Benefit Notice” has the meaning set forth in Section 11.2(b).
“Title Benefit Notices” has the meaning set forth in Section 11.2(b).
“Title Benefit Property” has the meaning set forth in Section 11.2(b).
“Title Defect” means any Encumbrance that causes the Company Group not to have Defensible Title in and to any Well, DSU or Midstream Asset; provided that the following shall not be considered Title Defects:
(a)    defects based on a gap in the Company Group’s chain of title to any Well, DSU or Midstream Asset in the applicable federal, state or county records, unless such gap is shown to exist in such records by an abstract of title, title opinion or landman’s title chain or runsheet, or which gap has resulted in another Person’s actual and superior claim of title;
(b)    defects that affect only which Person has the right to receive Burden payments (rather than the amount of the proper payment of such Burden payment) and that do not affect the validity of the underlying Lease, in each case, to the extent the same does not result in an Interest Reduction;
(c)    any defects or irregularities in acknowledgements unless affirmative evidence shows that such defect or irregularity results in another Person’s actual and superior claim of title to the affected Assets;
(d)    any defects arising from lack of an affidavit of identity or the need for one if the relevant Person’s name is readily apparent unless affirmative evidence shows that such failure or omission may result in another Person’s actual and superior claim of title to the affected Assets;
(e)    any defects arising from a lack of power of attorney unless affirmative evidence shows that such failure or omission results in another Person’s actual and superior claim of title to the affected Assets; and
(f)    any defect based solely on: (i) a lack of information in the Company Stockholders’ or their Affiliates’ files, including a lack of any title opinion or (ii) references to an unrecorded document to which no Company Stockholder or any of their Affiliates is a party.

“Title Defect Amount” has the meaning set forth in Section 11.2(f).
“Title Defect Notice” or “Title Defect Notices” have the meanings set forth in Section 11.2(a).
“Title Defect Property” has the meaning set forth in Section 11.2(a).
“Title Dispute Amount” has the meaning set forth in Section 11.2(i).
“Title Disputes” has the meaning set forth in Section 11.2(i).
“Transaction Documents” has the meaning set forth in Section 13.19(a).
“Transaction Tax Deductions” means any item of loss or deduction (including, for the avoidance of doubt, any net operating loss deduction), Tax refund receivables, reductions in Tax liability and other Tax benefits and/or assets, whether realized before, at or after the Closing resulting from or attributable to (i) the amount of legal, accounting, financial advisory, and other professional fees and expenses paid or payable by the Company Group in connection with the transactions contemplated by this Agreement, (ii) change-in-control, retention, incentive, stay, severance or similar amounts paid or payable by the Company Group to current or former employees or other individual service providers of the Company Group in connection with the transactions contemplated by this Agreement, (iii) the exercise or payment for cancellation of employee or other compensatory options and (iv) fees, expenses, and interest (including unamortized original issue discount and any other amounts treated as interest for U.S. federal income Tax purposes and any prepayment penalty or breakage fees or accelerated deferred financing fees) incurred by the Company Group, in each case arising in connection with the transactions contemplated by this Agreement. In determining the deductibility of any success-based fees included in Transaction Tax Deductions, the Parties agree to apply the safe harbor election set forth in IRS Revenue Procedure 2011-29.
“Transactions” has the meaning set forth in the Recitals.
“Transfer Taxes” has the meaning set forth in Section 10.4.
“Transition Period” has the meaning set forth in Section 7.9.
“Transition Services Agreement” means the transition services agreement by and between Birch Resources and Parent, in substantially the form attached hereto as Exhibit K to be entered into on the Closing Date.
“Treasury Regulations” means the final, temporary, and proposed United States Department of the Treasury regulations promulgated under the Code.
“TSA” means that certain Tax Sharing Agreement by and among Wolfberry, Newberry Permian Inc., and Birch Permian Holdings, Inc. and its affiliated companies dated January 1, 2023.

“UK Admission” has the meaning set forth in Section 7.21(a).
“UK DTRs” means the Disclosure Guidance and Transparency Rules made by the FCA and forming part of the FCA Handbook, as set out in the FCA’s Disclosure Guidance and Transparency Rules sourcebook, as amended from time to time.
“UK Listing Rules” means the UK Listing Rules sourcebook (UKLR) made by the FCA, as amended from time to time.
“UK MAR” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse as it forms part of domestic Law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time.
“UK Prospectus Regulation” means the Public Offers and Admissions to Trading Regulations 2024 (SI 2024/105), together with the rules made by the FCA pursuant thereto (including the FCA’s Prospectus Rules: Admission to Trading on a Regulated Market sourcebook), in each case as amended, supplemented or replaced from time to time.
“Unaccounted Leakage” has the meaning set forth in Section 3.4(b).
“Unilateral Defect Condition” has the meaning set forth in Section 8.3(g).
“U.S.” means the United States of America.
“Waived Benefits” has the meaning set forth in Section 7.25(a).
“Waiving Parties” has the meaning set forth in Section 13.19(a).
“Well Imbalance” means any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of a Company Group Member therein and the shares of production from the relevant Well to which a Company Group Member is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.
“Wells” means all oil, gas, water, disposal, injection, monitoring, and other wells located on the Leases in which the Company Group owns an interest, including the oil and gas wells described on Schedule 1.1(d) - Part 1, which Schedule is not inclusive of plugged and abandoned wells and undrilled wells that have been issued a Permit.
“Wolfberry” has the meaning set forth in the Preamble.
“Working Interest” means, with respect to the Target Formation in any Property, the interest (expressed as a percentage or a decimal) that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations for such Property with respect to the Target Formation, without regard to the effect of any Burdens.

* * *

EXHIBITS

Exhibit A    -    Estimated Effective Date Accounts
Exhibit B    -    Form of Proposed Effective Date Accounts
Exhibit C    -    Form of Letter of Transmittal
Exhibit D    -    Form of BR Transfer Agreement
Exhibit E    -    Illustrative Deductible Calculations
Exhibit F    -    Form of A&R TSA
Exhibit G    -    Form of Company Stockholder Consent
Exhibit H-1    -    Form of Company Stockholder Release
Exhibit H-2    -    Form of Parent Release
Exhibit I    -    Effective Date Account Categories; Accounting Policies &
        Procedures
Exhibit J    -    Form of Escrow Agreement
Exhibit K    -    Form of Transition Services Agreement
Exhibit L    -    Hedging Parameters
Exhibit M    -    Calculation of Closing Merger Consideration
Exhibits

Exhibits

SCHEDULES

These disclosure schedules (the “Schedules”) have been prepared and are being delivered in connection with the execution and delivery of the Agreement and Plan of Merger (the “Agreement”) entered into as of September 2, 2026, by and among Diversified Energy Company, a Delaware corporation (“Parent”), DEC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Birch Permian Holdings, Inc., a Delaware corporation (the “Company”), and Birch 2026 Stockholder Representative LLC, a Delaware limited liability company, solely in its capacity as the representative of the Company Stockholders (the “Stockholder Representative”). Parent, Merger Sub, Company and the Stockholder Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used in the Schedules, if not otherwise defined, shall have the meanings ascribed to them in the Agreement.
The Schedules are qualified in their entirety by reference to specific provisions of the Agreement and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or the Parent Parties, except and to the extent provided in the Agreement.
The inclusion of any specific item in the Schedules is not intended to imply that the item so included or other items are or are not material, and no Party shall use the fact of the inclusion of such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is not material for purposes of the Agreement. No disclosure in any Schedule shall be deemed to constitute an admission of any liability by the Company or the Parent Parties to any Third Party. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in the Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material. In each case, no Party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in the Agreement is or is not material for purposes of the Agreement or whether any obligation, item or matter included in the Schedules is or is not material for purposes of the Agreement or is within or outside of the ordinary course of business.
Matters disclosed in the Schedules are not necessarily limited to matters that are required by the Agreement to be disclosed herein. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by the Agreement.
Any information disclosed in any section of the Schedules shall be deemed to be disclosed and incorporated into any other section of the Schedules to the extent that it is reasonably apparent on the face of such disclosure that such information is applicable to such other section of the Schedules.
Schedules